As filed with the Securities and Exchange Commission on January 9, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

ATWOOD OCEANICS, INC.

(Exact name of registrant as specified in its charter)

Texas (State or other jurisdiction of incorporation or organization)	15832 Park Ten Place Drive Houston, Texas 77084 (281) 749-7800 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	74-1611874 (I.R.S. Employer Identification No.)

Walter A. Baker

Vice President, General Counsel

and Corporate Secretary

Atwood Oceanics, Inc.

15832 Park Ten Place Drive

Houston, Texas 77084

(281) 749-7800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

J. David Kirkland, Jr. Tull R. Florey Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002-4995 (713) 229-1234	J. Michael Chambers Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public:   From time to time after the effective date of this Registration Statement, as determined in light of market conditions and other factors.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of “accelerated filer,” “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check One).

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered/Proposed Maximum Offering Price	Amount of Registration Fee(1)
Senior Debt Securities	$500,000,000	$57,300

(1)	The registration fee of $57,300 is calculated in accordance with Rule 457(r) of the Securities Act. Pursuant to Rule 457(p) under the Securities Act, the Registrant is carrying forward for application in connection with this registration statement the $35,650 previously paid by the Registrant in connection with the registration of $500,000,000 aggregate offering price of securities pursuant to the Registration Statement on Form S-3 (Registration No. 333-168726) initially filed with the Securities and Exchange Commission on August 10, 2010. The entire $35,650 is being applied to offset a portion of the registration fee due for this registration statement. The remaining $21,650 of the registration fee has been paid.

The information in this preliminary prospectus is not complete and may change. This preliminary prospectus is not an offer to sell the securities described herein and is not soliciting an offer to buy such securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 9, 2012

Atwood Oceanics, Inc.

$

    % Senior Notes due 2020

We are offering $         of our     % Senior Notes due 2020. Interest on the notes will accrue from                     , 2012 and will be payable semiannually on                      and                      of each year, beginning on                     , 2012. The notes will mature on                     , 2020.

We may redeem all or part of the notes at any time on or after                     , 2016 at the redemption prices set forth in this prospectus. In addition, before                     , 2015, we may redeem up to 35% of the aggregate principal amount of the notes with the net cash proceeds of certain equity offerings if certain conditions are met.

The notes will be our senior unsecured obligations and will rank equal in right of payment with all of our other existing and future senior debt, senior in right of payment to any of our future subordinated debt and effectively subordinated to any of our secured debt, including all debt under our secured credit facility, to the extent of the value of the collateral securing that debt. The notes will not initially be guaranteed by any of our subsidiaries.

Investing in our notes involves risks. Please read “Risk Factors” beginning on page 12 of this prospectus. You should read this prospectus and the documents incorporated by reference carefully before making an investment decision.

Per Note	Total
Price to Public(1)%	$
Underwriting Discounts %	$
Proceeds to Atwood Oceanics, Inc., before Expenses(1)%	$

(1)	Plus accrued interest, if any, from January , 2012.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes. Delivery of the notes, in book-entry form, will be made on or about January     , 2012 through The Depository Trust Company. Affiliates of each of the underwriters are lenders under our senior secured revolving credit facility and therefore will receive a substantial portion of the net proceeds of this offering. See “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse	Barclays Capital	Wells Fargo Securities

Senior Co-Managers

DNB Markets	Credit Agricole CIB	BNP PARIBAS

Natixis	Nordea	UniCredit Capital Markets

Co-Managers

HSBC	ING	Morgan Keegan

January     , 2012

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus or any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information we have included in this prospectus is accurate only as of the date of this prospectus and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since these dates. It is important for you to read and consider all information contained in this prospectus and the documents incorporated by reference herein in making your investment decision. You should also read and consider the additional information under the caption “Where You Can Find Additional Information” in this prospectus.

We obtained the industry, market and competitive position data used throughout this prospectus from our own research, internal surveys or studies conducted by third parties, independent industry or general publications and other publicly available information. Independent industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, neither we nor the underwriters have independently verified such data, and neither we nor the underwriters make any representations as to the accuracy of such information. Similarly, we believe that our internal research is reliable, but it has not been verified by any independent sources.

PROSPECTUS SUMMARY

This summary highlights information from this prospectus to help you understand our business and an investment in the notes offered hereby. You should read carefully this entire prospectus and the documents incorporated by reference herein for a more complete understanding of this offering. For more information about important risks that you should consider before making a decision to purchase notes in this offering, you should read the “Risk Factors” beginning on page 12 of this prospectus, as well as the “Risk Factors” appearing in our annual report on Form 10-K for the fiscal year ended September 30, 2011. Except in the “Description of Notes” section of this prospectus, and unless the context requires otherwise, references to “Atwood Oceanics,” “Atwood,” “us,” “we” and “our” mean Atwood Oceanics, Inc. together with its subsidiaries.

Atwood Oceanics, Inc.

Business Overview

We are an international offshore drilling contractor engaged in the drilling and completion of exploratory and developmental offshore oil and natural gas wells. We currently own 10 mobile offshore drilling units, or “rigs,” located in Australia, Southeast Asia, West Africa, the Mediterranean Sea, South America and the U.S. Gulf of Mexico, and are constructing an ultra-deepwater semisubmersible, two ultra-deepwater drillships, and three high-specification jack ups scheduled for delivery in 2012 through 2014. We were founded in 1968 and have our headquarters in Houston, Texas, with other offices in Australia, Malaysia, Singapore and the United Kingdom.

During our 43 year history, the majority of our drilling units have operated outside of United States waters, and we have conducted drilling operations in most of the major offshore exploration areas of the world. Approximately 97% of our contract revenues were derived from foreign operations in each of our prior three fiscal years.

The following table presents our actively marketed rig fleet as of December 31, 2011, all of which are wholly-owned:

Rig Name	Rig Type	Water Depth Rating (feet)	Year Constructed/ Upgraded
Atwood Osprey	Semisubmersible	8,200	2011
Atwood Eagle	Semisubmersible	5,000	2002*
Atwood Falcon	Semisubmersible	5,000	2006*
Atwood Hunter	Semisubmersible	5,000	2001*
Atwood Aurora	Jack-up	350	2009
Atwood Beacon	Jack-up	400	2003
Vicksburg	Jack-up	300	1998*

*	Denotes year of substantial upgrade.

In addition to our existing drilling rigs, we are in the process of constructing six additional drilling rigs. The following table presents our rigs under construction as of December 31, 2011:

Rig Name	Rig Type	Water Depth Rating (feet)	Shipyard	Expected Delivery Date	Expected Cost (in millions)
Atwood Advantage	Drillship	12,000	Daewoo Shipbuilding and Marine Engineering Co., Ltd. (“DSME”)	September 30, 2013	$600
Atwood Achiever	Drillship	12,000	DSME	June 30, 2014	600
Atwood Condor	Semisubmersible	10,000	Jurong Shipyard Pte. Ltd.	June 30, 2012	750
Atwood Mako	Jack-up	400	PPL Shipyard PTE LTD (“PPE”)	September 30, 2012	190
Atwood Manta	Jack-up	400	PPE	December 31, 2012	190
Atwood Orca	Jack-up	400	PPE	June 30, 2013	190

As of September 30, 2011, we had approximately $1.2 billion of estimated capital commitments primarily related to the construction of our five new drilling rigs under construction at that time. In October 2011, we entered into a turnkey construction contract with DSME to construct a second ultra-deepwater drillship to be named the Atwood Achiever at the DSME yard in South Korea. The Atwood Achiever is expected to be constructed for a total cost of approximately $600 million and is scheduled for delivery by June 30, 2014. The Atwood Achiever will be substantially identical to the previously ordered Atwood Advantage and will be a DP-3 dynamically-positioned, dual derrick ultra-deepwater drillship rated to operate in water depths up to 12,000 feet and drill to a depth of 40,000 feet.

Maintaining high equipment utilization and revenue efficiency through industry cycles is a significant factor in generating cash flow to satisfy current and future obligations and has been one of our primary performance initiatives. We had an average utilization rate of 95% for our fiscal year ended September 30, 2011 for our seven in-service rigs, and our utilization rate has averaged over 90% during the past 10 fiscal years. As of December 31, 2011, our seven actively marketed rigs have approximately 92% and 44% of our available rig days contracted for fiscal years 2012 and 2013, respectively. Our contract backlog at December 31, 2011 was approximately $1.7 billion, representing an approximate 42% increase compared to our contract backlog of $1.2 billion at September 30, 2010. In addition to our active rigs and our new builds under construction, we have three rigs that are currently cold-stacked and are not actively marketed, the Atwood Southern Cross, Richmond and Seahawk.

Our revenue, EBITDA and net income for fiscal year 2011 were $645.1 million, $372.3 million and $271.7 million, respectively. We believe EBITDA provides useful information to investors because it is a basis upon which we measure our operations and efficiency. Please see “—Summary Consolidated Financial Data” for a definition of EBITDA and a reconciliation to net income, the most directly comparable financial measure under U.S. generally accepted accounting principles (“GAAP”).

Industry Conditions

During 2011, the offshore drilling market experienced increased utilization rates across all rig classes in response to better-than-anticipated oil prices. The degree of day rate improvement varied among rig classes, with the ultra-deepwater floater market, particularly high-specification drilling rigs, enjoying significant day rate improvement as well as near full utilization for the rig class during 2011.

Recently, federal agencies have clarified and streamlined the drilling permit process in the U.S. Gulf of Mexico, resulting in deepwater drilling activity beginning to return to a level comparable to the drilling activity prior to the Macondo well incident, as evidenced by the number of drilling permits approved in recent months. From July 2011 through October 2011, 25 new drilling permits were awarded, compared to 15 permits issued during the 15 months prior to July 2011. We are encouraged by this increase in permitting activity and expect activity in the U.S. Gulf of Mexico to continue to increase into 2012. As a result, tendering activity in the U.S. Gulf of Mexico has also increased, resulting in several recent drilling contract awards.

Additionally, the West African, East African and Brazilian markets are experiencing increased tender requests and contract awards at increasingly higher day rates. Further improvements in ultra-deepwater and deepwater rig utilization and day rates will depend in large part on projected oil prices, the strength of the global economy, and any additional adverse impacts from the Macondo incident and any associated regulatory, legislative and permitting requirements. Despite recent improvements in the industry, the global economic and political environment, including recent events in North Africa and the Middle East, the sovereign debt crisis in Europe and slower economic growth in the U.S. and China introduce a high level of market volatility and threaten to disrupt these favorable and improving conditions in the offshore drilling market.

Trends Affecting Our Industry

The offshore drilling market is typically driven by global hydrocarbon demand growth and actual or anticipated oil and natural gas prices. Generally, sustained high energy prices translate into increased exploration and production spending by oil and natural gas companies, which, in turn, results in increased demand for drilling equipment like ours. We believe that the current development of the Southeast Asian, West African, Australian and South American drilling markets offers the potential for high rig utilization rates over the long-term. Brent oil prices averaged $105 per barrel during our fiscal year ended September 30, 2011, ranging from $82 to $124 per barrel during this period. At these price levels, we anticipate that our customers will continue to execute drilling programs resulting in increased levels of offshore drilling activity, with increased emphasis on the ultra-deepwater floater market.

Our customers are increasingly demanding newer, higher specification rigs to perform contract drilling services. This trend is commonly referred to as the bifurcation of the drilling fleet. Bifurcation is occurring in both the jack-up and floater rig classes and is evidenced by the higher specification rigs operating at generally higher overall utilization levels and day rates than the lower specification rigs. The lower specification segment is also experiencing a significant number of rigs being either warm or cold-stacked.

Our Strengths

Growing fleet of modern, ultra-deepwater and high-specification offshore drilling rigs

Including actively marketed rigs and our new builds under construction, 12 of our 13 rigs have been constructed or substantially upgraded since 2001. We believe our modern, high-specification fleet provides advantages to many of the older fleets still in operation, including lower maintenance capital expenditure requirements. Our five-year average level of maintenance capital expenditures is leading among our peer group at nearly one-fifth of the amount of the next lowest competitor in our peer group. For a list of the members of our defined peer group see “Business—Competition.” In addition, the size of our fleet allows us to maintain an aggressive maintenance program resulting in less downtime than our peer group.

Since 2009, we have undertaken a $3.3 billion organic growth program that will nearly double our fleet size over the next three years with the addition of two ultra-deepwater drillships, one ultra-deepwater semisubmersible and three high-specification jack-up rigs. We believe the addition of these rigs positions us to take advantage of the industry shift towards high-specification rigs and to meet demand for drilling deeper and more complicated wells.

Strong backlog with high-quality customers

Our customer base includes a number of high quality companies, such as Chevron Corporation, Apache Corporation and Hess Corp. Our contract backlog as of December 31, 2011 was approximately $1.7 billion, representing a 42% increase compared to our contract backlog of $1.2 billion at September 30, 2010. We believe that the size of our backlog and the financial strength of our customers provide us with dependable and visible cash flow through 2013 and into 2014.

Broad geographic scope of operations

A majority of our backlog is derived from contracts for operations in low-risk geographies located within politically stable environments, including Australia and, when the Atwood Condor is delivered, the U.S. Gulf of Mexico. We also operate in Southeast Asia, West Africa, the Mediterranean Sea and South America. We believe that this geographic scope helps diversify our operations and therefore reduce our overall exposure to regional economic and political disruptions.

History and reputation of safe and efficient operations

We believe that the attributes of our rigs, the experience of our management team, the caliber of our rig-based employees and the quality of our operations make us an attractive operating partner for our customers. Our emphasis on safety, training and retention of high-quality operating personnel has resulted in a low incident rate, minimal operational downtime and increased customer satisfaction. Historically, we have made significant capital expenditures and incurred additional expenses to ensure that our equipment complies with applicable local and international health and safety regulations. Recent accomplishments highlighting our strong record include:

•	ExxonMobil’s “Safe Drilling Contractor of the Year”, “Gold Award” and “Grand Award”;

•	British Gas’ Chairman’s Award;

•	Hess Corp.’s Chairman’s Award for Safety Excellence;

•	“Accident Prevention Award” in the U.S. and International by the International Association of Drilling Contractors; and

•	“Best Safety Award” by the Australian Petroleum Production and Exploration Association.

In addition, the Atwood Falcon was recently named by Shell as its “Floater Rig of the Year” for 2011 based on the rig’s safety and operational performance.

Conservative financial profile

We continually seek to manage risk and leverage from a capital structure perspective. At September 30, 2011, we had a debt to total capitalization ratio of 24% and debt to EBITDA ratio of 1.4x, levels we believe are below that of many of our industry peers. As of December 31, 2011, we had access to liquidity of approximately $320 million from our cash on hand and the undrawn portion of our revolving credit facility. We do not currently pay dividends to our shareholders nor do we have plans to implement a dividend policy, choosing instead to reinvest our capital proceeds back into the growth and expansion of our core business. Going forward, we intend to prudently use debt in order to grow the company, exploit timely market arbitrage opportunities, and deliver strong shareholder returns.

Knowledgeable and experienced management team

Our five senior executives have, on average, over 20 years of experience in the energy industry serving in a variety of leadership positions. We believe their combined years of experience and understanding of the underlying drivers in the exploration and development business enables us to exploit emerging opportunities, continually positioning Atwood for growth.

Our Strategy

Our goal is to enhance our position as a leading global provider of offshore drilling services. Key elements of our strategy include:

Maximizing fleet utilization efficiency through favorable contract structuring

We pursue contracts that offer an attractive mix of duration and day rate, with emphasis on duration. In structuring our contracts, we seek to secure cost escalation provisions whenever possible. In addition, we seek to obtain reimbursement of mobilization costs and to earn a competitive day rate during mobilization. We believe this strategy provides a hedge against increasing operating costs and ensures the revenue generating capacity of our fleet is not lost with units in transit.

Continued focus on safety and operational excellence

We emphasize training our personnel in operational best practices, as well as leading safety standards and procedures. We invest in providing our personnel with relevant and current technology, including blow-out preventer (“BOPs”) enhancements and testing, in order to be a more efficient, safer operator. We also have a comprehensive program to ensure compliance with industry requirements and operating standards. We believe the overlap of these operating strategies has been fundamental to our success and will continue to play an increasingly vital role in our success going forward.

Adding complementary, ultra-deepwater and high-specification offshore drilling rigs to our fleet

We are focused on competing in the high-specification drilling segment. We have employed an aggressive, yet cost-effective, new build program to nearly double our active fleet by 2014. This growth represents a $3.3 billion investment over six years, with approximately 88% of such investment planned to be funded through cash flow from operations and credit facility borrowings. We are confident that this expansion of our fleet positions us to take advantage of the shift to high-specification rigs, which historically have achieved both higher utilization and day rates. Additionally, we have a strategy to divest non-core assets as opportunities arise. We will continually evaluate opportunities to expand our fleet with additional drilling rigs as customer demand requires, while maintaining our conservative financial profile.

Organizational Structure

The following diagram depicts a condensed version of our organizational structure:

(1)	Atwood Offshore Worldwide Limited is the borrower under our senior secured revolving credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility.”

The Offering

The following is a brief summary of some of the terms of this offering. Certain of the terms described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains a more detailed description of the terms of the notes.

Issuer	Atwood Oceanics, Inc.

Notes Offered	$ aggregate principal amount of our % senior notes due 2020.

Issue Price	% plus accrued interest, if any, from , 2012.

Interest	% per year (calculated using a 360-day year).

Interest Payment Dates	Each and , commencing , 2012.

Maturity Date	, 2020.

Ranking	The notes will be our senior unsecured obligations.

Accordingly, they will rank:

•	equal in right of payment with all of our existing and future senior unsecured indebtedness;

•

effectively subordinate in right of payment to all of our existing and future secured indebtedness, including indebtedness under our senior secured revolving credit facility, to the extent of the value of the assets securing such indebtedness;

•

effectively subordinate in right of payment to all of our existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries that do not guarantee the notes (other than indebtedness and other liabilities owed to us); and

•	senior in right of payment to all of our future subordinated indebtedness.

As of September 30, 2011, after giving effect to this offering and the application of the net proceeds therefrom as described under “Use of Proceeds,” we would have had approximately $ million of total indebtedness, of which $ million would have been senior secured indebtedness and none of which would have been subordinate in right of payment to the notes, and approximately $ million available for borrowings under our senior secured revolving credit facility.

Subsidiary Guarantees	The notes will not initially be guaranteed by any of our subsidiaries. The notes contain covenants which may require certain of our subsidiaries in the future to guarantee the payment obligations under the notes simultaneously with its guarantee of our other indebtedness (except indebtedness under our senior secured revolving credit facility). See “—Description of Notes—Certain Covenants— Limitation on Issuances of Guarantees of Indebtedness.”

The subsidiary guarantee of each guarantor subsidiary, if any, will be a senior unsecured obligation of such guarantor subsidiary. Accordingly, each subsidiary guarantee will rank:

•	equal in right of payment with all existing and future senior unsecured indebtedness of the guarantor subsidiary;

•

effectively subordinate in right of payment to all existing and future secured indebtedness of the guarantor subsidiary, including its guarantee of indebtedness under our senior secured revolving credit facility, to the extent of the value of the assets securing such indebtedness;

•

effectively subordinate in right of payment to all existing and future indebtedness and other liabilities, including trade payables, of any subsidiaries of such guarantor subsidiary that do not guarantee the notes (other than indebtedness owed to such guarantor subsidiary); and

•	senior in right of payment to any future subordinated indebtedness of the guarantor subsidiary.

Our subsidiaries, all of whom currently are non-guarantors, generated all of our consolidated operating revenues for fiscal year 2011 and held all of our consolidated assets as of September 30, 2011.

Optional Redemption	At any time prior to , 2015, we may, on any one or more occasions, redeem up to 35% of the aggregate principal amount of the notes with the net cash proceeds of certain equity offerings at the redemption price set forth under “Description of Notes—Optional Redemption,” if at least 65% of the aggregate principal amount of the notes originally issued under the indenture remains outstanding immediately after such redemption and the redemption occurs within 90 days of the closing date of such equity offering.

At any time prior to , 2016, we may, on any one or more occasions, redeem the notes, in whole or in part, at a “make whole” redemption price set forth under “Description of Notes—Optional Redemption.”

On and after , 2016, we may, on any one or more occasions, redeem the notes, in whole or in part, at the redemption prices set forth under “Description of Notes—Optional Redemption.”

Change of Control	If a change of control occurs as described under “Description of Notes—Repurchase at the Option of Holders,” each holder of notes may require us to repurchase all or a portion of its notes for cash at a price equal to 101% of the aggregate principal amount of such notes, plus any accrued and unpaid interest to, but not including, the date of repurchase.

Certain Covenants	The indenture governing the notes will contain covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur, assume or guarantee additional indebtedness or issue certain preferred stock;

•	pay dividends or make distributions on capital stock or redeem, repurchase or retire our capital stock or subordinated indebtedness;

•	transfer or sell assets;

•	make investments;

•	create certain liens;

•	enter into agreements that restrict dividends or other payments from our restricted subsidiaries to us;

•	consolidate or merge with or into, or transfer all or substantially all of the assets of our company to, another person;

•	engage in transactions with affiliates;

•	create unrestricted subsidiaries; and

•	enter into new lines of business.

These covenants are subject to important exceptions and qualifications as described under “Description of Notes—Certain Covenants.”

Additional Amounts	Any payments made by us under or with respect to the notes will be made without withholding or deduction for taxes unless required by law. If we are succeeded by a successor company in a permitted foreign jurisdiction as permitted by the covenant described under “Description of Notes—Certain Covenants—Merger, Consolidation or Sale of Assets” and we are required by law to withhold or deduct for taxes in any relevant taxing jurisdiction with respect to a payment to the holders of notes, we will pay the additional amounts necessary so that the net amount received by the holders of notes after the withholding will equal the amount that they would have received in the absence of the withholding, subject to certain exceptions. See “Description of Notes—Additional Amounts.”

Optional Redemption for Tax Reasons	If, as a result of certain developments in respect of taxes, we are required to pay additional amounts, we may redeem the notes in whole, but not in part, at any time, at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, and additional amounts, if any, to the date of redemption. See “Description of Notes—Redemption for Changes in Taxes.”

Use of Proceeds	We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $ million. We intend to use the net proceeds from this offering to reduce outstanding borrowings under our senior secured revolving credit facility.

Conflicts of Interest	Affiliates of each of the underwriters are lenders under our credit facility and, accordingly, will receive a substantial portion of the proceeds from this offering in the form of the repayment of borrowings under such facility.

Because affiliates of certain of the underwriters are lenders under our credit facility and will receive more than 5% of the net proceeds of this offering due to such repayment, this offering will be conducted in accordance with Rule 5121 of the Financial Industry Regulatory Authority, Inc., which requires, among other things, that a “qualified independent underwriter” has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, the registration statement and this prospectus. Credit Suisse Securities (USA) LLC has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, as amended, specifically including those inherent in Section 11 of the Securities Act. See “Use of Proceeds” and “Underwriting—Affiliations and Conflicts of Interest.”

Absence of Established Market for the Notes	The notes are a new issue of securities and will not be listed on any securities exchange or included in any automated quotation system, and there is currently no established market for the notes. The underwriters have advised us that they intend to make a market in the notes. The underwriters are not obligated, however, to make a market in the notes, and any such market-making activities may be discontinued by the underwriters in their discretion at any time without notice. See “Underwriting.”

Risk Factors	You should consider carefully the information set forth in the section entitled “Risk Factors” beginning on page 12 and all other information contained or incorporated by reference in this prospectus before deciding to invest in the notes.

SUMMARY CONSOLIDATED FINANCIAL DATA

We have derived the selected consolidated financial information as of September 30, 2011 and 2010 and for fiscal years 2011, 2010 and 2009 from our audited consolidated financial statements included in this prospectus. We have derived the selected consolidated financial information as of September 30, 2009, 2008 and 2007 and for fiscal years 2008 and 2007 from audited consolidated financial information not included herein. The selected consolidated financial information below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included in this prospectus.

(in thousands, except ratios)	For the Years Ended September 30,
	2011	2010	2009	2008	2007
Statement of Operations Data
Operating revenues	$645,076	$650,562	$586,507	$526,604	$403,037
Contract drilling costs	(223,565)	(252,427)	(221,709)	(216,395)	(186,949)
Depreciation	(43,597)	(37,030)	(35,119)	(34,783)	(33,366)
General and administrative	(44,407)	(40,620)	(31,639)	(30,975)	(23,929)
Other, net	(4,847)	1,855	402	155	414

Operating income	328,660	322,340	298,442	244,606	159,207
Other (expense) income	(3,813)	(2,361)	(2,011)	169	752
Income tax provision	(53,173)	(62,983)	(45,686)	(29,337)	(20,935)

Net Income	$271,674	$256,996	$250,745	$215,438	$139,024

Balance Sheet Data (at end of period):
Cash and cash equivalents	$295,002	$180,523	$100,259	$121,092	$100,361
Working capital	301,608	266,534	191,686	248,052	158,549
Net property and equipment	1,887,321	1,343,961	1,184,300	787,838	493,851
Total assets	2,375,391	1,724,440	1,509,402	1,096,597	717,724
Total long-term debt	520,000	230,000	275,000	170,000	—
Shareholders’ equity	1,652,787	1,370,134	1,102,293	843,690	615,855
Other Financial Data:

EBITDA(1)	$372,257	$359,370	$333,561	$279,389	$192,573

Ratio of total long-term debt to EBITDA	1.4x	0.6x	0.8x	0.6x	—x

(1)	We define EBITDA as net income before interest expense (income), net, income taxes and depreciation. EBITDA is presented as a supplemental financial measurement in the evaluation of our business. We believe that it provides additional information regarding our ability to meet our future debt service, capital expenditure and working capital requirements. This measure is widely used by investors and rating agencies in the valuation, comparison, rating and investment recommendations of companies. EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income, income from operations or cash flow provided by operating activities prepared in accordance with GAAP. EBITDA is reconciled to net income as follows:

(in thousands)	For the Years Ended September 30,
	2011	2010	2009	2008	2007
Net income	$271,674	$256,996	$250,745	$215,438	$139,024
Interest expense (income), net	3,813	2,361	2,011	(169)	(752)
Income tax provision	53,173	62,983	45,686	29,337	20,935
Depreciation	43,597	37,030	35,119	34,783	33,366

EBITDA	$372,257	$359,370	$333,561	$279,389	$192,573

RISK FACTORS

An investment in the notes involves risks. Before making an investment decision, you should carefully consider the following risk factors in addition to the other information included or incorporated by reference into this prospectus. If any of these risks were to materialize, our business, results of operations, cash flows and financial condition could be materially adversely affected. In that case, the trading price of the notes could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our business depends on the level of activity in the oil and natural gas industry, which is significantly impacted by the volatility in oil and natural gas prices.

Our business depends on the conditions of the offshore oil and natural gas industry. Demand for our services depends on oil and natural gas industry exploration and production activity and expenditure levels, which are directly affected by trends in oil and natural gas prices. Oil and natural gas prices, and market expectations regarding potential changes to these prices, significantly affect oil and natural gas industry activity. Higher oil and natural gas prices do not necessarily translate into increased activity because demand for our services is typically driven by our customers’ expectations of future commodity prices. Commodity prices have historically been volatile. Oil and natural gas prices are impacted by many factors beyond our control, including:

•	the demand for oil and natural gas;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	the worldwide economy;

•	expectations about future prices;

•	domestic and international tax policies;

•	political and military conflicts in oil producing regions or other geographical areas or acts of terrorism in the U.S. or elsewhere;

•	technological advances;

•	the development and exploitation of alternative fuels;

•	local and international political, economic and weather conditions;

•	the ability of The Organization of Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and pricing;

•	the level of production by OPEC and non-OPEC countries; and

•	environmental and other laws and governmental regulations regarding exploration and development of oil and natural gas reserves.

During recent years, the level of offshore exploration, development and production activity and the price for oil and natural gas has been volatile. Such volatility is likely to continue in the future. A decline in the worldwide demand for oil and natural gas or prolonged low oil or natural gas prices in the future would likely result in reduced exploration and development of offshore areas and a decline in the demand for our services. Even during periods of high prices for oil and natural gas, companies exploring for oil and natural gas may cancel or curtail related programs, or reduce their levels of capital expenditures for exploration and production for a variety of reasons. These factors could cause our revenues and margins to decline, reduce day rates and utilization of our rigs and limit our future growth prospects and, therefore, could have a material adverse effect on our financial condition, results of operations and cash flows.

Our industry is subject to intense price competition and volatility.

The contract drilling business is highly competitive with numerous industry participants. Drilling contracts are traditionally awarded on a competitive bid basis. Price competition is often the primary factor in determining which qualified contractor is awarded a job, although rig availability, the quality and technical capability of service and equipment and safety record are also factors. We compete with a number of offshore drilling contractors, many of which are substantially larger than we are and which possess appreciably greater financial and other resources and assets than we do.

The industry in which we operate historically has been volatile, marked by periods of low demand, excess rig supply and low day rates, followed by periods of high demand, low rig availability and increasing day rates. Periods of excess rig supply intensify the competition in the industry and often result in rigs being idled. We may be required to idle additional rigs or to enter into lower-rate contracts in response to market conditions in the future. Presently, there are numerous recently constructed ultra-deepwater vessels and high-specification jack-ups that have entered the market and more are under contract for construction. Many of these units do not have drilling contracts in place. The entry into service of these new units has increased and will continue to increase supply and could curtail a strengthening, or trigger a reduction, in day rates and utilization as rigs are absorbed into the active fleet. Any further increase in construction of new units may increase the negative impact on day rates and utilization. In addition, rigs may be relocated to markets in which we operate, which could result in or exacerbate excess rig supply which may lower day rates in those markets.

Lower utilization and day rates in one or more of the regions in which we operate would adversely affect our revenues and profitability. Prolonged periods of low utilization and day rates could also result in the recognition of impairment charges on certain of our drilling rigs if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these rigs may not be recoverable.

Our business relies heavily on a limited number of drillings units and a limited number of customers and the loss of a significant customer could have an adverse impact on our business.

Our customer base includes major and independent oil and natural gas companies as well as government-owned oil companies. The contract drilling business is subject to the usual risks associated with having a limited number of customers for our services. Such risks are heightened by our limited number of drilling units. Consolidation among oil and natural gas exploration and production companies has reduced the number of available customers. In fiscal year 2011, three customers each accounted for over 10% of our operating revenues: Chevron Australia, 31%; Sarawak Shell Bhd., 22%; and Kosmos Energy Ghana Inc., 21%. Our business could be materially and adversely affected if any of our major customers terminate their contracts with us, fail to renew our existing contracts, refuse to award new contracts to us or experience difficulties in obtaining financing to fund their drilling programs. In addition, we currently have 10 drilling units, only seven of which are currently in operation and actively marketed. As a result, if any one or more of our active drilling units were out-of-service for a prolonged period of time, our business and results of operations could be materially and adversely affected.

High capital expenditures will be necessary in response to the bifurcation of the drilling fleet.

The market for our services is characterized by continual and rapid technological developments that have resulted in, and will likely continue to result in, substantial improvements in the functionality and performance of rigs and equipment. Our customers are increasingly demanding the services of newer, higher specification drilling rigs. This results in a bifurcation of the drilling fleet for both the jack-up and floater rig classes and is evidenced by the higher specification drilling rigs generally operating at higher overall utilization levels and day rates than the lower specification or standard drilling rigs. A significant number of lower specification rigs are being either warm- or cold-stacked. As a result of this bifurcation, high capital expenditures will be required to maintain and improve existing rigs and equipment and purchase and construct newer, higher specification drilling rigs to meet the increasingly sophisticated needs of our customers.

If we are not successful in acquiring new rigs and equipment or upgrading our existing rigs and equipment on a timely and cost-effective manner, we could lose business and profits. In addition, current competitors or new market entrants may develop new technologies, services or standards that could render some of our services or equipment obsolete, which could have a material adverse effect on our operations.

Rig upgrade, repair and construction projects are subject to risks, including failure to secure drilling contracts, delays and cost overruns.

As of December 31, 2011, we had new build projects consisting of one ultra-deepwater drillship, one ultra-deepwater semisubmersible rig and three high-specification jack-up rigs under construction and have entered into a contract for the construction of an additional ultra-deepwater drillship. Four of our five new builds currently under construction and our recently announced new build drillship do not have long-term drilling contracts in place. We may also commence the construction of additional rigs for our fleet from time to time without first obtaining drilling contracts covering any such rig. Our failure to secure drilling contracts for rigs under construction, including our remaining uncontracted new build construction projects, prior to deployment could adversely affect our results of operations and financial condition.

Since 2009, we have invested or committed to invest over $3.3 billion in the expansion of our fleet, including ultra-deepwater and jack-up rigs. Depending on available opportunities, we may construct additional rigs for our fleet in the future. In addition, we make significant upgrade, refurbishment and repair expenditures on our fleet from time to time. Some of these expenditures are unplanned. These projects are subject to risks of delay or cost overruns inherent in any large construction project resulting from numerous factors, including the following:

•	shortages of equipment, materials or skilled labor;

•	unscheduled delays in the delivery of ordered materials and equipment;

•	unanticipated increases in the cost of equipment, labor and raw materials, particularly steel;

•	weather interferences;

•	difficulties in obtaining necessary permits or in meeting permit conditions;

•	design and engineering problems;

•	client acceptance delays;

•	political, social and economic instability, war and civil disturbances;

•	delays in customs clearance of critical parts or equipment;

•	financial or other difficulties or failures at shipyards and suppliers;

•	disputes with shipyards and suppliers; and

•	work stoppages and other labor disputes.

Delays in the delivery of rigs being constructed or undergoing upgrade, refurbishment or repair may result in delay in contract commencement, resulting in a loss of revenue to us, and may cause our customers to seek to terminate or shorten the term of the contract under applicable late delivery clauses, if any. In the event of termination of one of these contracts, we may not be able to secure a replacement contract on as favorable terms, if at all. The estimated capital expenditures for rig upgrades, refurbishments and construction projects could materially exceed our planned capital expenditures. Moreover, our rigs undergoing upgrade, refurbishment and repair may not earn a day rate during the period they are out of service.

Our business may experience reduced profitability if our customers terminate or seek to renegotiate our drilling contracts.

Currently, our contracts with customers are day rate contracts, in which we charge a fixed amount per day regardless of the number of days needed to drill the well. During depressed market conditions, a customer may no longer need a rig that is currently under contract or may be able to obtain a comparable rig at a lower day rate. Customers may seek to renegotiate the terms of their existing drilling contracts or avoid their obligations under those contracts. In addition, certain of our contracts may be cancelled upon specified notice at the option of the customer upon payment of an early termination payment. Contracts also customarily provide for either automatic termination or termination at the option of the customer in the event of total loss of the drilling rig, if a rig is not timely delivered to the customer, if a rig does not pass acceptance testing within the period specified in the contract, if drilling operations are suspended for extended periods of time by reason of excessive rig downtime for repairs, or other specified conditions, including force majeure or failure to meet minimum performance criteria. Early termination of a contract may result in a rig being idle for an extended period of time. Not all of our contracts require the customer to fully compensate us for the loss of the contract. Our revenues may be adversely affected by customers’ early termination of contracts, especially if we are unable to re-contract the affected rig within a short period of time. The termination or renegotiation of a number of our drilling contracts could adversely affect our financial position, results of operations and cash flows.

Our business will be adversely affected if we are unable to secure contracts on economically favorable terms.

The drilling markets in which we compete frequently experience significant fluctuations in the demand for drilling services, as measured by the level of exploration and development expenditures, and the supply of capable drilling equipment. The Atwood Hunter, Atwood Beacon, Atwood Aurora and Vicksburg each have contracts expiring in calendar year 2012 without subsequent contracts currently in place. Our ability to renew these contracts or obtain new contracts and the terms of any such contracts will depend on market conditions. We may be unable to renew our expiring contracts or obtain new contracts for the rigs under contracts that have expired or been terminated, and the day rates under any new contracts may be substantially below the existing day rates, which could materially reduce our revenues and profitability. We can, as we have done in the past, relocate drilling rigs from one geographic area to another, but only when such moves are economically justified, or we can idle rigs temporarily to save operating expenses and reduce rig supply. If demand for our rigs declines, rig utilization and day rates are generally adversely affected, which in turn, would adversely affect our revenues.

Our current backlog of contract drilling revenue may not be ultimately realized.

As of September 30, 2011, our contract drilling backlog was approximately $1.5 billion for future revenues under firm commitments. We may not be able to perform under these contracts due to events beyond our control, and our customers may seek to cancel or renegotiate our contracts for various reasons, including those described above. In addition, some of our customers could experience liquidity issues or could otherwise be unable or unwilling to perform under the contract, which could ultimately lead a customer to go into bankruptcy or to otherwise encourage a customer to seek to repudiate, cancel or renegotiate a contract. Our inability or the inability of our customers to perform under our or their contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.

Our customers may be unable or unwilling to indemnify us.

Consistent with standard industry practice, we typically obtain contractual indemnification from our customers whereby they agree to protect and indemnify us for liabilities resulting from various hazards associated with the drilling industry. We can provide no assurance, however, that our customers will be willing or financially able to meet these indemnification obligations. Also, we may choose not to enforce these indemnities because of business reasons.

Operating hazards increase our risk of liability; we may not be able to fully insure against all of these risks.

Our operations are subject to various operating hazards and risks, including:

•	well blowouts, loss of well control and reservoir damage;

•	fires and explosions;

•	catastrophic marine disaster;

•	adverse sea and weather conditions;

•	mechanical failure;

•	navigation errors;

•	collision;

•	oil and hazardous substance spills, containment and clean up;

•	lost or stuck drill strings;

•	equipment defects;

•	labor shortages and strikes;

•	damage to and loss of drilling rigs and production facilities; and

•	war, sabotage, terrorism and piracy.

These risks present a threat to the safety of personnel and to our rigs, cargo, equipment under tow and other property, as well as the environment. Our operations and those of others could be suspended as a result of these hazards, whether the fault is ours or that of a third party. In certain circumstances, governmental authorities may suspend drilling operations as a result of these hazards, and our customers may cancel or terminate their contracts. Third parties may have significant claims against us for damages due to personal injury, death, property damage, pollution and loss of business if such event were to occur in our operations.

Our offshore drilling operations are also subject to marine hazards, either at offshore sites or while drilling equipment is under tow, such as vessel capsizings, sinking, collisions or groundings. In addition, raising and lowering jack-up drilling rigs, flooding semisubmersible ballast tanks and drilling into high-pressure formations are complex, hazardous activities, and we can encounter problems.

We have had accidents in the past due to some of the hazards described above. Because of the ongoing hazards associated with our operations:

•	we may experience accidents;

•	our insurance coverage may prove inadequate to cover our losses;

•	our insurance deductibles may increase; or

•	our insurance premiums may increase to the point where maintaining our current level of coverage is prohibitively expensive or we may be unable to obtain insurance at all.

We maintain insurance coverage against casualty and liability risks and have renewed our primary insurance program through June 30, 2012. Certain risks, however, such as pollution, reservoir damage and environmental risks generally are not fully insurable. Although we believe our insurance is adequate, our policies and contractual indemnity rights may not adequately cover all losses or may have exclusions of coverage for certain losses. We do not have insurance coverage or rights to indemnity for all risks. In addition, we may be unable to renew or maintain our existing insurance coverage at commercially reasonable rates or at all. If a significant accident or other event occurs and is not fully covered by insurance or contractual indemnity, it could adversely affect our financial position, results of operations or cash flows. There is no assurance that our insurance coverage will be available or affordable and, if available, whether it will be adequate to cover future claims that may arise. Additionally, there is no assurance that those parties with contractual obligations to indemnify us will necessarily be financially able or willing to indemnify us against all these risks.

Our drilling contracts provide for varying levels of indemnification from our customers and in most cases may require us to indemnify our customers. Under offshore drilling contracts, liability with respect to personnel and property is customarily assigned on a “knock-for-knock” basis, which means that we and our customers assume liability for our respective personnel and property. However, in certain cases we may have liability for damage to our customer’s property and other third-party property on the rig. Our customers typically assume responsibility for and indemnify us from any loss or liability resulting from pollution or contamination, including clean-up and removal and third-party damages, arising from operations under the contract and originating below the surface of the water, including as a result of blow-outs or cratering of the well. In some drilling contracts, however, we may have liability for third-party damages resulting from such pollution or contamination caused by our gross negligence, or, in some cases, ordinary negligence, subject to negotiated caps. We generally indemnify the customer for legal and financial consequences of spills of industrial waste and other liquids originating from our rigs or equipment above the surface of the water.

The above description of our insurance program and the indemnification provisions of our drilling contracts is only a summary and is general in nature. Our insurance program and the terms of our drilling contracts may change in the future. In addition, the indemnification provisions of our drilling contracts may be subject to differing interpretations, and enforcement of those provisions may be limited by public policy and other considerations.

Our long-term contracts are subject to the risk of cost increases, which could adversely impact our profitability.

In periods of rising demand for offshore rigs, a drilling contractor generally would prefer to enter into well-to-well or other short-term contracts less than one year in duration that would allow the contractor to profit from increasing day rates, while customers with reasonably definite drilling programs would typically prefer long-term contracts in order to maintain day rates at a consistent level. Conversely, in periods of decreasing demand for offshore rigs, a drilling contractor generally would prefer long-term contracts to preserve day rates and utilization, while customers generally would prefer well-to-well or other short-term contracts that would allow the customer to benefit from the decreasing day rates. For the fiscal year ended September 30, 2011, a majority of our revenue was derived from long-term day rate contracts greater than one year in duration, and substantially all of our backlog as of September 30, 2011 was attributable to long-term day rate contracts. As a result, our inability to fully benefit from increasing day rates in an improving market may limit our profitability.

In general, our costs increase as the business environment for drilling services improves and demand for oilfield equipment and skilled labor increases. While many of our contracts include cost escalation provisions that allow changes to our day rate based on stipulated cost increases or decreases, the timing and amount earned from these day rate adjustments may differ from our actual increase in costs. Additionally, if our rigs incur idle time between contracts, we typically do not remove personnel from those rigs because we utilize the crew to prepare the rig for its next contract. During times of reduced activity, reductions in costs may not be immediate as portions of the crew may be required to prepare our rigs for stacking, after which time the crew members are assigned to active rigs or dismissed. Moreover, as our rigs are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. In general, labor costs increase primarily due to higher salary levels and inflation. Equipment maintenance expenses fluctuate depending upon the type of activity the unit is performing and the age and condition of the equipment. Contract preparation expenses vary based on the scope and length of contract preparation required and the duration of the firm contractual period over which such expenditures are amortized.

A change in tax laws in any country in which we operate could result in higher tax expense.

We conduct our worldwide operations through various subsidiaries. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. Tax legislation is proposed from time to time which could, among other things, limit our ability to defer the taxation of non-U.S. income and would increase current tax expense. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings.

We file periodic tax returns that are subject to review and audit by various revenue agencies in the jurisdictions in which we operate. Taxing authorities may challenge any of our tax positions. We are currently contesting tax assessments that could be material and we may contest future assessments where we believe the assessments are in error. Determinations by such authorities that differ materially from our recorded estimates, favorably or unfavorably, may have a material impact on our results of operations, financial position or cash flows.

Government regulation and environmental risks could reduce our business opportunities and increase our costs.

We must comply with extensive government regulation in the form of international conventions, federal, state and local laws and regulations in jurisdictions where our vessels operate and are registered. These conventions, laws and regulations govern oil spills and matters of environmental protection, worker health and safety, and the manning, construction and operation of vessels, and vessel and port security. We believe that we are in material compliance with all applicable environmental, health and safety and vessel and port security laws and regulations as currently in effect. We are not a party to any pending governmental litigation or similar proceeding, and we are not aware of any threatened governmental litigation or proceeding which, if adversely determined, would have a material adverse effect on our financial condition or results of operations. However, failure to comply with these laws and regulations may result in the assessment of administrative, civil and even criminal penalties, the imposition of remedial obligations, the denial or revocation of permits or other authorizations and the issuance of injunctions that may limit or prohibit our operations. In addition, compliance with environmental, health and safety and vessel and port security laws increases our costs of doing business.

Environmental, health and safety and vessel and port security laws change frequently, and we may not be able to anticipate such changes or the impact of such changes. There is no assurance that we can avoid significant costs, liabilities and penalties imposed as a result of governmental regulation in the future. Changes in laws or regulations regarding offshore oil and natural gas exploration and development activities, the cost or availability of insurance, and decisions by customers, governmental agencies, or other industry participants could reduce demand for our services or increase our costs of operations, which could have a negative impact on our financial condition and operating results, but we cannot reasonably or reliably estimate that such changes will occur, when they will occur, or if they will impact us.

The Macondo well incident in the U.S. Gulf of Mexico in April 2010 and its impact on worldwide drilling operations could have a material adverse effect on our business. The Atwood Condor, which is expected to be delivered from the shipyard in June 2012, will mobilize to the U.S. Gulf of Mexico to operate under a 21-month contract expected to commence in September 2012. In the future, we may relocate other rigs to or place other new build rigs in service in the U.S. Gulf of Mexico. The Macondo incident and its consequences, including actions taken, or that may be taken, by the U.S. and other governments or our customers, could have a material adverse effect on our business. In addition, regulatory actions within a region, such as the U.S. Gulf of Mexico, may have an impact on global utilization and day rates.

Failure to comply with the U.S. Foreign Corrupt Practices Act or foreign anti-bribery legislation could have an adverse impact on our business.

The U.S. Foreign Corrupt Practices Act (“FCPA”) and similar anti-bribery laws in other jurisdictions, including the United Kingdom Bribery Act 2010, generally prohibit companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices and impact our business. Although we have programs in place covering compliance with anti-bribery legislation, any failure to comply with the FCPA or other anti-bribery legislation could subject us to civil and criminal penalties or other sanctions, which could have a material adverse effect on our business, financial condition, and results of operations. We could also face fines, sanctions and other penalties from authorities in the relevant foreign jurisdictions, including prohibition of our participating in or curtailment of business operations in those jurisdictions and the seizure of rigs or other assets.

Our international operations may involve risks not generally associated with domestic operations.

We derive substantially all of our revenues from operations outside the United States. Our operations are subject to risks inherent in conducting business internationally, such as:

•	legal and governmental regulatory requirements;

•	difficulties and costs of staffing and managing international operations;

•	political, social and economic instability;

•	terrorist acts, piracy, war and civil disturbances;

•	language and cultural difficulties;

•	potential vessel seizure, expropriation or nationalization of assets or confiscatory taxation;

•	import-export quotas or other trade barriers;

•	renegotiation, nullification or modification of existing contracts;

•	difficulties in collecting accounts receivable and longer collection periods;

•	foreign and domestic monetary policies;

•	work stoppages;

•	complications associated with repairing and replacing equipment in remote locations;

•	limitations on insurance coverage, such as war risk coverage, in certain areas;

•	wage and price controls;

•	assaults on property or personnel, including kidnappings;

•	travel limitations or operational problems caused by public health or security threats;

•	imposition of currency exchange controls;

•	solicitation by governmental officials for improper payments or other forms of corruption;

•	currency exchange fluctuations and devaluations; or,

•	potentially adverse tax consequences, including those due to changes in laws or interpretation of existing laws.

Our non-U.S. operations are subject to various laws and regulations in certain countries in which we operate, including laws and regulations relating to the import and export, equipment and operation of drilling units, currency conversions and repatriation, oil and natural gas exploration and development, and taxation of offshore earnings and earnings of expatriate personnel. Governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and natural gas and other aspects of the oil and natural gas industries in their countries, including local content requirements for participating in tenders for certain drilling contracts. Many governments favor or effectively require the awarding of drilling contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, government action, including initiatives by OPEC, may continue to cause oil or natural gas price volatility. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work by major oil companies and may continue to do so. Operations in less developed countries can be subject to legal systems which are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

Some of our drilling contracts are partially payable in local currency. Those amounts may exceed our local currency needs, leading to the accumulation of excess local currency, which, in certain instances, may be subject to either temporary blocking or other difficulties converting to U.S. dollars. Excess amounts of local currency may be exposed to the risk of currency exchange losses.

The shipment of goods, services and technology across international borders subjects us to extensive trade and other laws and regulations. Our import and export activities are governed by unique customs laws and regulations in each of the countries where we operate. Moreover, many countries, including the U.S., control the import and export of certain goods, services and technology and impose related import and export recordkeeping and reporting obligations, the laws and regulations related to which are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting our operations. Shipments may be delayed and denied import or export for a variety of reasons, some of which are outside our control, and such delays or denials could cause unscheduled operational downtime. Any failure to comply with these applicable legal and regulatory obligations also could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, seizure of shipments and loss of import and export privileges.

In the past, these conditions or events have not materially affected our operations. However, we cannot predict whether any such conditions or events might develop in the future. Also, we organized our subsidiary structure and our operations, in part, based on certain assumptions about various foreign and domestic tax laws, currency exchange requirements, and capital repatriation laws. While we believe our assumptions are correct, there can be no assurance that taxing or other authorities will reach the same conclusion. If our assumptions are incorrect, or if the relevant countries change or modify such laws or the current interpretation of such laws, we may suffer adverse tax and financial consequences, including the reduction of cash flow available to meet required debt service and other obligations. Any of these factors could materially adversely affect our international operations and, consequently, our business, operating results and financial condition.

Our business is subject to war, sabotage, terrorism and piracy, which could have an adverse effect.

It is unclear what impact the current United States military campaigns or possible future such campaigns will have on the energy industry in general, or us in particular, in the future. Uncertainty surrounding retaliatory military strikes or a sustained military campaign may affect our operations in unpredictable ways, including changes in the insurance markets, disruptions of fuel supplies and markets, particularly oil, and the possibility that infrastructure facilities, including pipelines, production facilities, refineries, electric generation, transmission and distribution facilities, could be direct targets of, or indirect casualties of, an act of terror. War or risk of war may also have an adverse effect on the economy.

Acts of war, sabotage, terrorism, piracy and social unrest, brought about by world political events or otherwise, have caused instability in the world’s financial and insurance markets in the past and may continue to do so in the future. Such acts could be directed against companies such as ours, and could also adversely affect the oil, natural gas and power industries and restrict their future growth. Insurance premiums could increase and coverage may be unavailable in the future.

Failure to obtain and retain key personnel could impede our operations.

We depend to a significant extent upon the efforts and abilities of our executive officers and other key management personnel. There is no assurance that these individuals will continue in such capacity for any particular period of time. The loss of the services of one or more of our executive officers or other personnel could adversely affect our operations.

We require highly skilled personnel to operate and provide technical services and support for our business worldwide. Historically, competition for the labor required for drilling operations and construction projects, has intensified as the number of rigs activated, added to worldwide fleets or under construction increased, leading to shortages of qualified personnel in the industry and creating upward pressure on wages and higher turnover. We may experience increased competition for the crews necessary to operate our rigs currently under construction. If increased competition for labor were to intensify in the future we may experience increases in costs or reductions in experience levels which could impact operations. The shortages of qualified personnel or the inability to obtain and retain qualified personnel could also negatively affect the quality, safety and timeliness of our work.

Consolidation of suppliers may limit our ability to obtain supplies and services at an acceptable cost, on our schedule or at all.

Our operations rely on a significant supply of capital and consumable spare parts and equipment to maintain and repair our fleet. We also rely on the supply of ancillary services, including supply boats and helicopters. Recent consolidation has reduced the number of available suppliers, resulting in fewer alternatives for sourcing of key supplies and services. We may not be able to obtain supplies and services at an acceptable cost, at the times we need them or at all. These cost increases, delays or unavailability could negatively impact our future operations and result in increases in rig downtime, and delays in the repair and maintenance of our fleet.

Unionization efforts and labor regulations in certain countries in which we operate could materially increase our costs or limit our flexibility.

Certain of our employees and contractors in international markets are represented by labor unions and work under collective bargaining or similar agreements, which are subject to periodic renegotiation. Efforts may be made from time to time to unionize portions of our workforce. In addition, we may in the future be subject to strikes or work stoppages and other labor disruptions. Additional unionization efforts, new collective bargaining agreements or work stoppages could materially increase our costs, reduce our revenues or limit our flexibility.

Climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating costs and reduced demand for the oil and natural gas we produce.

There is a concern that emissions of greenhouse gases (“GHG”) may alter the composition of the global atmosphere in ways that affect the global climate. Climate change, including the impact of global warming, may create physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions. Given the maritime nature of our business, we do not believe that physical climate change is likely to have a material adverse effect on us. Financial risks relating to climate change are likely to arise from increasing legislation and regulation, as compliance with any new rules could be difficult and costly.

United States federal legislation has been proposed in Congress to reduce GHG emissions and federal legislation limiting GHG emissions may be imposed in the United States. In addition, the U.S. Environmental Protection Agency (the “EPA”) has undertaken new efforts to collect information regarding GHG emissions and their effects and has begun adopting and implementing regulations to restrict emissions of GHGs under existing provisions of the federal Clean Air Act, one of which requires a reduction in emissions of GHGs from motor vehicles and the other of which regulates emissions of GHGs from certain large stationary sources, effective January 2, 2011. The EPA has also adopted rules requiring the reporting of GHG emissions from specified large GHG emission sources in the United States on an annual basis, as well as certain onshore and offshore oil and natural gas production facilities on an annual basis, beginning in 2012 for emissions occurring in 2011. Foreign jurisdictions are also addressing climate changes by legislation or regulation. The adoption of legislation and regulatory programs to reduce emissions of GHGs could require us to incur increased energy, environmental and other costs and capital expenditures to comply. Consequently, legislation and regulatory programs to reduce emissions of GHGs could have an adverse effect on our business, financial condition and results of operations.

Adverse impacts upon the oil and natural gas industry relating to climate change may also affect us as demand for our services depends on the level of activity in offshore oil and natural gas exploration, development and production. Although we do not expect that demand for oil and natural gas will lessen dramatically over the short term, in the long term global warming may reduce the demand for oil and natural gas or increased regulation of GHG may create greater incentives for use of alternative energy sources. Any long term material adverse effect on the oil and natural gas industry may have a material adverse effect on our financial condition and operating results, but we cannot reasonably or reliably estimate if it will occur, when it will occur or that it will impact us.

Risks Related to Our Indebtedness and the Notes

The notes will be our senior unsecured obligations and, except in certain limited instances, will not be guaranteed by any of our subsidiaries. As such, the notes will be effectively subordinated to any of our secured debt, including our existing and any future debt under our credit facility, and the debt of our subsidiaries. Furthermore, as a holding company, we depend on cash we obtain from our subsidiaries to meet our debt service obligations.

The notes will constitute our senior unsecured debt and will rank equally in right of payment with all of our existing and any future unsecured senior indebtedness and senior in right of payment to any of our future subordinated indebtedness. The notes will be effectively subordinated to our existing and any future secured indebtedness, to the extent of the value of the assets securing such indebtedness, including our senior secured revolving credit facility, which is secured by certain of our offshore drilling rigs and other assets. If we are involved in any dissolution, liquidation or reorganization, holders of our secured debt would be paid before holders of the notes receive any amounts due under the notes to the extent of the value of the collateral securing such debt. In that event, holders of the notes may not be able to recover any or all of the principal or interest due under the notes.

Our operations are conducted through our subsidiaries and, therefore, we depend on the cash flow of our subsidiaries to meet our obligations, including our obligations under the notes. Our subsidiaries, none of whom will guarantee the notes as of the date of issuance of the notes, generated all of our consolidated operating revenues for fiscal year 2011 and held all of our consolidated assets as of September 30, 2011. Contractual provisions, including those contained in our senior secured revolving credit facility, or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain the cash from our subsidiaries that we require to pay our debt service obligations, including payments on the notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility.” We intend to loan the net proceeds from the issuance of the notes to our subsidiary Atwood Offshore Worldwide Limited (“AOWL”). In accordance with the provisions of our senior secured revolving credit facility, that intercompany loan must be subordinated in right of payment to the obligations under the credit facility. As a result, if a default or event of default occurs under the credit facility, AOWL will not be permitted to make payments on the intercompany loan, and we may not be able to receive the cash necessary to make payments on the notes. The notes will be effectively subordinated in right of payment to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of our non-guarantor subsidiaries. Our right to receive assets of any of our non-guarantor subsidiaries upon the subsidiary’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that we are recognized as a creditor of the subsidiary, in which case our claims would still be subordinate in right of payment to any indebtedness of the subsidiary senior to that held by us and any secured indebtedness of the subsidiary to the extent of the value of the assets securing such indebtedness. As of September 30, 2011, after giving effect to the issuance of the notes and the application of the net proceeds as described under “Use of Proceeds,” our non-guarantor subsidiaries would have had approximately $             million of indebtedness and $202.6 million of trade payables and other liabilities outstanding.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investment decisions and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments and the indenture governing the notes may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The agreement relating to our senior secured revolving credit facility and the indenture governing the notes restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. If we breach our covenants under our senior secured revolving credit facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our senior secured revolving credit facility, the lenders could exercise their rights and we could be forced into bankruptcy or liquidation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility” and “Description of Notes.”

We and our subsidiaries may incur substantial additional indebtedness. This could increase the risks associated with the notes.

Subject to the restrictions in the indenture governing the notes and in other instruments governing our other outstanding indebtedness (including our senior secured revolving credit facility), we and our subsidiaries may incur substantial additional indebtedness (including secured indebtedness) in the future. Although the indenture governing the notes will contain, and our senior secured revolving credit facility contains, restrictions on the incurrence of additional indebtedness, these restrictions are subject to waiver and a number of significant qualifications and exceptions, and indebtedness incurred in compliance with these restrictions could be substantial.

If we incur any additional indebtedness that ranks equally with the notes, including additional unsecured indebtedness or trade payables, the holders of that indebtedness will be entitled to share ratably with holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to holders of the notes in connection with such a distribution.

Any increase in our level of indebtedness will have several important effects on our future operations, including, without limitation:

•	we will have additional cash requirements in order to support the payment of interest on our outstanding indebtedness;

•	increases in our outstanding indebtedness and leverage will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure; and

•	depending on the levels of our outstanding indebtedness, our ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes may be limited.

If we are unable to comply with the restrictions and covenants in the agreements governing the notes and our other debt, there could be a default under the terms of these agreements, which could result in an acceleration of payment of funds that we have borrowed and would impact our ability to make principal and interest payments on the notes.

If we are unable to comply with the restrictions and covenants in our credit facility and the indenture governing the notes or in current or future debt financing agreements, there could be a default under the terms of these agreements. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond our control. As a result, we cannot assure you that we will be able to comply with these restrictions and covenants or meet these tests. Any default under the agreements governing our indebtedness, including a default under our credit facility, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants in the instruments governing our indebtedness (including covenants in our credit facility and the indenture governing the notes), we could be in default under the terms of the agreements governing such indebtedness, including our credit facility and the indenture governing the notes. In the event of such default:

•	the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest;

•	the lenders under our credit facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets; and

•	we could be forced into bankruptcy or liquidation.

Moreover, our credit facility and the indenture governing the notes offered hereby each contain cross-default or cross-acceleration provisions that would be triggered by the occurrence of a default or acceleration under other instruments governing our indebtedness. If the payment of our indebtedness is accelerated, there can be no assurance that our assets would be sufficient to repay in full that indebtedness and our other indebtedness that would become due as a result of any acceleration.

If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our credit facility to avoid being in default. If we breach our covenants under our credit facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our credit facility, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

We may not be able to repurchase the notes with cash upon a change of control or in connection with an offer to repurchase the notes as a result of an asset sale or an excess cash flow offer as required by the indenture.

Upon the occurrence of a change of control (as defined in the indenture governing the notes), we will be required to offer to repurchase all of the notes at a price equal to 101% of the aggregate principal amount of the notes repurchased, plus accrued and unpaid interest, if any, to the date of repurchase. In addition, in connection with certain asset sales, we will be required to offer to repurchase the notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. See “Description of Notes—Repurchase at the Option of Holders.” We may not have sufficient funds available to repurchase all of the notes tendered pursuant to any such offer and any other debt that would become payable upon a change of control or in connection with such offer. Any of our future debt agreements may also limit our ability to repurchase the notes until all such debt is paid in full. If we fail to repurchase the notes, we would be in default under the indenture, which would likely in turn trigger a default under the instruments governing our existing and any future indebtedness, including our senior secured revolving credit facility. In addition, the occurrence of a change of control may also constitute an event of default under the instruments governing our existing and any future debt. In such an event, we would be required to cure or refinance the applicable indebtedness before making an offer to purchase the notes. Any requirement to offer to repurchase notes may therefore require us to refinance other outstanding debt, which we may be unable to achieve on commercially reasonable terms, if at all.

Certain important corporate events, such as takeovers, recapitalizations, restructurings, mergers or similar transactions, may not constitute a change of control under the indenture governing the notes and thus would not permit the holders of the notes to require us to repurchase the notes. In addition, the definition of change of control in the indenture governing the notes includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our and our subsidiaries’ properties or assets taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our and our subsidiaries’ assets taken as a whole to another person or group may be uncertain.

Additionally, the exercise by the holders of notes of their right to require us to repurchase the notes upon an asset sale offer could cause a default under our existing and any future debt agreements if we are then prohibited by the terms of the applicable debt agreements from making the asset sale offer under the indenture. In the event an asset sale occurs at a time when we are prohibited from repurchasing notes, we could seek the consent of our other applicable lenders to the repurchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such consent or repay those borrowings, we will remain prohibited from repurchasing notes.

Any guarantees of the notes by our subsidiaries could be deemed fraudulent conveyances under certain circumstances, and a court may subordinate or void the subsidiary guarantees.

The indenture governing the notes does not require any subsidiary to guarantee the notes unless that subsidiary guarantees any of our other indebtedness (excluding our indebtedness under credit facilities) as described under “Description of Notes—Future Note Guarantees.” The notes will not be guaranteed by any of our subsidiaries as of the issue date of the notes offered hereby. However, various fraudulent conveyance or transfer laws have been enacted for the protection of creditors, and a court may use these laws to subordinate or avoid any subsidiary guarantee that may be delivered in the future. Generally, a subsidiary guarantee may be voided as a fraudulent conveyance or held unenforceable if a U.S. court were to find that at the time one of our subsidiaries entered into a subsidiary guarantee either:

•

the subsidiary incurred the guarantee with the intent to hinder, delay, or defraud any present or future creditor, or contemplated insolvency with a design to favor one or more creditors to the exclusion of others; or

•	the subsidiary did not receive fair consideration or reasonably equivalent value for issuing the subsidiary guarantee;

and, in either case, at the time it issued the subsidiary guarantee, the subsidiary:

•	was insolvent or became insolvent as a result of issuing the subsidiary guarantee;

•	was engaged or about to engage in a business or transaction for which the remaining assets of the subsidiary constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they matured.

A legal challenge of a subsidiary guarantee on fraudulent conveyance grounds may focus, among other things, on the benefits, if any, the subsidiary realized as a result of our issuing the notes or the delivery of the subsidiary guarantee. To the extent the subsidiary guarantee was avoided as a fraudulent conveyance or held unenforceable for any other reason, the holders of the notes would cease to have any claim against that subsidiary guarantor and would be solely creditors of the parent company and of any subsidiary guarantors whose subsidiary guarantees were not avoided or held unenforceable. In that event, the claims of the holders of the notes against the issuer of an invalid subsidiary guarantee would be subject to the prior payment of all liabilities of that subsidiary guarantor.

Many of the covenants contained in the indenture governing the notes terminate if the notes are rated investment grade by either Standard & Poor’s Ratings Services or Moody’s Investors Service, Inc.

Many of the covenants in the indenture governing the notes terminate if the notes are rated investment grade by either Standard & Poor’s Ratings Services or Moody’s Investors Service, Inc. These covenants restrict, among other things, our ability to pay dividends, to incur debt and to enter into certain other transactions. There can be no assurance that the notes will ever be rated investment grade, or that if they are rated investment grade, that the notes will maintain such ratings. However, termination of these covenants would, for the term of the notes and even if the notes fail to maintain such ratings, allow us to engage in certain transactions that would not be permitted while these covenants were in force. Please read “Description of Notes—Certain Covenants—Changes in Covenants when Notes Rated Investment Grade.”

Because there is no public market for the notes, you may not be able to resell the notes easily or at a favorable price.

There are no existing trading markets for the notes. A market for the notes may not develop, and we are not certain of the liquidity of any market that may develop, the ability of the holders to sell their notes at all or the price at which holders would be able to sell their notes. If a market were to develop, the market price for the notes may be adversely affected by changes in prevailing interest rates, changes in our operating results and financial condition, performances or prospects for companies in our industry and changes in our overall market for similar securities.

Covenants in the indenture governing the notes and our senior secured revolving credit facility restrict our ability to engage in certain activities.

The indenture governing the notes and our senior secured revolving credit facility restrict our ability to, among other things:

•	incur, assume or guarantee additional indebtedness or issue redeemable stock;

•	pay dividends or distributions;

•	make loans and other types of investments;

•	incur liens;

•	restrict dividends, loans or asset transfers from our subsidiaries;

•	sell or otherwise dispose of assets, including capital stock of subsidiaries;

•	consolidate or merge with or into, or sell substantially all of our assets to, another person;

•	acquire assets or businesses;

•	enter into transactions with affiliates; and

•	enter into new lines of business.

In addition, our credit facility contains various financial covenants that impose a maximum leverage ratio of 4.0 to 1.0, a debt to capitalization ratio of 0.5 to 1.0, a minimum interest expense coverage ratio of 3.0 to 1.0 and a minimum collateral maintenance of 150% of the aggregate amount outstanding under the credit facility. Our ability to meet these covenants or requirements may be affected by events beyond our control, and there can be no assurance that we will satisfy such covenants and requirements in the future. Such restrictions may limit our ability to successfully execute our business plans, which may have adverse consequences on our operations.

The notes may be issued with original issue discount for U.S. federal income tax purposes.

The notes may be treated as issued with original issue discount. In such case, U.S. holders generally would be required to include original issue discount in gross income as ordinary interest income as it accrues for U.S. federal income tax purposes, regardless of their method of accounting and regardless of whether any payment has been received on the notes. See “Material United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Stated Interest and OID on the Notes.”

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $         million. We intend to use the net proceeds from this offering to reduce outstanding borrowings under our senior secured revolving credit facility. Amounts repaid under our credit facility may be reborrowed to fund our new build program or for general corporate purposes. As of December 31, 2011, the weighted average interest rate with respect to outstanding borrowings under our credit facility was 3.1%. The indebtedness under our credit facility matures in May 2016. Borrowings under our credit facility were incurred for general corporate purposes, including funding the construction of our new build program and other capital expenditures.

Affiliates of each of the underwriters are lenders under our credit facility, and accordingly, will receive a substantial portion of the proceeds from this offering in the form of the repayment of borrowings under such facility. See “Underwriting—Affiliates and Conflicts of Interest.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our unaudited capitalization as of September 30, 2011 on an actual basis and on an as adjusted basis to reflect this offering and the application of the net proceeds as described under “Use of Proceeds.” The following table is unaudited and should be read together with our financial statements and accompanying notes included elsewhere in this prospectus.

	As of September 30, 2011
	Actual	As Adjusted
	(in millions)
Cash and cash equivalents	$295.0		$295.0

Long-term debt:
Senior secured revolving credit facility(1)	$520.0	$
% senior notes due 2020 offered hereby	—

Total long-term debt	520.0
Total shareholders’ equity	1,652.8		1,652.8

Total capitalization	$2,172.8

(1)	As of December 31, 2011, outstanding borrowings under our senior secured revolving credit facility were approximately $520 million.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth our ratios of earnings to fixed charges on a consolidated basis for each of the periods indicated:

	Years Ended September 30,
	2011	2010	2009	2008	2007

Ratio of earnings to fixed charges	25.8x	48.4x	27.0x	61.3x	37.3x

For purposes of this table, “earnings” consists of income before income taxes plus fixed charges and less capitalized interest. “Fixed charges” consists of interest expense and capitalized interest.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

We have derived the selected consolidated financial information as of September 30, 2011 and 2010 and for fiscal years 2011, 2010 and 2009 from our audited consolidated financial statements included in this prospectus. We have derived the selected consolidated financial information as of September 30, 2009, 2008 and 2007 and for fiscal years 2008 and 2007 from audited consolidated financial information not included herein. The selected consolidated financial information below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included in this prospectus.

(in thousands)	For the Years Ended September 30,
	2011	2010	2009	2008	2007
Statement of Operations Data:
Operating revenues	$645,076	$650,562	$586,507	$526,604	$403,037
Contract drilling costs	(223,565)	(252,427)	(221,709)	(216,395)	(186,949)
Depreciation	(43,597)	(37,030)	(35,119)	(34,783)	(33,366)
General and administrative	(44,407)	(40,620)	(31,639)	(30,975)	(23,929)
Other, net	(4,847)	1,855	402	155	414

Operating income	328,660	322,340	298,442	244,606	159,207
Other (expense) income	(3,813)	(2,361)	(2,011)	169	752
Tax provisions	(53,173)	(62,983)	(45,686)	(29,337)	(20,935)

Net Income	$271,674	$256,996	$250,745	$215,438	$139,024

Balance Sheet Data (at end of period):
Cash and cash equivalents	$295,002	$180,523	$100,259	$121,092	$100,361
Working capital	301,608	266,534	191,686	248,052	158,549
Net property and equipment	1,887,321	1,343,961	1,184,300	787,838	493,851
Total assets	2,375,391	1,724,440	1,509,402	1,096,597	717,724
Total long-term debt	520,000	230,000	275,000	170,000	—
Shareholders’ equity	1,652,787	1,370,134	1,102,293	843,690	615,855

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Market Outlook

Overview

The following discussion is intended to assist in understanding our financial position at September 30, 2011 and 2010, and our results of operations for each of the fiscal years for the three year period ended September 30, 2011. Please read the accompanying consolidated financial statements and related notes in conjunction with this discussion.

Our fiscal year 2011 financial and operating results include:

•	Operating revenues totaling $645 million;

•	Record net income of $272 million;

•	Net cash from operating activities of $340 million; and

•	Debt to capitalization ratio of 24% at September 30, 2011.

Industry Conditions

Over the past year, the offshore drilling market experienced improving utilization rates across all rig classes in response to better than anticipated oil prices. The degree of day rate improvement, however, differed in absolute levels between these rig classes with the ultra-deepwater floater market enjoying the most improvement as evidenced by the near full utilization for this rig class during the year. Day rates for other rig classes also experienced improvement, albeit at a slower pace.

However, the global macro environment, including the geopolitical issues in North Africa and the Middle East, the sovereign debt issues in Europe and slower economic growth in the U.S. and China, introduced a high level of market volatility and threatens to disrupt these favorable and improving offshore drilling market conditions.

On October 1, 2011, the former Bureau of Ocean Energy Management, Regulation and Enforcement (“BOEMRE”) split into two agencies, the Bureau of Ocean Energy Management (“BOEM”) and the Bureau of Safety and Environmental Enforcement (“BSEE”). The BSEE is now responsible for issuing drilling permits. These agencies have recently clarified and simplified the drilling permit process and the industry has seen a significant increase in the number of approved drilling permits. For example, from July 2011 through October 2011, 25 new well drilling permits were awarded. This compares to 15 permits issued for the 15 months prior to July 2011. We are encouraged by this increase in permitting activity and expect permitting activity to continue to increase into 2012. As a result, tendering activity in the U.S. Gulf of Mexico has also increased resulting in several recent drilling contract awards. However, we cannot be certain that such increases will continue into the future or that additional restrictions or regulations will not be implemented which might negatively impact drilling activity in the U.S. Gulf of Mexico.

Additionally, West Africa, East Africa and Brazil are experiencing increased tender requests and contract awards at increasingly higher day rates. Further improvements in ultra-deepwater and deepwater rig utilization and day rates will depend in large part on projected oil prices, the strength of the global economy, and any additional impacts from the Macondo incident and associated new regulatory, legislative and permitting requirements.

Brent oil prices averaged $105 during our fiscal year ended September 30, 2011, ranging from $82 to $124 during this period. At these price levels, we anticipate that our customers will continue to execute drilling programs resulting in increased levels of offshore drilling activity.

Ultra-deepwater and Deepwater

Industry-wide, deepwater rig utilization increased from 86% for fiscal year 2010 to 89% for fiscal year 2011, while ultra-deepwater utilization remains at full utilization. As of October 31, 2011, for calendar year 2012, 91% of ultra-deepwater available days are contracted, with 74% of available days contracted for the industry-wide deepwater fleet. As of October 31, 2011, only one new build ultra-deepwater unit, which delivers from the shipyard in December 2012, was available through the end of calendar year 2012.

The Atwood Osprey continued its three-year contract with Chevron in Australia and is contracted through mid-2014. The Atwood Eagle and Atwood Falcon are contracted through the second quarter of fiscal year 2014 and the first quarter of fiscal year 2015, respectively, while the Atwood Hunter is contracted into the first quarter of fiscal year 2013.

The Atwood Condor, a dynamically positioned, 10,000 foot water depth ultra-deepwater semisubmersible, is on schedule to be delivered from the Jurong shipyard during the third quarter of fiscal year 2012 at a total cost, including project management, drilling, handling tools and spares, of approximately $750 million. The Atwood Condor is contracted to Hess Corporation for 21 months in the U.S. Gulf of Mexico directly after mobilization from the shipyard in Singapore.

The Atwood Advantage, a DP-3 dynamically-positioned, dual derrick, ultra-deepwater drillship rated to operate in water depths up to 12,000 feet, is currently under construction at the Daewoo Shipbuilding and Marine Engineering Co., Ltd. (“DSME”) shipyard in South Korea. The Atwood Advantage will have enhanced technical capabilities, including a seven-ram BOP, the ability to operate two BOPs, three 100-ton knuckle boom cranes, a 165-ton active heave “tree-running” knuckle boom crane and 200 person accommodations. The Atwood Advantage is expected to be delivered during the fourth quarter of fiscal year 2013 at a total cost, including project management, drilling, handling tools and spares, of approximately $600 million.

In October 2011, we exercised an option to construct a second ultra-deepwater drillship, the Atwood Achiever, at the DSME shipyard in South Korea. The Atwood Achiever is substantially identical to the Atwood Advantage. The Atwood Achiever is expected to be delivered by June 2014 at a total cost, including project management, drilling, handling tools and spares, of approximately $600 million.

In addition, we have until July 31, 2012 to exercise our option to build an additional ultra-deepwater drillship with DSME. At this time, we have made no determination as to whether we will exercise this option.

Although we currently do not have drilling contracts for the Atwood Advantage or the Atwood Achiever, we expect that the long-term demand for deepwater drilling capacity in established and emerging basins should provide us with opportunities to contract these two rigs prior to their delivery dates.

As of September 30, 2011, we have invested approximately $546 million toward the construction of the Atwood Condor and Atwood Advantage drilling units. As of December 31, 2011, we had $520 million of outstanding borrowings under our revolving credit facility.

Jack-ups

A bifurcation in day rates and utilization has become more evident in the jack-up market. Currently, higher specification jack-up rigs are achieving marketed utilization levels of approximately 96% as compared to 82% for the remainder of the global jack-up fleet. Higher specification rigs represent less than 30% of the global jack-up fleet. We expect this trend to continue into 2012 despite the expected supply increase from new build rigs being delivered throughout next year. We expect that operators will continue to prefer contracting newer, more capable high-specification rigs in continuation of the bifurcation trend.

As a result of new build construction programs initiated during 2005 and continuing through 2010, the jack-up supply continues to increase. As of October 31, 2011, there were 75 new build jack-up rigs under construction, of which eight are scheduled for delivery during the remainder of 2011, while 21 are scheduled for delivery during 2012 and the remainder thereafter. Although the majority of jack-up rigs scheduled for delivery during the remainder of 2011 and 2012 are not contracted, approximately 15% are not considered high-specification rigs (i.e., less than 350 foot water depth capability) and therefore do not compete with the majority of our jack-up fleet.

The Atwood Beacon is contracted for eight months of fiscal year 2012. The Atwood Aurora is contracted into the first quarter of fiscal year 2013. The Vicksburg is contracted through the end of the first quarter of fiscal year 2013. Due to market bifurcation for high-specification jack-ups, we expect the Atwood Aurora and Atwood Beacon to continue to operate with high utilization and increasing day rates while the Vicksburg may encounter greater competition resulting in lower utilization, with day rates remaining under pressure for the foreseeable future.

We currently have three Pacific Class 400 jack-up drilling units, the Atwood Mako, the Atwood Manta and the Atwood Orca, under construction at the PPL Shipyard Pte. Ltd. (“PPL”) shipyard in Singapore. These new rigs will have a rated water depth of 400 feet, accommodations for 150 personnel and significant offline handling features. The three rigs are expected to cost approximately $190 million each, including project management, drilling, handling tools and spares, and are scheduled for delivery during the fourth quarter of fiscal year 2012, the first quarter of fiscal year 2013, and the third quarter of fiscal year 2013, respectively. Although we currently do not have drilling contracts for our three new build jack-ups, we expect to contract these high-specification rigs prior to their delivery dates due to the preference of customers for these newer, more capable high-specification assets.

Idled Rigs

During fiscal year 2010, the Atwood Southern Cross, Richmond and Seahawk completed their drilling contracts and were subsequently idled. We anticipate these units will not return to service during fiscal year 2012 due to the lack of sufficient continuous demand, and thus, we are not actively marketing these rigs at this time.

Contract Backlog

We maintain a backlog of commitments for contract drilling revenues. Our contract backlog at September 30, 2011 was approximately $1.5 billion, representing a 25% increase compared to our contract backlog of $1.2 billion at September 30, 2010. We calculate our backlog by multiplying the day rate under our drilling contracts by the number of days remaining under the contract, assuming full utilization. The calculation does not include any revenues related to other fees such as for mobilization, demobilization, contract preparation, customer reimbursables and bonuses. The amount of actual revenues earned and the actual periods during which revenues are earned will be different from amounts our backlog calculations due to various factors, including unscheduled repairs, maintenance, weather and other factors. Such factors may result in lower applicable day rates than the full contractual day rate. In addition, under certain circumstances, our customers may seek to terminate or renegotiate our contracts. See “Risk Factors—Risks Related to our Business—Our business may experience reduced profitability if our customers terminate or seek to renegotiate our drilling contracts.”

The following table sets forth as of September 30, 2011 the amount of our contract drilling revenue backlog and the percent of available operating days committed for our actively marketed drilling units for the periods indicated (in millions except for percent of available operating days committed):

	Fiscal 2012	Fiscal 2013	Fiscal 2014	Fiscal 2015	Total
Contract drilling revenue backlog
Ultra-deepwater and Deepwater	$610	$477	$323	$12	$1,422
Jackups	82	9	—	—	91

	$692	$486	$323	$12	$1,513

Percent of Available Operating Days Committed	80%	33%	17%	—%

On October 17, 2011, we announced that one of our subsidiaries was awarded a drilling services contract by Hess Corporation for work in the U.S. Gulf of Mexico for the Atwood Condor. As a result of this contract, our contract backlog as of December 31, 2011 was $1.7 billion.

Results of Operations

Fiscal Year 2011 versus Fiscal Year 2010

Operating Revenues. Revenues for fiscal year 2011 decreased $5.5 million, or 1%, compared to the prior fiscal year. A comparative analysis of revenues by rig for fiscal years 2011 and 2010 is as follows:

	Operating Revenues (In millions)
	Fiscal Year 2011	Fiscal Year 2010	Variance
Atwood Osprey	$59.9	$—	$59.9
Atwood Beacon	45.1	34.1	11.0
Atwood Eagle	139.8	134.1	5.7
Vicksburg	34.3	34.2	0.1
Atwood Falcon	153.4	154.0	(0.6)
Atwood Hunter	183.4	197.4	(14.0)
Atwood Aurora	29.2	46.6	(17.4)
Richmond	—	10.0	(10.0)
Atwood Southern Cross	—	13.0	(13.0)
Seahawk	—	27.2	(27.2)

	$645.1	$650.6	$(5.5)

Our newest active drilling rig, the Atwood Osprey, commenced drilling operations in late May 2011 offshore Australia, and thus, earned no revenue in the prior fiscal year.

The increase in revenues for the Atwood Beacon is due to working under a higher day rate contract offshore South America compared to the prior fiscal year when the rig was working at a lower day rate offshore West Africa.

Revenues for the Atwood Eagle, Vicksburg and Atwood Falcon were relatively consistent compared to the prior fiscal year. The Atwood Eagle continued to work offshore Australia during both fiscal years 2011 and 2010, the Falcon continued work on a long term contract offshore Malaysia during both fiscal years 2011 and 2010, and the Vicksburg worked offshore Thailand during both fiscal years 2011 and 2010.

The decrease in revenues for the Atwood Hunter is due to an increase in downtime related to unplanned repairs and maintenance and a planned regulatory inspection during fiscal year 2011. The Atwood Hunter worked offshore West Africa in fiscal years 2011 and 2010.

Revenues for the Atwood Aurora decreased during fiscal year 2011 due to the completion of its most recent contract commitment in May, which was followed by a planned shipyard project through June 2011. Following the shipyard project, the rig was idled for most of the fourth quarter of fiscal year 2011. The rig experienced virtually no downtime during the prior fiscal year. In fiscal year 2011, until the time of the shipyard project, the rig worked offshore Egypt on the same long term contract that it worked under during fiscal year 2010. The Atwood Aurora resumed drilling operations offshore West Africa under a new contract that commenced late September 2011.

During fiscal year 2010, the Atwood Southern Cross, Richmond, and Seahawk all completed their respective drilling contracts and were subsequently idled. The idle state of these rigs resulted in the decrease of revenues for such rigs for fiscal year 2011 compared to the previous fiscal year.

Contract Drilling Costs. Contract drilling costs for fiscal year 2011 decreased $28.8 million, or 11%, compared to the prior fiscal year. A comparative analysis of contract drilling costs by rig for fiscal years 2011 and 2010 is as follows:

	Contract Drilling Costs (In millions)
	Fiscal Year 2011	Fiscal Year 2010	Variance
Atwood Osprey	$22.9	$—	$22.9
Atwood Eagle	62.5	53.0	9.5
Atwood Hunter	39.0	37.0	2.0
Atwood Beacon	28.7	27.8	0.9
Vicksburg	16.4	16.5	(0.1)
Atwood Falcon	29.4	31.5	(2.1)
Atwood Aurora	18.5	21.7	(3.2)
Richmond	1.8	14.6	(12.8)
Atwood Southern Cross	2.8	18.0	(15.2)
Seahawk	2.4	24.6	(22.2)
Other	(0.8)	7.7	(8.5)

	$223.6	$252.4	$(28.8)

The Atwood Osprey commenced drilling operations in late May 2011, incurring approximately four months of drilling costs in the current fiscal year compared to none in the prior fiscal year.

The increase in contract drilling costs for the Atwood Eagle for fiscal year 2011 compared to the prior fiscal year is attributable to higher local payroll and payroll related costs due to the strengthening of the Australian dollar along with increased equipment related costs due to contract specific enhancements and additional maintenance projects performed during the extended regulatory inspection period during the fiscal year.

Contract drilling costs for the Atwood Hunter, Atwood Beacon, Vicksburg and the Atwood Falcon were relatively consistent when compared to the prior fiscal year.

The decrease in contract drilling costs for the Atwood Aurora for the fiscal year ended September 30, 2011 compared to the prior fiscal year is due to lower operating expenses being incurred during a planned shipyard project in May and June 2011 and the idle time incurred during the remainder of fiscal year 2011.

The decrease in drilling costs for the Richmond, Atwood Southern Cross and Seahawk is due to reduced operating costs as a result of these rigs being idle and not being actively marketed.

Decreases in Other contract drilling costs during the current fiscal year are due to a combination of higher percentage of Other contract drilling costs allocated to rig contract drilling costs in the current fiscal year when compared to the prior fiscal year and recognition of foreign exchange gains in the current fiscal year compared to foreign exchange losses in the prior fiscal year.

Depreciation. Depreciation expense for the fiscal year 2011 increased 18% compared to the prior fiscal year. A comparative analysis of depreciation expense by rig for fiscal years 2011 and 2010 is as follows:

	Depreciation Expense (In millions)
	Fiscal Year 2011	Fiscal Year 2010	Variance
Atwood Osprey	$8.3	$—	8.3
Atwood Aurora	7.4	7.3	0.1
Atwood Eagle	4.9	4.8	0.1
Atwood Hunter	6.4	6.3	0.1
Richmond	1.7	1.7	—
Atwood Beacon	4.6	4.6	—
Seahawk	2.0	2.0	—
Vicksburg	2.0	2.0	—
Atwood Falcon	5.1	5.4	(0.3)
Atwood Southern Cross	0.7	2.4	(1.7)
Other	0.5	0.5	—

	$43.6	$37.0	$6.6

The Atwood Osprey, which was placed into service in late May 2011, incurred no depreciation expense in fiscal year 2010.

Depreciation expense for all other rigs remained relatively consistent during fiscal year 2011 as compared to the prior fiscal year.

General and administrative. General and administrative expenses for fiscal year 2011 increased approximately $3.8 million, or 9%, compared to the prior fiscal year primarily due to rising personnel costs resulting, in part, from various expenses related to the transition of executive leadership, wage increases and increased annual bonus and share-based compensation costs during fiscal year 2011.

Other. The increase in Other expenses is primarily due to a $5.0 million charge related to an impairment of certain of our idled equipment during fiscal year 2011. The Other category amounts for fiscal year 2010 were attributable to the sale of equipment during the year,

Income taxes. Our effective tax rate was 16% for fiscal year 2011, as compared to the prior fiscal year effective tax rate of 20%. The lower effective income tax was primarily due to lower taxes on foreign earned income.

Fiscal Year 2010 versus Fiscal Year 2009

Operating Revenues. Revenues for fiscal year 2010 increased $64.1 million, or 11%, compared to fiscal year 2009. A comparative analysis of revenues by rig for fiscal years 2010 and 2009 is as follows:

	Operating Revenues (In millions)
	Fiscal Year 2010	Fiscal Year 2009	Variance
Atwood Falcon	$154.0	$81.6	$72.4
Atwood Aurora	46.6	20.2	26.4
Atwood Hunter	197.4	182.5	14.9
Seahawk	27.2	31.1	(3.9)
Atwood Beacon	34.1	38.3	(4.2)
Vicksburg	34.2	43.0	(8.8)
Richmond	10.0	19.1	(9.1)
Atwood Eagle	134.1	145.1	(11.0)
Atwood Southern Cross	13.0	25.6	(12.6)

	$650.6	$586.5	$64.1

The increase in revenues for the Atwood Falcon was related to a substantially higher day rate in deeper water in Malaysia in fiscal year 2010 compared to fiscal year 2009.

The Atwood Aurora commenced drilling operations in April 2009 in Egyptian waters. The rig was actively engaged in drilling operations for a full 12 months during fiscal year 2010, accounting for the increase in revenues when compared to fiscal year 2009.

The increase in revenues for the Atwood Hunter was due to higher day rates and additional mobilization revenue working in the offshore Western Africa region in fiscal year 2010 compared to fiscal year 2009 working offshore Israel in the Mediterranean.

The decrease in revenues for the Seahawk was due to the end of a long term contract working offshore Equatorial Guinea in August 2010 with no follow-on work in fiscal year 2010 compared to full utilization of the rig in fiscal year 2009.

The decrease in revenues for the Atwood Beacon and Vicksburg was due to lower day rate contracts in fiscal year 2010 compared to higher day rate contracts during fiscal year 2009. The decrease in revenues for the Atwood Beacon was also impacted by fewer operating days at full contract rate working offshore Equatorial Guinea in fiscal year 2010 as compared to working more operating days at full contract rate offshore India during fiscal year 2009. The Vicksburg worked in the waters offshore Thailand during fiscal years 2009 and 2010.

The decrease in revenues in fiscal year 2010 for the Richmond was due to lower day rates and more idle time as a result of the temporary moratorium on drilling activities in the U.S. Gulf of Mexico during fiscal year 2010 as compared to full rig utilization working at a higher day rate in fiscal year 2009. While the moratorium generally applied to deepwater drilling units, shallow water units were also affected as no permits were issued during the last half of fiscal year 2010.

The decrease in revenues for the Atwood Eagle was due to the completion of a one well drilling program during fiscal year 2010 at a significantly lower day rate under a contract option that had been deferred from fiscal year 2009.

While the Atwood Southern Cross was idle for most of fiscal years 2009 and 2010, the decrease in revenues was due to working at a lower day rate during fiscal year 2010 compared to fiscal year 2009 for the brief time the rig was operational during each fiscal year.

Contract Drilling Costs. Contract drilling costs for fiscal year 2010 increased $30.7 million, or 14%, compared to fiscal year 2009. A comparative analysis of contract drilling costs by rig for fiscal years 2010 and 2009 is as follows:

	Contract Drilling Costs (In millions)
	Fiscal Year 2010	Fiscal Year 2009	Variance
Atwood Aurora	$21.7	$9.7	$12.0
Atwood Beacon	27.8	16.7	11.1
Atwood Eagle	53.0	47.0	6.0
Atwood Falcon	31.5	25.8	5.7
Vicksburg	16.5	15.2	1.3
Richmond	14.6	14.2	0.4
Atwood Hunter	37.0	36.8	0.2
Seahawk	24.6	24.7	(0.1)
Atwood Southern Cross	18.0	23.9	(5.9)
Other	7.7	7.7	—

	$252.4	$221.7	$30.7

The Atwood Aurora commenced drilling operations in April 2009, incurring approximately six months of drilling costs in fiscal year 2009 compared to a full year of costs in fiscal year 2010.

The increase in contract drilling costs for the Atwood Beacon was due to a combination of cost increases resulting from the amortization of deferred mobilization expenses incurred when the rig relocated from India to Equatorial Guinea in October 2009, increased maintenance projects, and increased personnel travel costs due to the remote geographical location in Equatorial Guinea during fiscal year 2010 as compared to fiscal year 2009.

The increase in contract drilling costs for the Atwood Eagle for fiscal year 2010 compared to fiscal year 2009 was primarily due to higher Australian payroll costs attributable to requirements for increased payroll related benefits and the strengthening value of the Australian dollar relative to the U.S. dollar.

The increase in contract drilling costs for the Atwood Falcon was due to an increase in agent fees, which is based on a percent of revenue earned, and due to an increase in equipment related costs resulting from a higher number of repair and maintenance projects during fiscal year 2010 when compared to fiscal year 2009.

Contract drilling costs for the Vicksburg, Atwood Hunter, Richmond and Seahawk for fiscal year 2010 were relatively consistent with fiscal year 2009.

The decrease in drilling costs for the Atwood Southern Cross for fiscal year 2010 compared to the fiscal year 2009 was due to reduced equipment related costs and headcount reduction of non-essential personnel, as the rig was idle from December 2008 through June 2010.

Other contract drilling costs for fiscal year 2010 were relatively consistent with fiscal year 2009.

Depreciation. Depreciation expense for fiscal year 2010 increased $1.9 million, or 5%, as compared to fiscal year 2009. A comparative analysis of depreciation expense by rig for fiscal years 2010 and 2009 is as follows:

	Depreciation Expense (In millions)
	Fiscal Year 2010	Fiscal Year 2009	Variance
Atwood Aurora	$7.3	$3.3	$4.0
Atwood Eagle	4.8	4.5	0.3
Richmond	1.7	1.7	—
Atwood Hunter	6.3	6.3	—
Atwood Falcon	5.4	5.5	(0.1)
Atwood Beacon	4.6	4.8	(0.2)
Seahawk	2.0	2.3	(0.3)
Vicksburg	2.0	2.4	(0.4)
Atwood Southern Cross	2.4	3.8	(1.4)
Other	0.5	0.5	—

	$37.0	$35.1	$1.9

The Atwood Aurora incurred a full year of depreciation expense in the fiscal year 2010 compared to approximately five months of depreciation expense in fiscal year 2009 as the rig was placed into service during late April 2009.

Depreciation expense for all of our other rigs remained relatively consistent with fiscal year 2009.

General and administrative. General and administrative expenses for fiscal year 2010 increased approximately 28% compared to fiscal year 2009 primarily due to rising personnel costs resulting, in part, from various expenses related to the transition of executive leadership, wage increases and increased annual bonus and share-based compensation costs during fiscal year 2010. Interest expense and interest income has remained relatively consistent during fiscal years 2010 and 2009.

Income Taxes. As a result of working in foreign jurisdictions, we earned a high level of operating income in certain nontaxable and deemed profit tax jurisdictions, which significantly reduced our effective tax rate for fiscal years 2010 and 2009 when compared to the United States statutory rate.

However, during fiscal year 2010, our low effective tax rate was partially offset by the recording of a $16.5 million valuation allowance on deferred tax assets related to our United States net operating loss carryforwards (“NOLs”) which primarily accounts for the increase in our effective tax rate to 20% during fiscal year 2010 compared to 15% in fiscal year 2009. Even though the NOLs do not commence expiring until 2025, due to the current uncertainties in the United States offshore drilling market, including uncertainties resulting from the Macondo incident, we cannot be assured that sufficient future United States taxable income will be generated in order to utilize these NOLs and related deferred tax assets. In addition, if any future NOLs or related deferred tax assets are generated, we expect to provide a full valuation allowance on such assets until we are sufficiently assured of their utilization.

Liquidity and Capital Resources

Capital expenditures totaled $515 million for fiscal year 2011. During fiscal year 2011, capital expenditures and working capital needs were funded by cash flows from operations of approximately $340 million and borrowings under our credit facility of $290 million, with the resulting excess increasing our cash and cash equivalents to $295 million as of September 30, 2011. Cash flows from operations of $340 million increased $34 million as compared to approximately $306 million for the prior fiscal year, primarily due to the increase in net income over prior fiscal year and a decrease of accounts receivable attributable to improved collection efforts and more timely payments from our customers.

Although our cash and cash equivalents have increased to $295 million as of September 30, 2011 from $181 million as of September 30, 2010, our working capital has only increased to $302 million from $267 million for the same fiscal year end periods primarily due to a $76 million increase in accounts payable as of September 30, 2011 which includes accrued but unpaid invoices related to the ongoing construction of the Atwood Condor.

To date, general inflationary trends have not had a material effect on our operating revenues or expenses.

Revolving Credit Facility

As of September 30, 2011, we had $520 million of outstanding borrowings under our five-year $750 million senior secured revolving credit facility, which we entered into in May 2011, for a total debt to capitalization ratio of 24%. As of December 31, 2011, no additional funds had been borrowed subsequent to September 30, 2011. We intend to use the net proceeds from this offering to repay outstanding borrowings under the credit facility. Our subsidiary, Atwood Offshore Worldwide Limited (“AOWL”), is the borrower under the credit facility, and we and certain of our other subsidiaries are guarantors under the facility. Borrowings under the credit facility bear interest at the Eurodollar rate plus a margin of 2.50% (approximately 2.8% per annum at September 30, 2011). Certain borrowings effectively bear interest at a fixed rate due to our interest rate swaps. The credit facility also provides for the issuance, when required, of standby letters of credit. The credit facility has a commitment fee of 1.0% per annum on the unused portion of the underlying commitment. The credit facility includes an “accordion” feature which, if exercised by us, allows for the increase of the total commitments thereunder to $1.1 billion.

The credit facility contains various financial covenants that impose a maximum leverage ratio of 4.0 to 1.0, a debt to capitalization ratio of 0.5 to 1.0, a minimum interest expense coverage ratio of 3.0 to 1.0 and a minimum collateral maintenance of 150% of the aggregate amount outstanding under the credit facility. In addition, the credit facility contains limitations on our and certain of our subsidiaries’ ability to incur liens; merge, consolidate or sell substantially all assets; pay dividends (including restrictions on AOWL’s ability to pay dividends to us); incur additional indebtedness; make advances, investments or loans; and transact with affiliates. The credit facility also contains customary events of default, including but not limited to delinquent payments, bankruptcy filings, material adverse judgments, guarantees or security documents not being in full effect, non-compliance with the Employee Retirement Income Security Act of 1974, cross-defaults under other debt agreements, or a change of control. The credit facility is secured primarily by first preferred mortgages on six of our active drilling units (the Atwood Aurora, the Atwood Beacon, the Atwood Eagle, the Atwood Falcon, the Atwood Hunter, and the Atwood Osprey), as well as liens on the equity interests of our subsidiaries that own, directly or indirectly, such drilling units. In addition, if we exercise the accordion feature and increase the total commitments, the credit facility requires that we provide a first preferred mortgage on the Atwood Condor, as well as a lien on the equity interests of our subsidiaries that own, directly or indirectly, the Atwood Condor. We were in compliance with all financial covenants under the credit facility at September 30, 2011.

Prior to the execution of our new credit facility, we had a five year $300 million credit facility executed in October 2007 and a five year $280 million credit facility executed in November 2008. Both of these credit facilities were retired in May 2011 with borrowings under our new facility.

2012 Capital Budget

We estimate that our total capital expenditures for fiscal year 2012 will be approximately $775 million, substantially all of which is contractually committed. These capital expenditures are expected to be funded with existing cash balances on hand, cash flows from operations and additional borrowings under our credit facility. We expect to end fiscal year 2012 with outstanding long-term debt between $725 million and $775 million. As of September 30, 2011, we had expended approximately $650 million on our five drilling units under construction at such time. In October 2011, we exercised an option to construct a second ultra-deepwater drillship, the Atwood

Achiever, at the DSME shipyard in South Korea. The Atwood Achiever is expected to be delivered by June 2014 at a total cost, including project management, drilling, handling tools and spares, of approximately $600 million. The expected remaining costs for our six drilling units under construction are as follows (in millions):

Fiscal 2012	Fiscal 2013	Fiscal 2014	Fiscal 2015	Total
$705	$360	$815	$—	$1,880

We believe that we will be able to fund primarily all of our additional construction costs with cash on hand, the net proceeds from the offering, cash flow from operations and borrowings under our credit facility.

Other

From time to time, we may seek possible expansion and acquisition opportunities relating to our business, which may include the construction or acquisition of rigs or other businesses in addition to those described in this prospectus. Such determinations will depend on market conditions and opportunities existing at that time, including with respect to the market for drilling contracts and day rates and the relative costs associated with such expansions or acquisitions. The timing, success or terms of any such efforts and the associated capital commitments are not currently known. In addition to cash on hand, cash flow from operations and borrowings under our revolving credit facility, we may seek to access the capital markets to fund such opportunities. Our ability to access the capital markets depends on a number of factors, including, among others, our credit rating, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry. In addition, we continually review the possibility of disposing of assets that we do not consider core to our long-term business plan.

In addition, in the future, we may seek to redeploy our assets to more active regions if we have the opportunity to do so on attractive terms. We frequently bid for or negotiate with customers regarding multi-year contracts that could require significant capital expenditures and mobilization costs. We expect to fund these opportunities primarily with cash on hand, cash flow from operations and borrowings under our revolving credit facility.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements as that term is defined in Item 303(a)(4)(ii) of Regulation S-K.

Commitments and Contractual Obligations

The following table summarizes our obligations and commitments (in thousands) as of September 30, 2011:

	Fiscal Year 2012	Fiscal Year 2013	Fiscal Year 2014	Fiscal Year 2015	Fiscal Year 2016 and thereafter	Total
Debt(1)	$6,150	$6,150	$6,150	$—	$520,000	$538,450
Insurance Note Payable(2)	5,461	—	—	—	—	5,461
Purchase Commitments(3)	506,000	333,000	315,000	—	—	1,154,000
Operating Leases(4)	1,484	1,280	1,258	290	—	4,312

	$519,095	$340,430	$322,408	$290	$520,000	$1,702,223

(1)	Amounts include loans outstanding under our senior secured revolving credit facility and the known fixed interest payments under the credit facility.
(2)	Includes amounts owed in connection with financing of certain of our annual insurance premiums.
(3)	Does not include commitments related to the Atwood Achiever, as the construction contract for this rig was executed subsequent to September 30, 2011.

(4)	We enter into operating leases in the normal course of business. Some lease agreements provide us with the option to renew the leases. Our future operating lease payments would change if we exercised these renewal options and if we entered into additional operating lease agreements.

Critical Accounting Policies

Significant accounting policies are included in Note 2 to our Consolidated Financial Statements for the fiscal year ended September 30, 2011. These policies, along with the underlying assumptions and judgments made by management in their application, have a significant impact on our consolidated financial statements. We identify our most critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and results of operations, and that require the most difficult, subjective and/or complex judgments by management regarding estimates about matters that are inherently uncertain. Our most critical accounting policies are those related to revenue recognition, property and equipment, impairment of assets, income taxes, and employee stock-based compensation.

Revenue Recognition

We account for contract drilling revenue in accordance with the terms of the underlying drilling contract. These contracts generally provide that revenue is earned and recognized on a daily rate (i.e. “day rate”) basis, and day rates are typically earned for a particular level of service over the life of a contract. Day rate contracts can be performed for a specified period of time or the time required to drill a specified well or number of wells. Revenues from day rate drilling operations, which are classified under contract drilling services, are recognized on a per day basis as services are performed assuming collectability is reasonably assured.

Deferred fees and costs

Fees received prior to the commencement of the drilling contract as compensation for the cost of relocating drilling rigs from one major operating area to another, equipment and upgrade costs reimbursed by the customer, as well as receipt of advance billings of day rates are recognized as earned on a straight-line method over the expected term of the related drilling contract, as are the day rates associated with such contracts. However, fees received upon termination of a drilling contract are generally recognized as earned during the period termination occurs as the termination fee is usually conditional based on the occurrence of an event as defined in the drilling contract, such as obtaining follow on work to the contract in progress or relocation beyond a certain distance when the contract is completed. In addition, we defer the mobilization costs relating to moving a drilling rig to a new area which are incurred prior to the commencement of the drilling contract and customer requested equipment purchases that will revert to the customer at the end of the applicable drilling contract. We amortize such costs on a straight-line basis over the life of the applicable drilling contract. Contract revenues and drilling costs are reported in the Consolidated Statements of Operations at their gross amounts.

Property and Equipment

Property and equipment is stated at cost, reduced by provisions to recognize economic impairment in value whenever events or changes in circumstances indicate an asset’s carrying value may not be recoverable. At September 30, 2011, the carrying value of our property and equipment totaled approximately $1.9 billion, which represents approximately 79% of our total assets. The carrying value reflects the application of our property and equipment accounting policies, which incorporate estimates, assumptions and judgments by management relative to the useful lives and salvage values of our units. Once rigs and related equipment are placed in service, they are depreciated on the straight-line method over their estimated useful lives, with depreciation discontinued only during the period when a drilling unit is out of service while undergoing a significant upgrade that extends its useful life. The estimated useful lives of our drilling units and related equipment can range from three years to 35 years and our salvage values are generally based on 5% of capitalized costs. Any future increases in our estimates of useful lives or salvage values will have the effect of decreasing future depreciation expense in any one year while spreading the expense out to later years. Any future decreases in our useful lives or salvage values will have the effect of accelerating future depreciation expense.

We evaluate the carrying value of our property and equipment when events or changes in circumstances indicate that the carrying value of such assets may be impaired. In evaluating the need for impairment, we utilize a number of methodologies in the evaluation of our rigs including both a market-based and a modified income-based approach based on potential cash flows. An impairment loss on our property and equipment exists when both the market-based approach and the estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the asset’s carrying value. Asset impairment evaluations are, by nature, highly subjective. Operations of our drilling equipment are subject to the offshore drilling requirements of oil and natural gas exploration and production companies and agencies of foreign governments. These requirements are, in turn, subject to fluctuations in government policies, world demand and price for petroleum products, proved reserves in relation to such demand and the extent to which such demand can be met from onshore sources. The critical estimates which result from these dynamics include projected utilization, day rates, and operating expenses, each of which impacts our estimated future cash flows. Over the last ten years, our equipment utilization rate has averaged approximately 94%; however, if a drilling unit incurs significant idle time or receives day rates below operating costs, its carrying value could become impaired.

The estimates, assumptions and judgments used by management in the application of our property and equipment and asset impairment policies reflect both historical experience and expectations regarding future industry conditions and operations. The use of different estimates, assumptions and judgments, especially those involving the useful lives of our rigs and vessels and expectations regarding future industry conditions and operations, would likely result in materially different carrying values of assets and results of operations.

Income Taxes

We conduct operations and earn income in numerous foreign countries and are subject to the laws of taxing jurisdictions within those countries, as well as United States federal and state tax laws. At September 30, 2011, we have an approximate $9.8 million net deferred income tax liability. This balance reflects the application of our income tax accounting policies in accordance with Accounting Standards Codification (“ASC”) 740. Such accounting policies incorporate estimates, assumptions and judgments by management relative to the interpretation of applicable tax laws, the application of accounting standards, and future levels of taxable income. The estimates, assumptions and judgments used by management in connection with accounting for income taxes reflect both historical experience and expectations regarding future industry conditions and operations. Changes in these estimates, assumptions and judgments could result in materially different provisions for deferred and current income taxes.

We account for uncertain tax positions in accordance with ASC 740. ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or to be taken on a tax return. The income tax laws and regulations are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our tax positions that can materially affect amounts recognized in our consolidated balance sheets and statements of income.

Employee Share-based Compensation

We account for share-based compensation in accordance with ASC 718. Under ASC 718, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant). In addition, share-based compensation cost recognized includes compensation cost for unvested share-based awards as of October 1, 2005.

Recently Issued Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”), issued Accounting Standards Update (“ASU”) 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income,” which amends the presentation requirements for comprehensive income and requires that all non-owner changes in stockholders; equity be presented either as a single continuous statement of comprehensive income or in two separate but consecutive statements. Additionally, the update requires presentation of reclassification adjustments on the face of the financial statement. The update is effective for interim and annual periods beginning after December 15, 2011, with early adoption permitted. We adopted the amendments in this update on June 30, 2011 with no material impact on our consolidated financial statements or disclosures in our financial statements.

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”. The amendment clarifies existing fair value measurement and disclosure requirements, amends certain fair value measurement principles and requires additional disclosures about fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. We will adopt the accounting standards effective January 1, 2012. We do not expect that our adoption will have a material effect on our financial statements or disclosures in our financial statements.

In April 2010, the FASB issued ASU 2010-13, “Compensation—Stock Compensation” (Topic 718). The amendment provides updated guidance on the classification of a share-based payment award as either equity or a liability. The objective of this update is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. We adopted the amendments in this update on October 1, 2010, with no material impact on our financial statements or disclosures in our financial statements.

Disclosures about Market Risk

We are exposed to market risk, including adverse changes in interest rates and foreign currency exchange rates as discussed below.

Interest Rate Risk

The provisions of our credit facility provide for a variable interest rate cost on the $520 million outstanding as of September 30, 2011. However, we employ an interest rate risk management strategy that utilizes derivative instruments with respect to $200 million as of September 30, 2011 in order to minimize or eliminate unanticipated fluctuations in earnings and cash flows arising from changes in, and volatility of, interest rates. Effectively, only $320 million of our long-term debt outstanding is subject to changes in interest rates. Thus, a 10% change in the interest rate on the floating rate debt would have an immaterial impact on our annual earnings and cash flows. See Note 6 of the notes to our Consolidated Financial Statements included in this prospectus for a description of our interest rate swaps.

Foreign Currency Risk

As a multinational company, we conduct business in numerous foreign countries. Our functional currency is the U.S. dollar, which is consistent with industry’s practice. Certain of our subsidiaries have monetary assets and liabilities that are denominated in a currency other than our functional currency. Based on September 30, 2011 amounts, a decrease in the value of 10% in foreign currencies relative to the U.S. dollar would have an immaterial effect to our annual earnings and cash flows. We did not have any open derivative contracts relating to foreign currencies at September 30, 2011.

BUSINESS

General

We are an international offshore drilling contractor engaged in the drilling and completion of exploratory and developmental oil and natural gas wells. We currently own a diversified fleet of 10 mobile offshore drilling units located in the Australia, Southeast Asia, West Africa, the Mediterranean Sea, South America and the U.S. Gulf of Mexico, and are constructing an ultra-deepwater semisubmersible, two ultra-deepwater drillships, and three high-specification jack ups for delivery in 2012 through 2014. We were founded in 1968 and are headquartered in Houston, Texas with other offices in Australia, Egypt, South Korea, Malaysia, Singapore and the United Kingdom.

During our 43 year history, the majority of our drilling units have operated outside of United States waters, and we have conducted drilling operations in most of the major offshore exploration areas of the world. Approximately 97% or more of our contract revenues were derived from foreign operations in each of the prior three fiscal years. We support our operations from our U.S. headquarters, located in Houston, Texas, and offices currently located in Australia, Malaysia, Singapore and the United Kingdom.

We report our offshore contract drilling operation as a single reportable segment: Offshore Contract Drilling Services. The mobile offshore drilling units and related equipment comprising our offshore rig fleet operate in a single, global market for contract drilling services and are often redeployed globally due to changing demands of our customers, which consist largely of major integrated oil and natural gas companies and independent oil and natural gas companies.

The following table presents our actively marketed rig fleet as of December 31, 2011, all of which are wholly owned:

Rig Name	Rig Type	Water Depth Rating (feet)	Year Constructed/ Upgraded
Atwood Osprey	Semisubmersible	8,200	2011
Atwood Eagle	Semisubmersible	5,000	2002*
Atwood Falcon	Semisubmersible	5,000	2006*
Atwood Hunter	Semisubmersible	5,000	2001*
Atwood Aurora	Jack-up	350	2009
Atwood Beacon	Jack-up	400	2003
Vicksburg	Jack-up	300	1998*

*	Denotes year of substantial upgrade.

In addition to the above drilling units, we are in the process of constructing six additional drilling units. The following table presents our current build projects as of December 31, 2011:

Rig Name	Rig Type	Water Depth Rating (feet)	Shipyard	Expected Delivery Date	Expected Cost (in millions)
Atwood Advantage	Drillship	12,000	Daewoo Shipbuilding and Marine Engineering Co., Ltd. (“DSME”)	September 30, 2013	$600
Atwood Achiever	Drillship	12,000	DSME	June 30, 2014	600
Atwood Condor	Semisubmersible	10,000	Jurong Shipyard Pte. Ltd.	June 30, 2012	750
Atwood Mako	Jack-up	400	PPL Shipyard PTE LTD (“PPE”)	September 30, 2012	190
Atwood Manta	Jack-up	400	PPE	December 31, 2012	190
Atwood Orca	Jack-up	400	PPE	June 30, 2013	190

As of September 30, 2011, we had approximately $1.2 billion of estimated capital commitments primarily related to the construction of our five new drilling units under construction at that time. In October 2011, we entered into a turnkey construction contract with DSME to construct a second ultra-deepwater drillship to be named the Atwood Achiever at the DSME yard in South Korea. The Atwood Achiever is expected to be constructed for a total cost of approximately $600 million and is scheduled for delivery by June 30, 2014. The Atwood Achiever will be substantially identical to the previously ordered Atwood Advantage and will be a DP-3 dynamically-positioned, dual derrick ultra-deepwater drillship rated to operate in water depths up to 12,000 feet and drill to a depth of 40,000 feet.

Maintaining high equipment utilization and revenue efficiency through industry cycles is a significant factor in generating cash flow to satisfy current and future obligations and has been one of our primary performance initiatives. We had an average utilization rate of 95% for our fiscal year ended September 30, 2011 for our seven in-service rigs, and our utilization rate has averaged over 90% during the past 10 fiscal years. As of December 31, 2011, our seven actively marketed rigs have approximately 92% and 44% of our available rig days contracted for fiscal years 2012 and 2013, respectively. Our contract backlog at December 31, 2011 was approximately $1.7 billion, representing an approximate 42% increase compared to our contract backlog of $1.2 billion at September 30, 2010. See “Risk Factors—Risks Related to Our Business—Our current backlog of contract drilling revenue may not be ultimately realized” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Market Outlook—Contract Backlog.” In addition to our active rigs and our new builds under construction, we have three rigs that are currently cold-stacked and are not actively marketed, the Atwood Southern Cross, Richmond and Seahawk.

Offshore Drilling Equipment

Each type of drilling rig is uniquely designed for different purposes and applications, for operations in different water depths, bottom conditions, environments and geographical areas, and for different drilling and operating requirements. We classify rigs with the ability to operate in greater than 5,000 feet of water as deepwater rigs and rigs with the ability to operate in a greater than 7,500 feet of water as ultra-deepwater rigs. The following descriptions of the various types of drilling rigs we own or are constructing illustrate the diversified range of applications of our rig fleet.

Ultra-Deepwater Drillships

Drillships are generally self-propelled vessels, shaped like conventional ships, and are the most mobile of the major rig types. Our high-specification drillships currently under construction are dynamically positioned, which allows them to maintain position without anchors through the use of their onboard propulsion and station-keeping systems. Drillships typically have greater load capacity than semisubmersible rigs, which enables them to carry more supplies on board, often making them better suited for drilling in remote locations where resupply is more difficult. Drillships are often referred to as floating rigs or floaters.

Semisubmersible Rigs

Each semisubmersible drilling unit has two hulls, the lower of which is capable of being flooded. Drilling equipment is mounted on the main hull. After the drilling unit is towed to location, the lower hull is flooded, lowering the entire drilling unit to its operating draft, and the drilling unit is either anchored in place (conventionally moored drilling unit) or maintains position without anchors through the use of onboard propulsion and station-keeping systems (dynamically positioned drilling unit). On completion of operations, the lower hull is deballasted, raising the entire drilling unit to its towing draft. This type of drilling unit is designed to operate in greater water depths than bottom supported drilling rigs and in more severe sea conditions than other types of drilling units. Semisubmersible rigs are also often referred to as floating rigs or floaters.

Jack-up Drilling Rigs

A jack-up drilling rig contains all of the drilling equipment on a single hull designed to be towed to a well site. Once on location, legs are lowered to the sea floor and the unit is raised out of the water by jacking the hull up the legs.

Semisubmersible Tender Assist Rigs

Semisubmersible tender assist rigs operate like semisubmersible rigs except that their drilling equipment is temporarily installed on permanently constructed offshore support platforms. Semisubmersible tender assist rigs provide crew accommodations, storage facilities and other support for drilling operations.

Submersible Drilling Rigs

The submersible drilling rig we own has two hulls, the lower being a mat, which is capable of being flooded. Drilling equipment and crew accommodations are located on the main hull. After the drilling unit is towed to its location, the lower hull is flooded, lowering the entire unit to its operating draft at which it rests on the sea floor. On completion of operations, the lower hull is deballasted, raising the entire unit to its towing draft. This type of drilling unit is designed to operate in shallow water depths ranging from nine to 70 feet and can operate in moderately severe sea conditions.

Industry Trends

Our industry is subject to intense price competition and volatility. Periods of high demand and higher day rates are often followed by periods of low demand and lower day rates. Offshore drilling contractors can build new drilling rigs, mobilize rigs from one region of the world to another, “idle” or scrap rigs (taking them out of service) or reactivate idled rigs in order to adjust the supply of existing equipment in various markets to meet demand. The market is typically driven by global hydrocarbon demand growth and changes in actual or anticipated oil and natural gas prices. Generally, sustained high energy prices translate into increased exploration and production spending by oil and natural gas companies, which in turn results in increased drilling activity and demand for equipment like ours.

Our customers are increasingly demanding newer, higher specification drilling rigs to perform contract drilling services. This trend is commonly referred to as the bifurcation of the drilling fleet. Bifurcation is occurring in both the jack-up and floater rig classes and is evidenced by the higher specification drilling rigs operating at generally higher overall utilization levels and day rates than the lower specification or standard drilling rigs. The lower specification segment is also experiencing a significant number of rigs being either warm- or cold-stacked.

Floating drilling rigs are outfitted with highly sophisticated subsea well control equipment. The number of original equipment manufacturer (“OEM”) vendors manufacturing and servicing this equipment is limited and their ability to service the drilling industry on a timely basis is becoming challenging. These elongated delivery times are being driven by the recent significant increase in the number of rigs under construction, and related demand for new BOPs and the post-Macondo requirement by the Notice to Lessees 05 issued by the Bureau of Ocean Energy Management (“BOEM”) requiring that only OEM vendors service and/or recertify BOPs and other well control equipment.

The offshore drilling markets where we currently operate, including Southeast Asia, West Africa, Australia and South America, are rich in hydrocarbon deposits and thus offer the potential for high rig utilization over the long-term. In addition, deepwater drilling activity in the U.S. Gulf of Mexico is beginning to return to pre-Macondo levels, as evidenced by the number of drilling permits approved in recent months. Current market activity reflects a volatile but modestly improving global macro environment with a degree of risk from European sovereign debt issues that could result in certain European and other countries experiencing slower growth or recession in the future.

Although Brent crude oil prices remain volatile as evidenced by a trading range between $82 and $124 per barrel during the fiscal year ended September 30, 2011, prices have averaged $105 per barrel during that period. At these oil price levels, we expect improving utilization rates across all rig sub-segments into 2012 with increased emphasis on the ultra-deepwater floater market.

Drilling Contracts

We obtain the contracts under which we operate our units either through individual negotiation with customers or by submitting proposals in competition with other contractors. Our contracts vary in their terms and rates depending on the nature of the operation to be performed, the duration of the work, the amount and type of equipment and services provided, the geographic areas involved, market conditions and other variables. The initial term of contracts for our units has ranged from the length of time necessary to drill one well to several years. It is not unusual for contracts to contain renewal provisions, which in time of weak market conditions are usually at the option of the customer, and in strong market conditions are usually mutually agreeable.

Generally, contracts for drilling services specify a basic rate of compensation computed on a day rate basis. Contracts generally provide for a reduced day rate payable when operations are interrupted by equipment failure and subsequent repairs, field moves, adverse weather conditions or other factors beyond our control. Some contracts also provide for revision of the specified day rates in the event of material changes in certain items of cost. Any period during which a rig is not earning a full operating day rate because of the above conditions or because the rig is idle and not on contract will have an adverse effect on operating profits. An over-supply of drilling rigs in any market area can adversely affect our ability to employ our drilling units in these market areas.

For long moves of drilling equipment, we may obtain from our customers either a lump sum or a day rate as mobilization compensation for expenses incurred during the period in transit. In a weaker market environment, we may not fully recover our relocation costs due to the relative supply of and demand for available rigs and current day rate pricing trends. However, in a stronger market environment, we are generally able to obtain full reimbursement of relocation costs plus a day rate as mobilization compensation. We can give no assurance that we will receive full or partial recovery of any future relocation costs beyond that for which we have already contracted.

Certain of our contracts may be cancelled upon specified notice at the option of the customer and such cancellations may not require our customer to fully compensate us for the loss of the contract. Contracts also customarily provide for either automatic termination or termination at the option of the customer in the event of total loss of the drilling rig, if a rig is not timely delivered to the customer, if a rig does not pass acceptance testing within the period specified in the contract, if drilling operations are suspended for extended periods of time by reason of excessive rig downtime for repairs, or other specified conditions, including force majeure or failure to meet minimum performance criteria. Early termination of a contract may result in a rig being idle for an extended period of time. Not all of our contracts require the customer to fully compensate us for the loss of the contract.

Operation of our drilling equipment is subject to the offshore drilling requirements of petroleum exploration companies and agencies of local or foreign governments. These requirements are, in turn, subject to changes in government policies, world demand and prices for petroleum products, proved reserves in relation to such demand and the extent to which such demand can be met from onshore sources.

The majority of our contracts are denominated in U.S. dollars, but occasionally a portion of a contract is payable in local currency. To the extent there is a local currency component in a contract, we attempt to match revenue in the local currency to operating costs paid in the local currency such as local labor, shore base expenses, and local taxes, if any.

Our drilling contracts provide for varying levels of indemnification from our customers and in most cases may require us to indemnify our customers. Under offshore drilling contracts, liability with respect to personnel and property is customarily assigned on a “knock-for-knock” basis, which means that we and our customers assume liability for our respective personnel and property. However, in certain cases we may have liability for damage to our customer’s property and other third-party property on the rig. Our customers typically assume responsibility for and indemnify us from any loss or liability resulting from pollution or contamination, including clean-up and removal and third-party damages, arising from operations under the contract and originating below the surface of the water, including as a result of blow-outs or cratering of the well. In some drilling contracts, however, we may have liability for third-party damages resulting from such pollution or contamination caused by our gross negligence, or, in some cases, ordinary negligence, subject to negotiated caps. We generally indemnify the customer for legal and financial consequences of spills of industrial waste and other liquids originating from our rigs or equipment above the surface of the water.

Insurance and Risk Management

Our operations are subject to the usual hazards associated with the drilling of oil and natural gas wells, such as blowouts, explosions and fires. In addition, our equipment is subject to various risks particular to our industry which we seek to mitigate by maintaining insurance. These risks include, among others, leg damage to jack-ups during positioning, capsizing, grounding, collision and damage from severe weather conditions. Any of these risks could result in damage or destruction of drilling rigs and oil and natural gas wells, personal injury and property damage, suspension of operations or environmental damage through oil spillage or extensive, uncontrolled fires. Therefore, in addition to general business insurance policies, we maintain the following insurance relating to our rigs and rig operations: hull and machinery, protection and indemnity, mortgagee’s interest, cargo, war risks, casualty and liability including excess liability, and in certain instances, loss of hire, among others. Our casualty and liability insurance policies are subject to self-insured deductibles. With respect to hull and machinery we generally maintain a deductible of $5 million per occurrence. For general and marine third-party liabilities we generally maintain a $1 million per occurrence deductible on personal injury liability for crew claims. Our rigs are insured at values ranging from book value for the cold stacked rigs to estimated market value for the high-specification jack-ups and floaters.

As a result of significant losses incurred by the insurance industry due to offshore drilling rig accidents, such as the April 2010 Macondo incident in the U.S. Gulf of Mexico, damages from hurricanes such as Hurricane

Ike in 2008, and other events, we have experienced increases in premiums for certain types of insurance coverage. Although we believe that we are adequately insured against normal and foreseeable risks in our operations in accordance with industry standards, such insurance may not be adequate to protect us against liability from all consequences of well disasters, marine perils, extensive fire damage, damage to the environment or disruption due to terrorism. To date, we have not experienced difficulty in obtaining insurance coverage, although we can provide no assurance as to the future availability of such insurance or the cost thereof. The occurrence of a significant event against which we are not adequately insured could have a material adverse effect on our financial position. See “Risk Factors—Risks Related to our Business—Operating hazards increase our risk of liability; we may not be able to fully insure against all of these risks.”

Customers

During fiscal year 2011, we performed operations for 10 customers. Because of the relatively limited number of customers for which we can operate at any given time, revenues from three different customers amounted to 10% or more of our revenues in fiscal year 2011 as indicated below:

Customer	Percentage of Revenues
Chevron Australia	31%
Sarawak Shell Bhd.	22%
Kosmos Energy Ghana Inc.	21%

Our business operations are subject to the risks associated with a business having a limited number of customers for our products or services, and the loss of, or a decrease in the drilling programs of, these customers may adversely affect our revenues and, therefore, our results of operations and cash flows.

Competition

The offshore drilling industry is very competitive, with no single offshore drilling contractor being dominant. We compete with a number of offshore drilling contractors for work, which varies by job requirements and location. Many of our competitors are substantially larger than we are and possess appreciably greater financial and other resources and assets than we do. Our competitors include, among others, the six members of our self-determined peer group, which includes Diamond Offshore Drilling, Inc., Transocean Ltd., Rowan Companies, Inc., Ensco plc, Noble Corporation and Seadrill Limited.

Technical capability, location, rig availability and price competition are generally the most important factors in the offshore drilling industry; however, when there is high worldwide utilization of equipment, rig availability and suitability become more important factors in securing contracts than price. Other competitive factors include work force experience, efficiency, condition of equipment, safety performance, reputation and customer relations. We believe that we compete favorably with respect to these factors.

International Operations

During our history, we have operated in most of the major offshore exploration areas of the world. Approximately 97% or more of our contract revenues were derived from foreign operations in each of the prior three fiscal years. Because of our experience in a number of geographic areas and the mobility of our equipment, we believe we are not dependent upon any one area of operation.

For information about risk associated with our foreign operations, see “Risk Factors—Risks Related to our Business—Our international operations may involve risks not generally associated with domestic operations” and “—A change in tax laws in any country in which we operate could result in higher tax expense.”

Employees

As of November 8, 2011, we had approximately 1,300 personnel engaged, including through labor contractors or agencies. In connection with our foreign drilling operations, we are often required by the host country to hire substantial portions of our work force in that country and, in some cases, these employees are represented by foreign unions. To date, we have experienced little difficulty in complying with such requirements, and our drilling operations have not been significantly interrupted by strikes or work stoppages. Our success depends to a significant extent upon the efforts and abilities of our executive officers and other key management personnel. There is no assurance that these individuals will continue in such capacity for any particular period of time.

Environmental Regulation

Our operations are subject to a variety of U.S. and foreign environmental regulations. We monitor environmental regulation in each country in which we operate and, while we have experienced an increase in general environmental regulation, we do not believe compliance with such regulations will have a material adverse effect upon our business or results of operations. Past environmental issues, such as the Macondo incident, have led to higher drilling costs, a more difficult and lengthy drilling and well maintenance permitting process and, in general, have adversely affected decisions of oil and natural gas companies to drill in these areas. In the United States, regulations applicable to our operations include regulations controlling the discharge of materials into the environment, requiring removal and cleanup of materials that may harm the environment, or otherwise relating to the protection of the environment. Laws and regulations protecting the environment have become more stringent, and may in some cases impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Some of these laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts which were in compliance with all applicable laws at the time they were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our financial position, results of operations or cash flows. We believe all of our rigs satisfy current environmental requirements and certifications, if any, required to operate in the jurisdictions where they currently operate, but can give no assurance that in the future they will satisfy new environmental requirements or certifications, if any, or that the costs to satisfy such requirements or certifications, if any, would not materially affect our financial condition and operating results. As a result of the Macondo incident, there is pending legislation which, if enacted, would likely affect liability limits under existing U.S. environmental laws and regulations. If and when such proposed legislation is enacted, we will be able to better assess its impact on us. The description below of U.S. environmental laws and regulations is based upon those currently in effect.

The U.S. Federal Water Pollution Control Act of 1972 (the “Clean Water Act”) prohibits the discharge of specified substances into the navigable waters of the United States without a permit. The regulations implementing the Clean Water Act require permits to be obtained by an operator before specified exploration activities occur. Offshore facilities must also prepare plans addressing spill prevention control and countermeasures. Violations of monitoring, reporting and permitting requirements can result in the imposition of administrative, civil and criminal penalties.

The U.S. Oil Pollution Act of 1990 (“OPA”), and related regulations impose a variety of requirements on “responsible parties” related to the prevention of oil spills and liability for damages resulting from such spills. Few defenses exist to the strict liability imposed by OPA, and the liability could be substantial. Failure to comply with ongoing requirements or inadequate cooperation in the event of a spill could subject a responsible party to civil or criminal enforcement action. OPA assigns joint and several, strict liability, without regard to fault, to each liable party for all containment and oil removal costs and a variety of public and private damages including, but not limited to, the costs of responding to a release of oil, natural resource damages, and economic damages suffered by persons adversely affect by an oil spill.

The U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), also known as the “Superfund” law, imposes liability without regard to fault or the legality of the original conduct on some classes of persons that are considered to have contributed to the release of a “hazardous substance” into the environment. Such persons include the owner or operator of a facility where a release occurred and companies that disposed of or arranged for the transport or disposal of the hazardous substances found at a particular site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liabilities for the cost of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is also not uncommon for third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We generate materials in the course of our operations that may be regulated as hazardous substances.

Other Governmental Regulation

Our operations are subject to various international conventions, laws and regulations in the countries in which we operate, including laws and regulations relating to the importation of and operation of drilling units, currency conversions and repatriation, oil and natural gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel, environmental protection, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of drilling units and other equipment. Governments in some foreign countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and natural gas and other aspects of the oil and natural gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and natural gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.

On October 17, 2011, we announced that one of our subsidiaries was awarded a drilling services contract by Hess Corporation for work in the U.S. Gulf of Mexico for the Atwood Condor. Our U.S. operations will be subject to various U.S. laws and regulations, including the new drilling safety rules and workplace safety rules set forth by the BOEM and the Bureau of Safety and Environmental Enforcement (“BSEE”), which are designed to improve drilling safety by strengthening requirements for safety equipment, well control systems, and blowout prevention practices on offshore oil and natural gas operations, and improve workplace safety by reducing the risk of human error. Implementation of new BOEM or BSEE guidelines or regulations may subject us to increased costs or limit the operational capabilities of our rigs and could materially and adversely affect our operations and financial condition. Please see “Risk Factors—Risks Related to our Business—Government regulation and environmental risks could reduce our business opportunities and increase our costs.”

We believe we are in compliance in all material respects with the health, safety and other regulations affecting the operation of our rigs and the drilling of oil and natural gas wells in the jurisdictions in which we operate. Historically, we have made significant capital expenditures and incurred additional expenses to ensure that our equipment complies with applicable local and international health and safety regulations. Although such expenditures may be required to comply with these governmental laws and regulations, such compliance has not, to date, materially adversely affected our earnings, cash flows or competitive position.

MANAGEMENT

Name	Age	Position(s) with the Company

Robert J. Saltiel	48	President and Chief Executive Officer

Mark L. Mey	48	Senior Vice President and Chief Financial Officer

Glen P. Kelley	63	Senior Vice President, Marketing and Business Development

Arthur M. Polhamus	57	Vice President, Operations

Walter A. Baker	50	Vice President, General Counsel and Corporate Secretary

Michael A. Campbell	42	Vice President, Controller

Luis A. Jimenez	61	Vice President, Human Resources

Barry M. Smith	52	Vice President, Technical Services

Mark W. Smith	41	Vice President, Corporate Services

Deborah A. Beck	64	Director

George S. Dotson	71	Director

Jack E. Golden	63	Director

Hans Helmerich	53	Director

James R. Montague	64	Director

Phil D. Wedemeyer	62	Director

Robert J. Saltiel has served as the Company’s President and Chief Executive Officer since December 2009 and was first elected to the Board of Directors in February 2010. Mr. Saltiel has more than 25 years of experience in the oil and gas industry, having served in a variety of leadership roles focused on general management, operations, marketing and strategic planning. Prior to joining the Company, Mr. Saltiel was Executive Vice President and Chief Operating Officer for Transocean Ltd. and from July 2003 to December 2009 served in various other executive roles at Transocean Ltd., including Executive Vice President, Performance and Senior Vice President of Transocean’s North and South America Unit, which covered the U.S. Gulf of Mexico, Canada, Trinidad and Brazil.

Mark L. Mey has served as Senior Vice President and Chief Financial Officer of the Company since August 2010. Mr. Mey brings to the Company more than 20 years of experience in the energy and financial services industries. Prior to joining the Company, Mr. Mey served as Senior Vice President, Chief Financial Officer and a director of Scorpion Offshore Ltd., a publicly-traded offshore drilling contractor, from August 2005 until it was acquired in July 2010. Prior to 2005, he held various senior financial and other roles in the drilling and financial services industries.

Glen P. Kelley has served as the Company’s Senior Vice President, Marketing and Business Development since March 2010. Previously, Mr. Kelly served the Company as Senior Vice President—Marketing and Administration from December 2004 to March 2010, Vice President—Contracts and Administration from October 1988 to December 2004, and Manager of Operations Administration from January 1983 until October 1988.

Arthur M. Polhamus has served as the Company’s Vice President, Operations since February 2011. Prior to joining the Company, Mr. Polhamus spent nearly 16 years at Transocean Ltd. in positions of increasing general management and operations responsibility involving both domestic and international offshore drilling operations. Mr. Polhamus served Transocean as Managing Director of the West Africa South Division from January 2009 to January 2011 prior to which he served as Division Manager of the North American Division from December 2006 to December 2008.

Walter A. Baker has served as Vice President, General Counsel and Corporate Secretary of the Company since February 2011. Mr. Baker brings over 25 years of legal experience to the Company, including over 17 years of experience in the offshore drilling industry. Prior to joining the Company, Mr. Baker served as Vice President, General Counsel of Frontier Drilling, Inc., an offshore drilling contractor, from March 2010 until it was acquired in July 2010. Previously, he worked for approximately 15 years in the legal department of Transocean, Ltd. and its predecessor entities, GlobalSantaFe Corporation and Global Marine Inc., most recently as Associate General Counsel from November 2007 until December 2009.

Michael A. Campbell has served as the Company’s Vice President, Controller since January 2009. From January 2006 to January 2009, Mr. Campbell served as General Manager of Financial Services. He joined the Company in March 2001 in the position of Controller.

Luis A. Jimenez has served as the Company’s Vice President, Human Resources since December 2010. Mr. Jimenez has more than 20 years of experience in the development and execution of human resources policies and programs. Previously, Mr. Jimenez served the Company as Director, Human Resources from September 2007 to December 2010 and Director, Compensation and Benefits from March 2007 to September 2007. Prior to joining the Company in March 2007, he served as Director, Compensation & Benefits at The Shaw Group, Inc. from March 2005 to March 2007 and Director, Compensation, Benefits & HRIS at De Lage Landen Financial Services, a leading provider of asset based financing from September 2003 to March 2005. Previously, Mr. Jimenez held various human resources roles at Halliburton Company, including Director Global Compensation and Benefits.

Barry M. Smith has served as the Company’s Vice President, Technical Services since June 2008. From January 2008 to June 2008, Mr. Smith served as General Manager of Technical Services of the Company, prior to which he served as Manager of Maintenance since he joined the Company in June 2006. Prior to joining the Company, Mr. Smith worked for 20 years at Transocean, Ltd., the last 10 years of which he served as Corporate Maintenance Manager.

Mark W. Smith has served as Vice President, Corporate Services of the Company since August 2011. Mr. Smith has over 17 years of experience in the financial, consulting and energy industries. From February 2008 to August 2011, Mr. Smith served as the head of the Internal Audit Department of the Company. Prior to joining the Company, he was a partner at Calvetti, Ferguson & Wagner P.C., a Houston-based accounting firm from April 2006 to February 2009, assisting public companies with Sarbanes-Oxley 404 compliance, internal audit outsourcing and process improvement, prior to which Mr. Smith spent more than 10 years at major accounting and consulting firms, including PricewaterhouseCoopers LLP and Arthur Andersen.

Deborah A. Beck has served on the Board of Directors since February 2003. Ms. Beck served as Executive Vice President Planning and Technology and a member of the Management Committee of the Northwestern Mutual Life Insurance Company from 2000 until her retirement in 2006. Ms. Beck joined Northwestern Mutual in 1975 and during her tenure served in various executive capacities, including Senior Vice President-Insurance Operations, Vice President—New Business, and Vice-President of Policy Benefits and Assistant General Counsel. Northwestern Mutual is a leading direct provider of individual life insurance and offers insurance products, investment products and advisory services. Ms. Beck also serves as a director of West Bend Mutual Insurance Company, a private property and casualty insurance company.

George S. Dotson has served on the Board of Directors since February 1988. Mr. Dotson served as an advisor to Helmerich & Payne, Inc. from March 2006 to March 2009 and was a Director from March 1989 to March 2007. He served as Vice President Drilling of Helmerich & Payne, Inc. and President of Helmerich & Payne International Drilling Co. from 1977 until his retirement in 2006. Helmerich & Payne, Inc. is a publicly-traded energy-oriented company primarily engaged in contract drilling of oil and gas wells both in the United States and internationally.

Jack E. Golden has served on the Board of Directors since September 2009. Dr. Golden is managing partner of Edgewater Energy LLC, a Texas based oil and gas company. Previously, Dr. Golden was employed by BP p.l.c. from 1982 through his retirement in 2005, where he served in various executive capacities including Group Vice President—Exploration and Production. As Group Vice President—Exploration and Production, he directed significant portions of BP’s global exploration and production operations. Dr. Golden also serves a director of Cobalt International Energy, Inc., a publicly-traded independent exploration and production company.

Hans Helmerich has served on the Board of Directors since February 1989. Mr. Helmerich is the President and Chief Executive Officer, as well as a director, of Helmerich & Payne, Inc., a publicly-traded energy-oriented company primarily engaged in contract drilling of oil and gas wells both in the United States and internationally, positions he has held for over 20 years. Mr. Helmerich also serves as a director of Cimarex Energy Co., a publicly-traded energy exploration and production company, and as a trustee of the Northwestern Mutual Life Insurance Company.

James R. Montague has served on the Board of Directors since June 2006. Mr. Montague served as President of Encana Gulf of Mexico, Inc., a subsidiary of Encana Corporation which is involved in oil and gas exploration and production, from December 2001 to until his retirement in October 2002. Previously, Mr. Montague served as President of two subsidiaries of International Paper Company, IP Petroleum Company, an oil and gas exploration and production company, and GCO Minerals Company, which manages International Paper Company’s mineral holdings from 1996 to June 2001. Mr. Montague is a director of Penn Virginia Resource Partners, L.P., a publicly-traded limited partnership which owns and manages coal and natural resource properties and related assets and owns and operates midstream natural gas gathering and processing businesses, and Magellan Midstream Partners, L.P., a publicly-traded limited partnership engaged in the transportation, storage and distribution of refined petroleum products, and also serves the non-executive Chairman of the Board of Directors of Davis Petroleum Company, a private company.

Phil D. Wedemeyer has served on the Board of Directors since October 2011. In July 2011, Mr. Wedemeyer retired as a partner from Grant Thornton LLP, an international accounting firm, where he had served since August 2007. From May 2003 to August 2007, Mr. Wedemeyer served with the Public Company Accounting Oversight Board (“PCAOB”), including serving as the Director, Office of Research and Analysis, from August 2005 to July 2007 and Deputy Director, Division of Registration and Inspection, from March 2004 to August 2005. Prior to his service on the PCAOB, Mr. Wedemeyer spent more than 30 years at Arthur Andersen, SC, an international accounting firm, including over 20 years as a partner. Mr. Wedemeyer is a licensed Certified Public Accountant.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the terms “the Company,” “us,” “our” or “we” refer only to Atwood Oceanics, Inc. and not to any of its Subsidiaries. The term “notes” refers to the Company’s notes being offered hereby.

The Company will issue the notes under an indenture to be dated as of                     , 2012 (the “Base Indenture”), as supplemented by a supplemental indenture establishing the terms of the notes (together, as such may be amended, supplemented or otherwise modified from time to time, the “Indenture”) between itself and Wells Fargo Bank, National Association, as trustee. The terms of the notes will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is a summary of the material provisions of the Indenture and the notes. Because this description is only a summary, we urge you to read the Indenture because it, and not this description, defines your rights as holders of the notes. We have filed a copy of the Base Indenture as an exhibit to the registration statement which includes this prospectus.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

Brief Description of the Notes and Future Note Guarantees

The Notes

The notes will be:

•	general unsecured obligations of the Company;

•	equal in right of payment with all existing and future unsecured senior Indebtedness of the Company; and

•	senior in right of payment to any future subordinated Indebtedness of the Company.

However, the notes will be effectively subordinated to any secured Indebtedness of the Company, including all Indebtedness under the Credit Agreement (which is secured by certain offshore drilling rigs and other assets of the Company and its Subsidiaries) to the extent of the value of the assets securing such Indebtedness. In addition, the notes will be structurally subordinated to all Indebtedness and other liabilities of our Subsidiaries that do not guarantee the notes (other than Indebtedness and other liabilities owed to the Company). Initially, none of our Subsidiaries will guarantee the notes. See “Risk Factors—The notes will be our senior unsecured obligations and, except in certain limited instances, will not be guaranteed by any of our subsidiaries. As such, the notes will be effectively subordinated to any of our secured debt, including our existing and any future debt under our credit facility, and the debt of our subsidiaries. Furthermore, as a holding company, we depend on cash we obtain from our subsidiaries to meet our debt service obligations.”

Future Note Guarantees

The notes will not be guaranteed as of the Issue Date by any of our Subsidiaries. Although there currently are no Guarantors, covenants described below may require a Subsidiary in the future to guarantee the payment obligations under the notes simultaneously with its guarantee of our other Indebtedness (except Indebtedness under the Credit Agreement). See “—Certain Covenants—Limitation on Issuances of Guarantees of Indebtedness.”

Each guarantee of the notes, if any, will be:

•	a general unsecured obligation of the Guarantor;

•	equal in right of payment with all existing and future unsecured senior Indebtedness of that Guarantor;

•	effectively subordinated to any secured Indebtedness of that Guarantor, to the extent of the value of the assets of that Guarantor securing such Indebtedness;

•	effectively subordinated to all Indebtedness and other liabilities of any subsidiaries of that Guarantor that do not guarantee the notes (other than Indebtedness owed to that Guarantor); and

•	senior in right of payment to any future subordinated Indebtedness of that Guarantor.

Our operations are conducted through our Subsidiaries and, therefore, the Company depends on the cash flow of its Subsidiaries to meet its obligations, including its obligations under the notes. Our Subsidiaries, all of whom currently are non-guarantors, generated all of our consolidated operating revenues for fiscal year 2011 and held all of our consolidated assets as of September 30, 2011. The notes will be effectively subordinated in right of payment to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company’s non-guarantor Subsidiaries. Any right of the Company to receive assets of any of its non-guarantor Subsidiaries upon the Subsidiary’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary’s creditors, except to the extent that the Company is itself recognized as a creditor of the Subsidiary, in which case the claims of the Company would still be subordinate in right of payment to any Indebtedness of the Subsidiary senior to that held by the Company and any secured Indebtedness of the Subsidiary to the extent of the value of the assets securing such Indebtedness. As of September 30, 2011, after giving effect to the issuance of the notes and the application of the net proceeds as described under “Use of Proceeds,” the Company’s non-guarantor Subsidiaries would have had approximately $         million of Indebtedness and $202.6 million of trade payables and other liabilities outstanding. See “Risk Factors—The notes will be our senior unsecured obligations and, except in certain limited instances, will not be guaranteed by any of our subsidiaries. As such, the notes will be effectively subordinated to any of our secured debt, including our existing and any future debt under our credit facility, and the debt of our subsidiaries. Furthermore, as a holding company, we depend on cash we obtain from our subsidiaries to meet our debt service obligations.”

As of the Issue Date, all of our Subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture. Our Unrestricted Subsidiaries will not, either as of the Issue Date or in the future, guarantee the notes.

Principal, Maturity and Interest

The Company will issue $         million in aggregate principal amount of notes in this offering. The Company may issue additional notes under the Indenture from time to time after this offering. Any issuance of additional notes is subject to all of the covenants in the Indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to the notes refer to the notes initially issued and any additional notes subsequently issued. The Company will issue notes in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The notes will mature on                     , 2020.

Interest on the notes will accrue at the rate of     % per annum and will be payable semi-annually in arrears on              and             , commencing on                     , 2020. Interest on overdue principal, interest and Additional Amounts, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the notes. The Company will make each interest payment to the holders of record on the              and              immediately preceding the applicable interest payment date.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Payment of Additional Amounts

All payments made by us under or with respect to the notes will be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, assessment, or other governmental charge of whatever nature imposed, levied, collected, withheld or assessed (including any penalties and interest related thereto) (“Taxes”) unless the withholding or deduction of such Taxes is then required by law. In the event that the Company is succeeded by a Successor Company in a Permitted Foreign Jurisdiction as permitted by the covenant described below under “—Merger, Consolidation or Sale of Assets” and if any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of (1) any jurisdiction in which we (which, for purposes of this discussion, refers to our Successor Company) or any Guarantor, are then incorporated, engaged in business, organized or otherwise resident or treated as resident for tax purposes or any political subdivision thereof or therein or (2) any jurisdiction from or through which payment is made by or on behalf of us (including, without limitation, the jurisdiction of any paying agent) (each of (1) and (2), a “Tax Jurisdiction”), will at any time be required to be made from any payments made under or with respect to the notes, including, without limitation, payments of principal, redemption price, purchase price, interest or premium, we will pay such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by each holder or beneficial owner of notes after such withholding, deduction or imposition (including any such withholding, deduction or imposition from such Additional Amounts) will equal the respective amounts that would have been received in respect of such payments in the absence of such withholding or deduction; provided, however, that no Additional Amounts will be payable with respect to:

1.	any Taxes to the extent such Taxes would not have been imposed but for the holder or the beneficial owner of the notes being a citizen or resident or national of, or incorporated in, the relevant Tax Jurisdiction in which such Taxes are imposed or having any other present or former connection with the relevant Tax Jurisdiction other than the mere acquisition, holding, exercise or enforcement of rights, or receipt of payment in respect of the notes;

2.	any Taxes to the extent such Taxes are imposed or withheld as a result of the failure of the holder of the note or beneficial owner of the notes to comply, to the extent such holder is legally entitled, with any reasonable written request, made by us or any Guarantor to that holder or beneficial owner in writing at least 90 days before any such withholding or deduction would be payable, to provide information concerning the nationality, residence or identity of such holder or beneficial owner or to make any valid and timely declaration or similar claim or satisfy any certification information or other reporting requirement, which is required or imposed by a statute, treaty, regulation or administrative practice of the relevant Tax Jurisdiction as a precondition to any exemption from or reduction in all or part of such Taxes;

3.	any Taxes to the extent such Taxes were imposed as a result of the presentation of a note for payment (where presentation is required) more than 30 days after the relevant payment is first made available for payment to the holder (except to the extent that the holder would have been entitled to Additional Amounts had the note been presented on the last day of such 30 day period);

4.	any estate, inheritance, gift, sale, personal property or similar Taxes;

5.	any Taxes payable other than by deduction or withholding from payments under, or with respect to, the notes; or

6.	any combination of items (1) through (5) above.

We also will not pay any Additional Amounts to any holder who is a fiduciary or partnership or other than the sole beneficial owner of the note to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof, would not have been entitled to the payment of such Additional Amounts had such beneficiary, settlor, member or beneficial owner been the holder of the note.

In addition to the foregoing, if the Company is succeeded by a Successor Company in a Permitted Foreign Jurisdiction as permitted by the covenant described below under “—Merger, Consolidation or Sale of Assets,” we or a Guarantor, as applicable, will also pay and indemnify the holder for any present or future stamp, issue, registration, value added, court or documentary Taxes, or any other excise or property taxes, charges or similar levies (including penalties, interest and any other reasonable expenses related thereto) or Taxes which are levied by any Tax Jurisdiction on the execution, delivery, registration or enforcement of any of the notes, the indenture, any guarantee, or any other document or instrument referred to therein or the receipt of payments with respect thereto.

If we or any Guarantor become obligated to pay Additional Amounts with respect to any payment under or with respect to the notes or any guarantee, we or any Guarantor, as applicable, will deliver to the trustee on a date that is at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case we will notify the trustee promptly after such obligation arises (and in any event within five Business Days thereof)) an officers’ certificate stating the fact that Additional Amounts will be payable and the amount estimated to be so payable. The officers’ certificate must also set forth any other information reasonably necessary to enable the paying agents to pay Additional Amounts to holders on the relevant payment date. The trustee shall be entitled to rely solely on such officers’ certificate as conclusive proof that such payments are necessary. We or any Guarantor, as applicable, will provide the trustee with documentation reasonably satisfactory to the trustee evidencing the payment of Additional Amounts.

We or any Guarantor, as applicable, will make all withholdings and deductions required by law and will remit the full amount deducted or withheld to the relevant Tax authority in accordance with applicable law. Upon request, we or any Guarantor, as applicable, will provide to the trustee an official receipt or, if official receipts are not obtainable, other documentation reasonably satisfactory to the Trustee evidencing the payment of any Taxes so deducted or withheld and will attach to each official receipt or other documentation an officers’ certificate stating the amount of such Taxes paid per $1,000 principal amount of the notes then outstanding. Upon request, copies of those official receipts or other documentation, as the case may be, will be made available by the trustee to the holders of the notes.

Whenever in the Indenture, the notes, or in this “Description of Notes” there is mentioned, in any context, the payment of amounts based upon the principal amount of the notes or of principal, interest or of any other amount payable under, or with respect to, any of the notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The above obligations will survive termination, defeasance or discharge of the Indenture, any transfer by a holder or beneficial owner of its notes and will apply mutatis mutandis to any jurisdiction in which any successor person to us or any Guarantor is incorporated, engaged in business or resident for tax purposes or any jurisdiction from or through which such person makes any payment on the notes (or any note guarantee) and any department or political subdivision thereof or therein.

Redemption for Changes in Taxes

The Company may redeem the notes, in whole but not in part, at its discretion at any time upon giving not less than 30 nor more than 60 days’ prior notice to the holders of the notes (which notice will be irrevocable and given in accordance with the procedures described in “—Selection and Notice”), at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date fixed by us for redemption (a “Tax Redemption Date”) and all Additional Amounts, if any, then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise (subject to the rights of holders of the notes on the relevant record date to receive interest due on the relevant interest payment date and Additional Amounts, if any, in respect thereof), if on the next date on which any amount would be payable in respect of the notes, the Company is or would be required to pay Additional Amounts, and the Company cannot avoid any such payment obligation by taking reasonable measures available (including, for the avoidance of doubt, the appointment of a new paying agent), and the requirement arises as a result of:

1.	any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the relevant Tax Jurisdiction (as defined above) affecting taxation, which change or amendment has not been publicly announced before and which becomes effective on or after the date on which the Tax Jurisdiction imposing the relevant withholding or deduction became the applicable Tax Jurisdiction under the indenture; or

2.	any change in, or amendment to, the existing official position regarding the application, administration or interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction or a change in published practice), which change, amendment, application or interpretation has not been publicly announced before and becomes effective on or after the date on which the Tax Jurisdiction imposing the relevant withholding or deduction became the applicable Tax Jurisdiction under the Indenture).

In the case of Additional Amounts required to be paid as a result of our conducting business other than in the place of our organization, such amendment or change must be announced and become effective on or after the date in which we begin to conduct business giving rise to the relevant withholding or deduction.

We will not give any such notice of redemption earlier than 60 days prior to the earliest date on which we would be obligated to make such payment or withholding if a payment in respect of the notes were then due, and at the time such notice is given, the obligation to pay Additional Amounts must remain in effect. Prior to the publication or, where relevant, mailing of any notice of redemption of the notes pursuant to the foregoing, we will deliver to the trustee an opinion of independent tax counsel, the choice of such counsel to be subject to the prior written approval of the trustee (such approval not to be unreasonably withheld) to the effect that there has been such change or amendment which would entitle us to redeem the notes hereunder. In addition, before we publish or mail notice of redemption of the notes as described above, we will deliver to the trustee an officers’ certificate to the effect that we cannot avoid our obligation to pay Additional Amounts by taking reasonable measures available to us.

The trustee will accept, and will be entitled to rely solely on, such officers’ certificate and opinion of counsel as conclusive proof of the existence and satisfaction of the conditions precedent as described in the immediately preceding paragraph, in which event such satisfaction of the conditions precedent will be conclusive and binding on the holders.

For the avoidance of doubt, the implementation of European Council Directive 2003/48/EC on any other directive implementing the conclusions of the ECOFIN Council meeting of 26 and 27 November 2000 on the taxation of savings income or any law implementing or complying with or introduced in order to conform to, such directive will not be a change or amendment for such purposes.

Methods of Receiving Payments on the Notes

All payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Company, at its option, elects to make interest payments by wire transfer for notes held in book-entry form or by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the Indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. No service charge will be imposed by the Company, the trustee or the registrar for any registration of transfer or exchange of notes, but holders will be required to pay all taxes due on transfer. The Company will not be required to transfer or exchange any note selected for redemption. Also, the Company will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Future Note Guarantees

The notes will not be guaranteed as of the Issue Date by any of our Subsidiaries. Under the circumstances described under “—Certain Covenants—Limitation on Issuances of Guarantees of Indebtedness,” our payment obligations under the notes may in the future be jointly and severally guaranteed by certain or all of our existing or future Subsidiaries as Guarantors. These Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law, although this limitation may not be effective to prevent the Note Guarantee from being voidable as a fraudulent conveyance. See “Risk Factors—Any guarantees of the notes by our subsidiaries could be deemed fraudulent conveyances under certain circumstances, and a court may subordinate or void the subsidiary guarantees.”

A Guarantor may not sell or otherwise dispose of, in one or more related transactions, all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Company or another Guarantor, unless:

(1)	immediately after giving effect to such transaction, or series of related transactions, no Default or Event of Default exists; and

(2)	either:

(a)	the Person acquiring the assets in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) unconditionally assumes, pursuant to a supplemental indenture satisfactory to the trustee, all the obligations of that Guarantor under its Note Guarantee and the Indenture; or

(b)	the Net Proceeds of such sale or other disposition are applied in accordance with the “Asset Sales” provisions of the Indenture.

See “—Repurchase at the Option of Holders—Asset Sales.”

Optional Redemption

The notes are redeemable at the Company’s option as described below. In addition, the Company may acquire the notes by means other than a redemption, whether pursuant to a tender offer, open market purchase or otherwise, so long as such acquisition does not violate the terms of the Indenture.

At any time prior to                     , 2015, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the Indenture, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to     % of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to the date of redemption (subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date), with the net cash proceeds of one or more Equity Offerings by the Company; provided that:

(1)	at least 65% of the aggregate principal amount of notes originally issued under the Indenture (excluding notes held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2)	the redemption occurs within 90 days of the date of the closing of such Equity Offering.

At any time prior to                     , 2016, the Company may on any one or more occasions redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest, if any, to the date of redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. The Company will (a) determine the Treasury Rate at least one Business Day prior to the redemption date and (b) prior to such redemption date file with the trustee an officers’ certificate setting forth the Applicable Premium and the Treasury Rate and showing the calculation of each in reasonable detail.

On or after                     , 2016, the Company may on any one or more occasions redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, on the notes redeemed, to the applicable date of redemption, if redeemed during the twelve-month period beginning on              of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2016		%
2017		%
2018		%
2019 and thereafter	100.000%

Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes pursuant to an offer (a “Change of Control Offer”) on the terms set forth in the Indenture. In the Change of Control Offer, the Company will offer a payment in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to the date of repurchase (the “Change of Control Purchase Date”), subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Company will mail a notice to each holder describing briefly the transactions or events that constitute the Change of Control and offering to repurchase on the Change of Control Purchase Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, notes properly tendered and not withdrawn pursuant to the Change of Control Offer, pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those requirements, laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

Promptly following the expiration of the Change of Control Offer on the Change of Control Purchase Date, the Company will, to the extent lawful, accept for payment all notes or portions of notes properly tendered and not withdrawn pursuant to the Change of Control Offer and deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company. Payment of the Change of Control Payment for a note properly tendered and not withdrawn prior to the expiration of the Change of Control Offer is conditioned upon delivery of such note (together with necessary endorsements) to the paying agent (whether prior to, on or after the Change of Control Purchase Date), which delivery may be in book-entry form in accordance with the procedures of The Depository Trust Company (“DTC”) for notes issued in global form. The Change of Control Payment for such note will be made promptly following the later of the Business Day following the Change of Control Purchase Date or the time of delivery of such note.

The paying agent will promptly mail to each holder of notes properly tendered and not withdrawn the Change of Control Payment for such notes (or if all notes are then in global form, make such payment through the facilities of DTC), and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided, however, that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess of $2,000. The Company will publicly announce the results of the Change of Control Offer as soon as practicable after the Change of Control Purchase Date.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the Indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

In the event that not less than 90% of the aggregate principal amount of the then outstanding notes are properly tendered and not withdrawn under a Change of Control Offer and the Company purchases all of such notes, the Company will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following the Change of Control Purchase Date, to redeem all of the notes that remain outstanding following such purchase at a redemption price equal to the Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest on the notes that remain outstanding, to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The Change of Control purchase feature of the notes may, in certain circumstances, make more difficult or discourage a takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature, however, is not the result of management’s knowledge of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of consummation of such Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)	at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any liabilities, as shown on the Company’s most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated in right of payment to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation or indemnity agreement that releases the Company or such Restricted Subsidiary from or indemnifies the Company or such Restricted Subsidiary against further liability;

(b)	any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are, within 180 days after receipt thereof, converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion; and

(c)	any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

provided that in the case of any Asset Sale pursuant to a condemnation, seizure, appropriation or similar taking, including by deed in lieu of condemnation, or any actual or constructive total loss or an agreed or compromised total loss, such Asset Sale shall not be required to satisfy the requirements of clauses (1) and (2) above.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at its option to any combination of the following:

(1)	to permanently repay any Senior Debt, and if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly permanently reduce commitments with respect thereto;

(2)	to acquire all or substantially all of the assets of, or any Capital Stock of, another Person engaged in a Permitted Business, if, in the case of any such acquisition of Capital Stock, such Person is or becomes a Restricted Subsidiary of the Company after giving effect to such acquisition;

(3)	to make a capital expenditure; or

(4)	to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

The requirement of clause (2), (3) or (4) of the preceding paragraph shall be deemed to be satisfied with respect to any Asset Sale if, within 365 days after such Asset Sale, the Company (or the applicable Restricted

Subsidiary, as the case may be) shall have entered into a binding commitment with respect to an acquisition, expenditure or investment, in compliance with clause (2), (3) or (4), and that acquisition, expenditure or investment is substantially completed no later than (i) one year and three months after the date of such Asset Sale or (ii) with respect to Net Proceeds from any sale, conveyance or other disposition of a Specified Rig, one year and six months after the date of such Asset Sale.

Pending the final application of any Net Proceeds, the Company (or the applicable Restricted Subsidiary) may apply such Net Proceeds temporarily to reduce the Indebtedness outstanding under a revolving Credit Facility or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $50.0 million, within five days thereof, the Company will make an offer (an “Asset Sale Offer”) to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the Indenture with respect to offers to purchase, prepay or redeem with the proceeds of sales of assets to purchase, prepay or redeem the maximum principal amount of notes and such other pari passu Indebtedness (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith) that may be purchased, prepaid or redeemed out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase, prepayment or redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered in (or required to be prepaid or redeemed in connection with) such Asset Sale Offer exceeds the amount of Excess Proceeds, the Company will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis (except that any notes represented by a note in global form will be selected by such method as DTC or its nominee or successor may require or, where the nominee or successor is the trustee, a method that most nearly approximates pro rata selection as the trustee deems fair and appropriate), based on the amounts tendered or required to be prepaid or redeemed (with such adjustments as may be deemed appropriate by the Company so that only notes in denominations of $2,000, or an integral multiple of $1,000 in excess thereof, will be purchased). Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those requirements, laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

The Credit Agreement contains, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale. The exercise by the holders of notes of their right to require the Company to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on the Company or otherwise. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing notes pursuant to the Credit Agreement or any other debt agreement, the Company could seek the consent of the lenders under those agreements to the purchase of notes or could attempt to refinance the borrowings under those agreements. If the Company does not obtain a consent or repay those borrowings, the Company will remain prohibited from purchasing notes. In that case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the Indenture, which could, in turn, constitute a default under the other indebtedness. Finally, the Company’s ability to pay cash to the holders of notes upon a repurchase may be limited by the Company’s then existing financial resources. See

“Risk Factors—We may not be able to repurchase the notes with cash upon a change of control or in connection with an offer to repurchase the notes as a result of an asset sale or an excess cash flow offer as required by the indenture.”

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis (or, in the case of notes issued in global form as discussed under “—Book-Entry, Delivery and Form,” based on a method as DTC or its nominee or successor may require or, where the nominee or successor is the trustee, a method that most nearly approximates pro rata selection as the trustee deems fair and appropriate) unless otherwise required by law or applicable stock exchange or depositary requirements.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the Indenture. Notice of any redemption, including, without limitation, upon an Equity Offering, may, at the Company’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of a related Equity Offering.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

Changes in Covenants when Notes Rated Investment Grade

If on any date following the Issue Date:

(1)	the notes are rated either Baa3 or better by Moody’s or BBB- or better by S&P (or, if either such entity ceases to rate the notes for reasons outside of the control of the Company, the equivalent investment grade credit rating or better from any other “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act selected by the Company as a replacement agency); and

(2)	no Default or Event of Default shall have occurred and be continuing,

then, beginning on that day and continuing at all times thereafter regardless of any subsequent changes in the rating of the notes, the provisions of the Indenture described under the following captions in this prospectus supplement will no longer be applicable to the notes:

(1)	“—Repurchase at the Option of Holders—Asset Sales”;

(2)	“—Certain Covenants—Restricted Payments”;

(3)	“—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(4)	“—Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(5)	“—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries”;

(6)	“—Certain Covenants—Transactions with Affiliates”;

(7)	“—Certain Covenants—Business Activities”;

(8)	“—Certain Covenants—Payments for Consent”;

(9)	clause (2) of the covenant described below under the caption “—Certain Covenants—Reports”; and

(10)	clause (4) of the covenant described below under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets.”

There can be no assurance that the notes will ever achieve or maintain an investment grade rating.

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company and other than dividends or distributions payable to the Company or a Restricted Subsidiary of the Company);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

(3)	make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is contractually subordinated in right of payment to the notes or to any Note Guarantee (excluding (a) any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries, (b) the purchase, redemption, defeasance, repurchase or other acquisition of Indebtedness of the Company or any Guarantor that is contractually subordinated in right of payment to the notes or to any Note Guarantee purchased, redeemed, defeased or otherwise acquired in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year after the date of purchase, repurchase, redemption, defeasance or acquisition, and (c) any payment of principal at the Stated Maturity thereof); or

(4)	make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and immediately after giving effect to such Restricted Payment:

(a)	no Default (other than a Reporting Default) or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(b)	the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(c)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (9), (10) and (11) of the next succeeding paragraph), is less than the sum, without duplication, of:

(1)	50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) beginning on January 1, 2012 and ending on the last day of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(2)	100% of the aggregate net cash proceeds and the Fair Market Value of (i) marketable securities (other than marketable securities of the Company or a Subsidiary of the Company), (ii) Equity Interests of a Person (other than the Company or any Subsidiary of the Company) engaged primarily in a Permitted Business and (iii) other assets used or useful in a Permitted Business, in each case, received by the Company since the Issue Date (A) as a contribution to its common equity capital or from the issue or sale of Qualifying Equity Interests or (B) from the issue or sale of convertible or exchangeable Disqualified Stock of the Company or convertible or exchangeable debt securities of the Company, in each case that have been converted into or exchanged for Qualifying Equity Interests of the Company (other than net cash proceeds received from an issuance or sale of Qualifying Equity Interests, convertible or exchangeable Disqualified Stock or debt securities to a Subsidiary of the Company) or (C) upon the exercise of any options, warrants or rights to purchase Qualifying Equity Interests; plus

(3)	with respect to any Restricted Investments made by the Company or any of its Restricted Subsidiaries in any Person after the Issue Date:

(i)	in the case of the disposition or repayment of or return on any Restricted Investment, the amount equal to the lesser of (A) the initial amount of such Restricted Payment and (B) the cash amount (less any expenses incurred in connection with such transaction) and Fair Market Value of assets used or useful in a Permitted Business received by the Company or any Restricted Subsidiary; plus

(ii)	if, as a result of or in connection with such Restricted Investment, such Person (other than an Unrestricted Subsidiary) becomes a Restricted Subsidiary or is merged or consolidated with the Company or a Restricted Subsidiary, an amount equal to the amount included as a Restricted Payment pursuant to clause (c) above on account of the Company’s or any Restricted Subsidiary’s Investment in such Person prior to the time it became a Restricted Subsidiary or the time of such merger or consolidation; plus

(4)	the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company’s balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any such Indebtedness of the Company or its Restricted Subsidiaries convertible or exchangeable for Equity Interests (other than Disqualified Stock) of the Company (less the amount of any cash, or the Fair Market Value of any other property (other than such Equity Interests), distributed by the Company upon such conversion or exchange), together with the net proceeds, if any, received by the Company or any of its Restricted Subsidiaries upon such conversion or exchange (excluding the net cash proceeds from the conversion or exchange financed, directly or indirectly, using funds borrowed from the Company or any Subsidiary); plus

(5)	to the extent that any Unrestricted Subsidiary of the Company designated as such after the Issue Date is redesignated as a Restricted Subsidiary pursuant to the terms of the Indenture or is merged or consolidated with or into, or transfers or otherwise disposes of all or substantially all of its properties or assets to or is liquidated into, the Company or Restricted Subsidiary after the Issue Date, the lesser of (i) the Fair Market Value of the Restricted Investment made by the Company or any of its Restricted Subsidiaries in such Subsidiary (or the property or assets disposed of, as applicable) as of the date of such redesignation, merger, consolidation, transfer, disposition or liquidation and (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the Issue Date.

The preceding provisions will not prohibit:

(1)	the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the Indenture;

(2)	the making of any Restricted Payment in exchange for, or out of or with the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Company, with a sale or contribution being deemed substantially concurrent if such Restricted Payment occurs not more than 90 days after such sale or contribution; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will not be considered to be net proceeds of Qualifying Equity Interests for purposes of clause (c)(2) of the preceding paragraph and will not be considered to be net cash proceeds from an Equity Offering for purposes of the “Optional Redemption” provisions of the Indenture;

(3)	the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

(4)	the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of, or exchange for, Permitted Refinancing Indebtedness, with an incurrence of Permitted Refinancing Indebtedness being deemed substantially concurrent if such repurchase, redemption, defeasance, acquisition or retirement occurs not more than 90 days after such incurrence;

(5)	so long as no Default (other than a Reporting Default) or Event of Default has occurred and is continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officer, director or employee of the Company or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5.0 million in any calendar year (with any portion of such $5.0 million amount that is unused in any calendar year to be carried forward to successive calendar years and added to such amount) plus, to the extent not previously applied or included, (i) the net cash proceeds received by the Company or any of its Restricted Subsidiaries from sales of Equity Interests (other than Disqualified Stock) to employees or directors of the Company or its Restricted Subsidiaries that occur after the Issue Date (to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (c)(2) of the first paragraph of this covenant) and (ii) the net cash proceeds of key man life insurance policies received by the Company or any of its Restricted Subsidiaries after the Issue Date;

(6)	the purchase, redemption or other acquisition or retirement for value of Equity Interests deemed to occur upon the exercise or conversion of stock options, warrants, rights to acquire Equity Interests or other convertible securities, to the extent such Equity Interests represent a portion of the exercise or conversion price thereof;

(7)	the purchase, redemption or other acquisition or retirement for value of Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officers, directors or employees of the Company or any of its Restricted Subsidiaries in connection with the exercise or vesting of any equity compensation (including, without limitation, stock options, restricted stock and phantom stock) in order to satisfy any tax withholding obligation with respect to such exercise or vesting;

(8)

the purchase, redemption, defeasance or other acquisition or retirement of any Indebtedness that is contractually subordinated in right of payment to the notes or to any Note Guarantee (i) at a purchase price not greater than 101.0% of the principal amount of such Indebtedness in the event of a Change of Control in accordance with provisions similar to the covenant described under “—Repurchase at the Option of Holders—Change of Control” or (ii) at a purchase price not greater than 100.0% of the principal amount of such Indebtedness in the event of an Asset Sale in accordance with provisions similar to the covenant described under “—Repurchase at the Option of Holders—Asset Sales”; provided that, prior to or simultaneously with such purchase, redemption, defeasance or other acquisition or retirement, the Company

(or a third party to the extent permitted by the Indenture) has made the Change of Control Offer or Asset Sale Offer, as applicable, with respect to the Notes as a result of such Change of Control or Asset Sale, as applicable, and has completed the repurchase or redemption of all Notes validly tendered for payment and not withdrawn in connection with such Change of Control Offer or Asset Sale Offer, as applicable;

(9)	so long as no Event of Default has occurred and is continuing, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company or any preferred stock of any Restricted Subsidiary of the Company issued on or after the Issue Date in accordance with the Fixed Charge Coverage Ratio test described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(10)	payments of cash, dividends, distributions, advances or other Restricted Payments by the Company or any of its Restricted Subsidiaries to allow the payment of cash in lieu of the issuance of fractional shares upon (i) the exercise of options or warrants or (ii) the conversion or exchange of Capital Stock of any such Person; and

(11)	so long as no Event of Default has occurred and is continuing, other Restricted Payments in an aggregate amount not to exceed $50.0 million since the Issue Date.

For purposes of determining compliance with this “Restricted Payments” covenant, in the event that a Restricted Payment meets the criteria of more than one of the categories of Restricted Payments described in the preceding clauses (1)-(11) or as a Permitted Investment, the Company will be permitted to divide or classify (or later divide, classify or reclassify in whole or in part in its sole discretion) such Restricted Payment in any manner that complies with this covenant.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or any Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by, in the case of amounts under $75.0 million, by an officer of the Company and, in the case of amounts greater than or equal to $75.0 million, the Board of Directors of the Company whose resolution with respect thereto will be delivered to the trustee.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness or the issuance of any Disqualified Stock or any preferred securities described below (collectively, “Permitted Debt”):

(1)	the incurrence by the Company and any of its Restricted Subsidiaries of Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed the greater of (i) $1,100.0 million and (ii) the sum of $550.0 million and 25% of the Company’s Consolidated Tangible Assets;

(2)	the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence by the Company and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees to be issued on the Issue Date;

(4)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of the Company or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed the greater of (i) $75.0 million and (ii) 3% of the Company’s Consolidated Tangible Assets at any time outstanding;

(5)	the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge, in whole or in part, any Indebtedness (other than intercompany Indebtedness) or Disqualified Stock of the Company that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (10) or (13) of this paragraph;

(6)	the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(a)	if the Company or any Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of the Company or the applicable Note Guarantee, in the case of a Guarantor; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company or (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company will be deemed, in each case, to constitute an incurrence (as of the date of such issuance, sale or transfer) of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(b)	any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8)	the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business and not for speculative purposes;

(9)	the guarantee by the Company or any Restricted Subsidiary of the Company of Indebtedness of the Company or a Restricted Subsidiary of the Company, to the extent that the guaranteed Indebtedness was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee must be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10)	Permitted Acquisition Indebtedness;

(11)	Indebtedness in respect of workers’ compensation claims, public liability insurance, unemployment insurance, property, casualty or liability insurance, self-insurance obligations or completion, performance, bid performance, appeal or surety bonds in the ordinary course of business, including guarantees or obligations with respect to letters of credit supporting such workers’ compensation claims, public liability insurance, unemployment insurance, property, casualty or liability insurance, self-insurance obligations or completion, performance, bid performance, appeal or surety bonds;

(12)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course;

(13)	reimbursement obligations with respect to letters of credit issued in the ordinary course of business in support of trade obligations; provided that, upon the drawing of such letters of credit, such obligations are reimbursed within one year following such drawing or incurrence;

(14)	accounts payable or other obligations of the Company or any of its Restricted Subsidiaries to trade creditors created or assumed by the Company or such Restricted Subsidiary in the ordinary course of business in connection with the obtaining of goods and services; and

(15)	the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness or the issuance by the Company of Disqualified Stock or the issuance by any Restricted Subsidiary of preferred stock in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (15) not to exceed the greater of (i) $150.0 million and (ii) 7% of the Company’s Consolidated Tangible Assets determined as of the date of such incurrence or issuance.

The Company will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company solely by virtue of being unsecured or by virtue of being secured on a junior priority basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of Indebtedness or Disqualified Stock or preferred stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (15) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to divide and classify such item of Indebtedness, Disqualified Stock or preferred stock, as applicable, on the date of its incurrence, or later re-divide and reclassify all or a portion of such item of Indebtedness, Disqualified Stock or preferred stock, as applicable, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the Indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest or preferred stock dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on preferred stock or Disqualified Stock in the form of additional shares of the same class of preferred stock or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of preferred stock or Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued. Further, the reclassification of any lease or other liability of the Company or any of its Restricted Subsidiaries as Indebtedness due to a change of accounting principles after the Issue Date will not be deemed an incurrence of Indebtedness for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be utilized, calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values. The principal amount of any Permitted Refinancing Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Permitted Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Liens

The Company will not and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness upon any of its property or assets, now owned or hereafter acquired, unless all payments due under the Indenture and the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Any Lien on any property or assets of the Company or any of its Restricted Subsidiaries created for the benefit of the holders of the notes pursuant to the preceding paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged at such time as there are no other Liens of any kind (other than Permitted Liens) on such property or assets securing Indebtedness.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to:

(a)	pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

(b)	make loans or advances to the Company or any of its Restricted Subsidiaries; or

(c)	sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements (including agreements governing Existing Indebtedness and Credit Facilities) as in effect on the Issue Date and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date, as determined by the Company in its reasonable and good faith judgment;

(2)	the Indenture, the notes and the Note Guarantees;

(3)	agreements governing other Indebtedness permitted to be incurred under the provisions of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the restrictions therein are not materially more restrictive, taken as a whole, than those contained in (i) the Indenture, the notes and the Note Guarantees or (ii) agreements governing Indebtedness in effect on the Issue Date, in each case, as determined by the Company in its reasonable and good faith judgment;

(4)	applicable law, rule, regulation or order;

(5)	any agreement or instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(6)	customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(7)	purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (c) of the preceding paragraph;

(8)	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(9)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced, as determined by the Company in its reasonable and good faith judgment;

(10)	Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(11)	provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale and leaseback agreements, stock sale agreements and other similar agreements (including agreements entered into in connection with a Restricted Investment) entered (i) in the ordinary course of business or (ii) into with the approval of the Company’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(12)	restrictions on cash or other deposits or net worth imposed by customers or required by insurance, surety or bonding companies, in each case under contracts entered into in the ordinary course of business; and

(13)	encumbrances or restrictions with respect to property under a charter, lease or other agreement that has been entered into in the ordinary course for the employment, charter or other hire of such property.

Merger, Consolidation or Sale of Assets

The Company will not: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation), or (2) directly or indirectly sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	the resulting or surviving Person or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made (the “Successor Company”) is (a) an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia (and, if such entity is not a corporation, a co-obligor of the notes is a corporation organized or existing under any such laws) or (b) an entity organized or existing under the laws of a Permitted Foreign Jurisdiction;

(2)	the Successor Company (if other than the Company) assumes all the obligations of the Company under the notes and the Indenture pursuant to agreements reasonably satisfactory to the trustee;

(3)	immediately after such transaction, no Default or Event of Default exists;

(4)	the Successor Company would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, (i) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) have had a Fixed Charge Coverage Ratio greater than the actual Fixed Charge Coverage Ratio for the Company for such four-quarter period;

(5)	in the case of clause (1)(b) above, in the event that the Successor Company is organized in a jurisdiction that is different from the jurisdiction in which the obligor on the notes was organized immediately before giving effect to the transaction:

(a)	such Successor Company has delivered to the trustee an opinion of counsel satisfactory to the Trustee stating (i) that the obligations of such Successor Company under the Indenture are enforceable under the laws such Permitted Foreign Jurisdiction of its formation subject to customary exceptions and (ii) the holders of notes will not recognize any income, gain or loss for U.S. federal income tax purposes as a result of the transaction and except as may result from a change in the source of any interest income, will be subject to U.S. federal income tax on the same amount and at the same times as would have been the case if such transaction had not occurred;

(b)	such Successor Company has agreed in writing to submit to New York jurisdiction and appoints an agent for the service of process in New York, each under terms reasonably satisfactory to the trustee; and

(c)	the Company’s board of directors or the comparable governing body of the Successor Company determines in good faith that such transaction will not adversely affect the interests of the holders of notes in any material respect and a board resolution to that effect is delivered to the trustee; and

(6)	the Successor Company has delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or disposition and such supplemental indenture (if any) comply with the Indenture.

In addition, the Company will not, directly or indirectly, lease all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and its Restricted Subsidiaries. Clause (3) of the first paragraph of this covenant will not apply to any merger or consolidation of the Company with or into one of its Restricted Subsidiaries for any purpose other than for the purpose of reorganizing or reincorporating the Company in another jurisdiction. Clause (4) of the first paragraph of this covenant will not apply to any merger or consolidation of the Company (i) with or into one of its Restricted Subsidiaries for any purpose or (ii) with or into an Affiliate solely for the purpose of reorganizing or reincorporating the Company in another jurisdiction.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Upon any consolidation or merger or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the properties or assets of the Company in accordance with the first paragraph of this covenant in which the Company is not the surviving entity, the Successor Company shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such Successor Company had been named as the Company in the Indenture, and thereafter, the Company will be relieved of all obligations and covenants under the Indenture and the notes.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the properties or assets of a Person.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any properties or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $10.0 million, unless:

(1)	the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary in any material respect than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person or, if in the good faith judgment of the Company’s Board of Directors, no comparable transaction is available with which to compare such Affiliate Transaction, such Affiliate Transaction is otherwise fair to the Company or the relevant Restricted Subsidiary from a financial point of view; and

(2)	the Company delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million but no greater than $50.0 million, an officers’ certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, a resolution of the Board of Directors of the Company set forth in an officers’ certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors of the Company.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2)	transactions between or among the Company and/or its Restricted Subsidiaries;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)	payment of customary compensation to, and the provision of customary indemnity and other benefits on behalf of, officers, directors, employees or consultants of the Company or any of its Restricted Subsidiaries;

(5)	any issuance of Equity Interests (other than Disqualified Stock) of the Company to, or receipt of capital contributions from, Affiliates of the Company;

(6)	Permitted Investments and Restricted Payments that do not violate the provisions of the Indenture described above under the caption “—Restricted Payments”;

(7)	loans or advances to employees in the ordinary course of business not to exceed (i) $1.0 million to any individual employee and (ii) $2.5 million in the aggregate at any one time outstanding;

(8)	transactions between the Company or any of its Restricted Subsidiaries and any Person that would not otherwise constitute an Affiliate Transaction except for the fact that one director of such other Person is also a director of the Company or such Restricted Subsidiary, as applicable; provided that such director abstains from voting as a director of the Company or such Restricted Subsidiary, as applicable, on any matter involving such other Person;

(9)	any transaction in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the trustee a letter from an accounting, appraisal or investment banking firm of national standing stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or that such transaction meets the requirements of clause (1) of the preceding paragraph; and

(10)	transactions pursuant to agreements or arrangements in effect on the Issue Date, or any amendment, modification, or supplement thereto or replacement thereof, as long as such agreement or arrangement, as so amended, modified, supplemented or replaced is not more disadvantageous to the Company and the Restricted Subsidiaries, in any material respect, than the agreement or arrangement in existence on the Issue Date.

Business Activities

The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Designation of Restricted and Unrestricted Subsidiaries

At the time the notes are originally issued, all of the Subsidiaries of the Company will be Restricted Subsidiaries. The Board of Directors of the Company may designate any Restricted Subsidiary of the Company to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and (2) no Default or Event of Default would be in existence following such designation.

Limitation on Issuances of Guarantees of Indebtedness

The Company will not permit any of its existing or future Restricted Subsidiaries (other than Immaterial Subsidiaries), or any of its existing Restricted Subsidiaries that ceases to constitute an Immaterial Subsidiary, to Guarantee the payment of any other Indebtedness (other than Indebtedness and letters of credit under the Credit Agreement) of the Company unless such Restricted Subsidiary executes a supplemental indenture providing for the Guarantee of the payment of the notes by such Restricted Subsidiary, which Guarantee will be senior to or pari passu with such Restricted Subsidiary’s Guarantee of such other Indebtedness and delivers such supplemental indenture and an opinion of counsel satisfactory to the trustee within 20 Business Days after the date on which such Restricted Subsidiary guaranteed such other Indebtedness.

The Note Guarantee of a Guarantor will automatically and unconditionally be released:

(1)	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor by way of merger, consolidation or otherwise, to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the “Asset Sale” provisions of the Indenture;

(2)	in connection with any sale or other disposition of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the “Asset Sales” provisions of the Indenture and the Guarantor ceases to be a Subsidiary of the Company as a result of the sale or other disposition;

(3)	if the Company designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture;

(4)	upon legal defeasance, covenant defeasance or satisfaction and discharge of the Indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge”;

(5)	upon the liquidation or dissolution of such Guarantor provided no Default or Event of Default has occurred or is continuing;

(6)	upon the release or discharge of such Guarantor from the guarantee of Indebtedness that resulted in the obligation of such Guarantor to guarantee the notes (except as a result of payment under any such guarantee); or

(7)	upon such Guarantor consolidating with, merging into or transferring all of its assets to the Company or another Guarantor, and as a result of, or in connection with, such transaction such Guarantor dissolving or otherwise ceasing to exist.

The form of the Note Guarantee will be attached as an exhibit to the Indenture.

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, the Company will furnish to the trustee and, upon its prior request, to any holder of notes (or, to the extent permitted by the SEC, file with the SEC for public availability), within the time periods specified in the SEC’s rules and regulations, taking into account any extension of time, deemed filing date or safe harbor contemplated or provided for by Rule 12b-25, Rule 13a-11(c) and Rule 15d-11(c) under the Exchange Act or successor provisions:

(1)	all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file such reports, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

The Company will be deemed to have furnished such reports to the trustee and the holders of notes if it has filed such reports with the SEC using the EDGAR filing system and such reports are publicly available.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. The Company will at all times comply with TIA §314(a).

If, at any time, the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Company will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, and such Unrestricted Subsidiaries’ aggregate Specified Consolidated Tangible Assets as of the end of the most recently completed fiscal year exceeds an amount equal to 5% of the Company’s Consolidated Tangible Assets, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1)	default for 30 days in the payment when due of interest, if any, on the notes;

(2)	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

(3)	failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” or to consummate a purchase of notes when required pursuant to the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control” and “—Repurchase at the Option of Holders—Asset Sales”;

(4)	failure by the Company for 120 days after notice to the Company by the trustee or the holders of 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with the provisions described under the caption “—Reports”;

(5)	failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the Indenture (including the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control” and “—Repurchase at the Option of Holders—Asset Sale” to the extent not described in clause (3) above);

(6)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(a)	is caused by a failure to pay principal of, premium or interest, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50.0 million or more; provided, however, that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid and the notes have not been accelerated, such Event of Default shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(7)	failure by the Company or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $50.0 million (to the extent not covered by insurance by a reputable and creditworthy insurer as to which the insurer has not disclaimed coverage), which judgments are not paid, discharged or stayed, for a period of 60 days;

(8)	except as permitted by the Indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(9)	certain events of bankruptcy or insolvency described in the Indenture with respect to the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary of the Company.

In the case of an Event of Default described in clause (9) above, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal of, or premium, interest or Additional Amounts, if any, on, the notes.

Subject to the provisions of the Indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any holders of notes unless such holders have offered to the trustee security or indemnity satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, interest, if any, or Additional Amounts, if any, when due, no holder of a note may pursue any remedy with respect to the Indenture or the notes unless:

(1)	such holder has previously given the trustee written notice that an Event of Default is continuing;

(2)	holders of at least 25% in aggregate principal amount of the then outstanding notes make a written request to the trustee to pursue the remedy;

(3)	such holder or holders offer and, if requested, provide to the trustee security or indemnity satisfactory to the trustee against any loss, liability or expense;

(4)	the trustee does not comply with such request within 60 days after receipt of the request and the offer of security or indemnity; and

(5)	during such 60-day period, the holders of a majority in aggregate principal amount of the then outstanding notes do not give the trustee a direction inconsistent with such request.

The holders of a majority in aggregate principal amount of the then outstanding notes by written notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Indenture, if the rescission would not conflict with any judgment or decree, except a continuing Default or Event of Default in the payment of principal of, premium on, if any, interest, if any, or Additional Amounts, if any, on, the notes.

The Company is required to deliver to the trustee annually a statement regarding compliance with the Indenture. Upon any officer of the Company becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Shareholders

No director, officer, employee, incorporator or shareholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the notes, the Indenture or any Note Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may at any time, pursuant to a resolution of its Board of Directors set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of, and premium, interest or Additional Amounts, if any, on, such notes when such payments are due from the trust referred to below;

(2)	the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee under the Indenture, and the Company’s and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance and Covenant Defeasance provisions of the Indenture.

In addition, the Company may, pursuant to a resolution of its Board of Directors set forth in an officers’ certificate, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, all Events of Default described under “—Events of Default and Remedies” (except those relating to payments on the notes or bankruptcy, receivership, rehabilitation or insolvency events) will no longer constitute an Event of Default with respect to the notes.

If the Company exercises either its Legal Defeasance or Covenant Defeasance option, each Guarantor will be released and relieved of any obligation under its Note Guarantee.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable government securities, or a combination thereof, in amounts as will be sufficient, in the opinion (except in the case of cash) of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, premium, if any, on, and interest, if any, on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit (and any similar concurrent deposit relating to other Indebtedness), and the granting of Liens to secure such borrowings);

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture and the agreements governing any other Indebtedness being defeased, discharged or replaced) to which the Company or any of the Guarantors is a party or by which the Company or any of the Guarantors is bound;

(6)	the Company must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

(7)	the Company must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture or the notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the then outstanding notes (including, without limitation, additional notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the notes), and any existing Default or Event of Default or compliance with any provision of the Indenture or the notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, additional notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1)	reduce the percentage of principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce any premium payable upon redemption of any notes or change the date on which any notes are subject to redemption (other than the notice provisions) or waive any payment with respect to the redemption of the notes; provided, however, that, solely for the avoidance of doubt, and without any other implication, any purchase or repurchase of the notes (including pursuant to the provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”) shall not be deemed a redemption of the notes;

(3)	reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4)	waive a Default or Event of Default in the payment of principal of, or premium, interest or Additional Amounts, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or premium, interest or Additional Amounts, if any, on, the notes (other than waivers permitted by clause (7) below);

(7)	waive a redemption or repurchase payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8)	release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture; or

(9)	make any change in the preceding amendment, supplement and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, the Company, the Guarantors and the trustee may amend or supplement the Indenture, the notes or the Note Guarantees:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of the Company’s or a Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets, as applicable, in accordance with the covenant described under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4)	to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the Indenture of any holder, including, without limitation, to secure the notes or the Note Guarantees pursuant to the requirements of the covenants described above under the caption “Certain Covenants—Liens”;

(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6)	to conform the text of the Indenture, the notes or the Note Guarantees to any provision of this description of the notes to the extent that such provision in this description of the notes was intended to be a substantially verbatim recitation of a provision of the Indenture, the notes or the Note Guarantees, which intent may be evidenced by an officers’ certificate to that effect;

(7)	to provide for the issuance of additional notes in accordance with the limitations set forth in the Indenture as of the Issue Date;

(8)	to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes;

(9)	to add any additional Guarantor or to evidence the release of any Guarantor from its Note Guarantee, in each case as provided in the Indenture; or

(10)	to evidence or provide for the acceptance of appointment under the Indenture of a successor trustee.

The consent of the holders of the notes is not necessary under the Indenture to approve the particular form of any proposed amendment or waiver. It is sufficient if such consent approves the substance of the proposed amendment or waiver.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder (except as to rights of registration of transfer or exchange of notes, which shall survive until all notes have been canceled, and the rights, protections and immunities of the trustee), when:

(1)	either:

(a)	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

(b)	all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable government securities, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal of, premium, if any, on, and interest, if any, on, the notes to the date of maturity or redemption;

(2)	in respect of clause 1(b), no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and any similar deposit relating to other Indebtedness and, in each case, the granting of Liens to secure such borrowings) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound (other than with respect to the borrowing of funds to be applied concurrently to make the deposit required to effect such satisfaction and discharge and any similar concurrent deposit relating to other Indebtedness, and in each case the granting of Liens to secure such borrowings);

(3)	the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4)	the Company has delivered irrevocable instructions to the trustee under the Indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

Wells Fargo Bank, National Association will be the trustee under the indenture. The trustee and its affiliates may perform certain commercial and investment banking services for us from time to time, including with respect to our Credit Agreement, for which they receive customary fees. The indenture contains limitations on the right of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims, or to realize on certain property received for any such claim, as security or otherwise. The trustee and its affiliates are permitted to engage in other transactions with us. If, however, the trustee acquires any conflicting interest, it must eliminate that conflict or resign within 90 days after ascertaining that it has a conflicting interest and after the occurrence of a Default, unless the Default has been cured, waived or otherwise eliminated within the 90-day period.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default has occurred and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of notes, unless such holder has offered to the trustee security or indemnity satisfactory to it in its sole discretion against any loss, liability or expense.

Governing Law

The Indenture, the notes and the Subsidiary Guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry, Delivery and Form

The notes will initially be issued in the form of one or more permanent global notes in definitive, fully registered, book-entry form. The global notes will be deposited upon issuance with the trustee as custodian for DTC, and registered in the name of DTC or its nominee, for credit to an account of a direct or indirect participant in DTC as described below.

DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Company that, pursuant to procedures established by it:

(1)	upon deposit of the global notes, DTC will credit the accounts of the Participants designated by the underwriters with portions of the principal amount of the global notes; and

(2)	ownership of these interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the global notes).

Prospective purchasers are advised that the laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such Persons will be limited to such extent. In addition, because DTC can act only on behalf of its Participants, who in turn act on behalf of persons who hold interests through such Participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of the global notes, DTC or such nominee will be considered the sole holder under the Indenture of any notes evidenced by the global notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the Indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a Participant or an Indirect Participant, on the procedures of the Participant through which that holder owns its interest, to exercise any rights of a holder of notes under the Indenture or the global note. Neither the Company nor the trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the notes.

Payments in respect of the principal of, or premium, interest or Additional Amounts, if any, on, a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the trustee will treat the Persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, none of the Company, the trustee or any agent of the Company or the trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the global notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

Based on DTC’s current practice, we expect that upon receipt of any payment in respect of securities such as the notes (including principal and interest), DTC will credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Company. Neither the Company nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Certificated Notes

The Company will issue certificated notes in registered definitive form to each person that DTC identifies as the beneficial owner of the notes represented by the global notes upon surrender by DTC of the global notes if:

(1)	DTC notifies the Company that it (a) is unwilling or unable to continue as depositary for the global notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Company fails to appoint a successor depositary within 90 days of such notice;

(2)	the Company, at its option, notifies the trustee in writing that it elects to cause the issuance of the certificated notes; or

(3)	there has occurred and is continuing an Event of Default with respect to the notes, and DTC requests the issuance of certificated notes.

Neither the Company nor the trustee will be liable for any delay by DTC, its nominee or any Participant or Indirect Participant in identifying the beneficial owners of notes and the Company and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

Same Day Settlement

The notes represented by the global notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any certificated notes will also be settled in immediately available funds.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all defined terms used therein.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person, but excluding Indebtedness which is extinguished, retired or repaid in connection with such Person merging with or into or becoming a Subsidiary of such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1)	1.0% of the principal amount of the note; and

(2)	the excess of:

(a)	the present value at such redemption date of (i) the redemption price of the note at , 2016, (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”) plus (ii) all required interest payments due on the note through , 2016, (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of the note.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights by the Company or any of the Company’s Restricted Subsidiaries; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will not be an “Asset Sale,” but will be governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Indenture described above under “—Repurchase at the Option of the Holders—Asset Sales”; and

(2)	the issuance of Equity Interests by any of the Company’s Restricted Subsidiaries or the sale by the Company or any of the Company’s Restricted Subsidiaries of Equity Interests in any of the Company’s Restricted Subsidiaries (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary).

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $20.0 million;

(2)	the sale, lease, conveyance or other disposition of assets between or among the Company and its Restricted Subsidiaries;

(3)	an issuance or sale of Equity Interests by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary of the Company;

(4)	the sale, lease, conveyance or other disposition of products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete equipment or other assets in the ordinary course of business (including the abandonment or other disposition of intellectual property that is, in the reasonable judgment of the Company, no longer economically practicable to maintain or useful in the conduct of the business of the Company and its Restricted Subsidiaries taken as whole);

(5)	licenses and sublicenses by the Company or any of its Restricted Subsidiaries of software or intellectual property in the ordinary course of business;

(6)	any surrender or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims;

(7)	the granting of Liens not prohibited by the covenant described above under the caption “—Liens” and any disposition of assets resulting from the enforcement or foreclosure of any such Permitted Lien;

(8)	the sale or other disposition of cash or Cash Equivalents;

(9)	a Permitted Investment or a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments”;

(10)	any sale or other disposition of Equity Interests in, or other ownership interests in or assets or property, including Indebtedness, or other securities of, an Unrestricted Subsidiary;

(11)	the lease or sublease of any real property in the ordinary course of business; and

(12)	any disposition of accounts receivable in connection with the compromise, settlement or collection thereof in bankruptcy or similar proceedings.

“Asset Sale Offer” has the meaning assigned to that term in the Indenture governing the notes.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.” As used in the first sentence of this definition, the “net rental payments” under any lease for any period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee thereunder, excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have corresponding meanings.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or, except in the context of the definitions “Change of Control” and “Continuing Directors,” any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in Houston, Texas or in New York, New York or another place of payment are authorized or required by law to close.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, excluding liabilities resulting from a change in GAAP subsequent to the Issue Date, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	United States dollars;

(2)	securities issued or directly and fully guaranteed or insured by (i) the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) or (ii) any foreign country whose sovereign debt has a rating of at least “A1” from Moody’s and at least “A+” from S&P or any agency or instrumentality of such foreign country (provided that the full faith and credit of such foreign country is pledged in support of those securities), in each case having maturities of not more than one year from the date of acquisition;

(3)	certificates of deposit, demand deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4)	marketable general obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition thereof, having a credit rating of “A” or better from either S&P or Moody’s;

(5)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(6)	commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within one year after the date of acquisition;

(7)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition; and

(8)	in the case of any Subsidiary of the Company organized or having its principal place of business outside the United States, investments denominated in the currency of the jurisdiction in which such Subsidiary is organized or has its principal place of business which are similar to the items specified in clauses (1) through (7) of this definition.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any Person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act)) other than a Subsidiary of the Company;

(2)	the adoption of a plan relating to the liquidation or dissolution of the Company;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any Person (including any “person” (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares; or

(4)	the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (a) the Company becomes a direct or indirect Wholly-Owned Subsidiary of a Person or directly or indirectly sells, transfers, conveys or otherwise disposes of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole, to such Person or a Wholly-Owned Subsidiary thereof and (b)(i) the holders of the Voting Stock of such Person immediately following that transaction are substantially the same as the holders of the Company’s Voting Stock immediately prior to that transaction or (ii) no “person” (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a holding company satisfying the requirements of this sentence) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of such Person, measured by voting power rather than number of shares, immediately following such transaction.

“Consolidated EBITDA” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3)	the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4)	any foreign currency translation losses (including losses related to currency remeasurements of Indebtedness) of such Person and its Restricted Subsidiaries for such period, to the extent that such losses were taken into account in computing such Consolidated Net Income; plus

(5)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges and expenses (excluding any such non-cash charge or expense to the extent that it represents an accrual of or reserve for cash charges or expenses in any future period or amortization of a prepaid cash charge or expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges or expenses were deducted in computing such Consolidated Net Income; minus

(6)	any foreign currency translation gains (including gains related to currency remeasurements of Indebtedness) of such Person and its Restricted Subsidiaries for such period, to the extent that such gains were taken into account in computing such Consolidated Net Income; minus

(7)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business (and excluding any such non-cash item to the extent that it represents the reversal of an accrual or reserve for a potential cash charge or expense that reduced Consolidated EBITDA in a prior period), in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the net income (loss) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis (excluding the net income (loss) of any Unrestricted Subsidiary of such Person), determined in accordance with GAAP and without any reduction in respect of preferred stock dividends; provided that:

(1)	all extraordinary gains (or losses) and all gains (or losses) realized in connection with any Asset Sale or the disposition of securities or the early extinguishment of Indebtedness, together with any related provision for taxes on any such gain (or loss), will be excluded;

(2)	the net income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(3)	the net income (but not loss) of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(4)	the cumulative effect of a change in accounting principles will be excluded; and

(5)	unrealized losses and gains under Hedging Contracts included in the determination of Consolidated Net Income, including, without limitation, those resulting from the application of FASB ASC Topic 815, “Derivatives and Hedging,” will be excluded.

“Consolidated Tangible Assets” means, with respect to any Person as of any date, the amount which, in accordance with GAAP, would be set forth under the caption “Total Assets” (or any like caption) on a consolidated balance sheet of such Person and its Restricted Subsidiaries determined in accordance with GAAP, less, to the extent included in a determination of “Total Assets,” and without duplication, all goodwill, patents, tradenames, trademarks, copyrights, franchises, experimental expenses, organization expenses and any other amounts classified as intangible assets in accordance with GAAP.

“continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1)	was a member of such Board of Directors on the Issue Date; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreement” means that certain Credit Agreement, dated as of May 6, 2011, by and among the Company, Atwood Offshore Worldwide Limited, the various lenders thereto and Nordea Bank Finland plc, New York Branch, as administrative agent, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, increased, renewed, refunded, replaced in any manner (whether upon or after termination or otherwise, and whether with the original lenders, investors, agents or otherwise) or refinanced (including by means of any capital markets transaction and involving any refinancing that increases the amount of Indebtedness borrowed or issued thereunder) in whole or in part from time to time.

“Credit Facilities” means one or more debt facilities (including, without limitation, the Credit Agreement), commercial paper facilities or Debt Issuances, in each case, with banks or other institutional lenders or institutional investors providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or other borrowings or Debt Issuances, in each case, as amended, restated, modified, renewed, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including by means of including by means of any capital markets transaction and involving any refinancing that increases the amount of Indebtedness borrowed or issued thereunder) in whole or in part from time to time.

“Debt Issuance” means, with respect to the Company or any of its Restricted Subsidiaries, one or more issuances after the Issue Date of Indebtedness evidenced by notes, debentures, bonds or other similar securities or instruments.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature; provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock so long as such Person satisfies its obligations with respect thereto solely by the delivery of Capital Stock that is not Disqualified Stock. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a public or private sale of Equity Interests of the Company by the Company (other than Disqualified Stock and other than to a Subsidiary of the Company) made for cash on a primary basis by the Company after the Issue Date.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Existing Indebtedness” means all Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the Issue Date, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, reasonably determined in good faith by the Board of Directors of the Company in the case of amounts greater than or equal to $50.0 million and otherwise, by any officer of the Company (unless otherwise provided in the Indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect (in accordance with Regulation S-X under the Securities Act) to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)

acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including in each case all related financing transactions (including repayment of Indebtedness) and including increases in ownership of Restricted Subsidiaries, during the applicable four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, or that are to be made on the Calculation Date, will be given pro forma effect (in accordance with Regulation S-X under the Securities Act) as if they had occurred on the first day of the four-quarter reference period and the Consolidated EBITDA for such reference period will be calculated giving pro forma effect to any expense and cost reductions or synergies that have occurred or are reasonably expected to occur within 12 months of the Calculation Date, in the reasonable judgment of the chief financial or accounting officer of the Company (provided those cost savings or operating improvements could then be reflected in pro forma financial statements in accordance with Regulation S-X under the Securities Act);

(2)	the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any Person that is a Restricted Subsidiary of the specified Person on the Calculation Date will be deemed to have been a Restricted Subsidiary of the specified Person at all times during such four-quarter period;

(5)	any Person that is not a Restricted Subsidiary of the specified Person on the Calculation Date will be deemed not to have been a Restricted Subsidiary of the specified Person at any time during such four-quarter period; and

(6)	if any Indebtedness to which pro forma effect is being given bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)	all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, in each case, determined on a consolidated basis in accordance with GAAP.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantor” means any Subsidiary of the Company that executes a Note Guarantee in accordance with the provisions of the Indenture, and its respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the Indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements entered into with one or more financial institutions and designed to protect the Person or any of its Restricted Subsidiaries entering into the agreement against fluctuations in interest rates, or to otherwise reduce the cost of borrowing of such Person or any of such Restricted Subsidiaries, with respect to Indebtedness incurred;

(2)	foreign exchange contracts and currency protection agreements entered into with one or more financial institutions and designed to protect the Person or any of its Restricted Subsidiaries entering into the agreement against fluctuations in currency exchanges rates;

(3)	any commodity futures contract, commodity swap, commodity option, commodity forward sale or other similar agreement or arrangement designed to protect against fluctuations in the price of commodities used by that Person or any of its Restricted Subsidiaries at the time; and

(4)	other agreements or arrangements designed to protect such Person or any of its Restricted Subsidiaries against fluctuations in interest rates, commodity prices or currency exchange rates.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $100,000 and whose total revenues for the most recent 12-month period do not exceed $100,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of the Company or any of its Subsidiaries.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances;

(4)	representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5)	representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. Indebtedness shall be calculated without giving effect to the effects of FASB ASC Topic 815 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness. Furthermore, notwithstanding the foregoing, the following shall not constitute or be deemed “Indebtedness”:

(i)	any indebtedness which has been defeased in accordance with GAAP or defeased pursuant to the deposit of cash or Cash Equivalents (in an amount sufficient to satisfy all such indebtedness obligations at maturity or redemption, as applicable, and all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness, and subject to no other Liens, and the other applicable terms of the instrument governing such indebtedness;

(ii)	any obligations arising from agreements of a Person providing for indemnification, guarantees, adjustment of purchase price, holdbacks, contingent payment obligations based on a final financial statement or performance of acquired or disposed of assets or similar obligations (other than guarantees of Indebtedness), in each case, incurred or assumed by such Person in connection with the acquisition or disposition of assets (including through mergers, consolidations or otherwise); and

(iii)	taxes, assessments or other similar governmental charges or claims.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness;

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)	the Fair Market Value of such assets at the date of determination; and

(b)	the amount of the Indebtedness of the other Person; and

(4)	in the case of Hedging Obligations, the termination value of the agreement or arrangement giving rise to such Hedging Obligations that would be payable by the specified Person at such date.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees), advances or capital contributions (excluding (1) commission, travel and similar advances to officers and employees made in the ordinary course of business and (2) advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person on the date of such acquisition in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value or write-ups, write-downs or write-offs with respect to such Investment.

“Issue Date” means the first date on which the notes are issued under the Indenture.

“Joint Venture” means any Person that is not a direct or indirect Subsidiary of the Company in which the Company or any of its Restricted Subsidiaries makes any Investment.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction, other than a precautionary financing statement in respect of a lease not intended as a security agreement.

“Moody’s” means Moody’s Investors Service, Inc., or any successor to the ratings business thereof.

“Net Proceeds” means the aggregate cash proceeds and Cash Equivalents received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, severance costs and any relocation expenses incurred as a result of such Asset Sale, (2) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (3) amounts required to be applied to the repayment of Indebtedness secured by a Lien on the properties or assets that were the subject of such Asset Sale, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale or by applicable law, be repaid out of the proceeds from such Asset Sale and (4) any amounts to be set aside in any reserve established in accordance with GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price of such properties or assets, for indemnification obligations of the Company or any of its Restricted Subsidiaries in connection with such Asset Sale or for other liabilities associated with such Asset Sale and retained by the Company or any of its Restricted Subsidiaries until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to the Company or its Restricted Subsidiaries from such escrow arrangement, as the case may be.

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise, except pursuant to a Lien of the type permitted by item (14) in the definition of “Permitted Liens”;

(2)	no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3)	the explicit terms of which provide there is no recourse against any of the assets of the Company or any of its Restricted Subsidiaries (other than the Equity Interests of an Unrestricted Subsidiary).

For purposes of determining compliance with the covenant described under “—Certain Covenants— Incurrence of Indebtedness and Issuance of Preferred Stock” above, in the event that any Non-Recourse Debt of any of the Company’s Unrestricted Subsidiaries ceases to be Non-Recourse Debt of such Unrestricted Subsidiary, such event will be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company.

“Note Guarantee” means the Guarantee by each Guarantor of the Company’s payment obligations under the Indenture and the notes, executed pursuant to the provisions of the Indenture.

“Obligations” means any principal, premium, if any, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Acquisition Indebtedness” means Indebtedness or Disqualified Stock of the Company or any of its Restricted Subsidiaries to the extent such Indebtedness or Disqualified Stock was Indebtedness or Disqualified Stock of any other Person existing at the time (a) such Person became a Restricted Subsidiary of the Company, (b) such Person was merged or consolidated with or into the Company or any of its Restricted Subsidiaries, or (c) assets of such Person were acquired by the Company or any of its Restricted Subsidiaries and such Indebtedness was assumed in connection therewith (excluding any such Indebtedness that is repaid contemporaneously with such event), provided that on the date such Person became a Restricted Subsidiary of the Company or the date such Person was merged or consolidated with or into the Company or any of its Restricted Subsidiaries, or on the date of such asset acquisition, as applicable, either

(1)	immediately after giving effect to such transaction on a pro forma basis as if the same had occurred at the beginning of the applicable four-quarter period, the Company or such Restricted Subsidiary, as applicable, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” or

(2)	immediately after giving effect to such transaction on a pro forma basis as if the same had occurred at the beginning of the applicable four-quarter period, the Fixed Charge Coverage Ratio of the Company would be equal to or greater than the Fixed Charge Coverage Ratio of the Company immediately prior to such transaction.

“Permitted Business” means any business that is the same as, or reasonably related, ancillary or complementary to, any of the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date, and reasonable extensions thereof.

“Permitted Foreign Jurisdiction” means each of Australia, Barbados, the British Virgin Islands, the Cayman Islands, Cyprus, Ireland, Gibraltar, Luxembourg, the Netherlands, Switzerland and the United Kingdom.

“Permitted Investments” means:

(1)	any Investment in the Company or in a Restricted Subsidiary of the Company;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of the Company; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4)	any Investment made as a result of the receipt of non-cash consideration from (a) an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales” or (b) a disposition of assets that does not constitute an Asset Sale;

(5)	any Investment in any Person solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(6)	any Investments received (a) in compromise or resolution of, upon satisfaction of judgments with respect to, (i) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer, or (ii) litigation, arbitration or other disputes; or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment in default;

(7)	Investments represented by Hedging Obligations;

(8)	loans or advances to employees made in the ordinary course of business of the Company or any Restricted Subsidiary of the Company in an aggregate principal amount not to exceed (a) $1.0 million to any individual employee and (b) $2.5 million in the aggregate at any one time outstanding;

(9)	repurchases of the notes;

(10)	any guarantee of Indebtedness permitted to be incurred by the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” other than a guarantee of Indebtedness of an Affiliate of the Company that is not a Restricted Subsidiary of the Company;

(11)	any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date and any Investment consisting of an extension, modification or renewal of any Investment existing on, or made pursuant to a binding commitment existing on, the Issue Date; provided that the amount of any such Investment may be increased (a) as required by the terms of such Investment as in existence on the Issue Date or (b) as otherwise permitted under the Indenture;

(12)	Investments acquired after the Issue Date as a result of the acquisition by the Company or any Restricted Subsidiary of the Company of another Person, including by way of a merger, amalgamation or consolidation with or into the Company or any of its Restricted Subsidiaries in a transaction that is not prohibited by the covenant described above under the caption “—Merger, Consolidation or Sale of Assets” after the Issue Date, to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(13)	guarantees by the Company or any of its Restricted Subsidiaries of operating leases (other than Capital Lease Obligations) or of other obligations that do not constitute Indebtedness, in each case entered into by the Company or any Restricted Subsidiary of the Company in the ordinary course of business;

(14)	Investments in any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Company or any of its Restricted Subsidiaries;

(15)	Permitted Joint Venture Investments made by the Company or any of its Restricted Subsidiaries, in an aggregate amount (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together will all other Investments made pursuant to this clause (15) and then outstanding, that does not exceed the greater of (a) $50.0 million and (b) 2% of the Company’s Consolidated Tangible Assets; and

(16)	other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (16) that are at the time outstanding not to exceed the greater of (a) $50.0 million and (b) 2% of the Company’s Consolidated Tangible Assets.

In determining whether an Investment is a Permitted Investment, the Company may allocate all or any portion of any Investment and later reallocate all or any portion of any Investment to one or more of the above clauses (1) through (16) and any of the provisions of the covenant described under “—Certain Covenants—Restricted Payments.”

“Permitted Joint Venture Investments” means, with respect to an Investment by any specified Person, an Investment by such specified Person in any other Person engaged in a Permitted Business (a) over which the specified Person is responsible (either directly or through a services agreement) for day-to-day operations or otherwise has direct or indirect operational and managerial control of such other Person, or veto power over significant management decisions affecting such other Person and (b) of which at least 20% of the Equity Interests of such other Person is at the time owned directly or indirectly by the specified Person.

“Permitted Liens” means:

(1)	Liens on assets of the Company or any of its Restricted Subsidiaries securing Indebtedness and other Obligations under Credit Facilities that was permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the definition of Permitted Debt and/or securing Hedging Obligations related thereto and/or securing Obligations with regard to Treasury Management Arrangements;

(2)	Liens in favor of the Company or the Guarantors;

(3)	Liens on property of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company or is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such Person becoming a Restricted Subsidiary of the Company or such merger or consolidation and do not extend to any assets (other than improvements thereon, accessions thereto and proceeds thereof) other than those of the Person that becomes a Restricted Subsidiary of the Company or is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company;

(4)	Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to such acquisition and not incurred in contemplation of, such acquisition;

(5)	Liens to secure the performance of tenders, bids, statutory obligations, insurance, surety or appeal bonds, government contracts, leases, workers compensation obligations, performance bonds or other obligations of a like nature incurred in the ordinary course of business (including Liens to secure letters of credit issued to assure payment of such obligations);

(6)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired, designed, constructed, installed or improved with, or financed by, such Indebtedness (and improvements thereon, accessions thereto and proceeds thereof);

(7)	Liens existing on the Issue Date;

(8)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)	carriers’, warehousemen’s, landlord’s and mechanics’, materialmens’, repairman’s or like Liens, in each case, incurred in the ordinary course of business;

(10)	survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11)	Liens created for the benefit of (or to secure) the notes (or the Note Guarantees);

(12)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the Indenture; provided, however, that:

(a)	the new Lien is limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b)	the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged with such Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(13)	Liens on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings;

(14)	Liens on and pledges of the Equity Interests of any Unrestricted Subsidiary or any Joint Venture owned by the Company or any Restricted Subsidiary of the Company to the extent securing Non-Recourse Debt or other Indebtedness of such Unrestricted Subsidiary or Joint Venture;

(15)	bankers’ Liens, rights of setoff, Liens arising out of judgments or awards not constituting an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(16)	Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness;

(17)	Liens on specific items of inventory or other goods (and the proceeds thereof) of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(18)	grants of software and other technology licenses in the ordinary course of business;

(19)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(20)	Liens to secure Hedging Obligations of the Company or any of its Restricted Subsidiaries entered into in the ordinary course of business and not for speculative purposes;

(21)	Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets;

(22)	Liens arising under the Indenture in favor of the trustee for its own benefit and similar Liens in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be incurred under the Indenture, provided that such Liens are solely for the benefit of the trustees, agents or representatives in their capacities as such and not for the benefit of the holders of such Indebtedness; and

(23)	other Liens incurred by the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed the greater of (a) $75.0 million and (b) 4% of the Company’s Consolidated Tangible Assets at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge, in whole or in part, other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness) or any Disqualified Stock of the Company (the “Refinanced Indebtedness”); provided that:

(1)	the principal amount (or accreted value, if applicable, or in the case of Disqualified Stock, the amount thereof determined in accordance with the definition thereof) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable, or in the case of Disqualified Stock, the amount thereof determined in accordance with the definition thereof) of the Refinanced Indebtedness (plus all accrued (including, for the purposes of defeasance, future accrued) interest on, or accrued dividends on, the Refinanced Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness (a) has a final maturity date that is later than the final maturity date of the Refinanced Indebtedness, and has a Weighted Average Life to Maturity at the time such Permitted Refinancing Indebtedness is incurred equal to or greater than the Weighted Average Life to Maturity of the Refinanced Indebtedness or (b) has a final maturity date that is more than 90 days after the final maturity date of the notes;

(3)	if the Refinanced Indebtedness is contractually subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is contractually subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Refinanced Indebtedness; and

(4)	if the Company or a Guarantor is the issuer of or otherwise an obligor on the Refinanced Indebtedness, such Permitted Refinancing Indebtedness is not incurred (other than by way of a Guarantee) by any Restricted Subsidiary of the Company that is not a Guarantor.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Qualifying Equity Interests” means Equity Interests of the Company other than Disqualified Stock.

“Reporting Default” means a Default described in clause (4) under “—Events of Default and Remedies.”

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group, or any successor to the ratings business thereof.

“SEC” means the U.S. Securities and Exchange Commission.

“Senior Debt” means:

(1)	all Indebtedness of the Company or any of its Restricted Subsidiaries outstanding under Credit Facilities and all Hedging Obligations with respect thereto;

(2)	any other Indebtedness of the Company or any of its Restricted Subsidiaries permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the notes or any Subsidiary Guarantee; and

(3)	all Obligations with respect to the items listed in the preceding clauses (1) and (2).

Notwithstanding anything to the contrary in the preceding sentence, Senior Debt will not include: (a) any intercompany Indebtedness of the Company or any of its Subsidiaries to the Company or any of its Affiliates; (b) any Indebtedness that is incurred in violation of the Indenture; or (c) any trade payables or taxes owed or owing by the Company or any Restricted Subsidiary.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

“Specified Consolidated Tangible Assets” means, with respect to any Person as of any date, the amount which, in accordance with GAAP, would be set forth under the caption “Total Assets” (or any like caption) on a consolidated balance sheet of such Person and its Subsidiaries determined in accordance with GAAP, less, to the extent included in a determination of “Total Assets,” and without duplication, all goodwill, patents, tradenames, trademarks, copyrights, franchises, experimental expenses, organization expenses and any other amounts classified as intangible assets in accordance with GAAP.

“Specified Rig” means any of the Seahawk and Richmond semisubmersible rigs, and the Atwood Southern Cross semisubmersible tender assist rig.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of incurrence thereof, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity (other than a partnership or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (whether general or limited) or limited liability company of which (a) the sole general partner or member of which is such Person or a Subsidiary of such Person, or (b) if there is more than a single general partner or member, either (x) the only managing general partners or managing members of which are such Person or one or more Subsidiaries of such Person (or any combination thereof) or (y) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise.

“Treasury Management Arrangement” means any agreement or other arrangement governing the provision of treasury or cash management services, including deposit accounts, overdraft, credit or debit card, funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services and other cash management services.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to                     , 2016; provided, however, that if such period is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Company shall obtain the Treasury Rate by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to                     , 2016, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

All Subsidiaries of an Unrestricted Subsidiary shall also be Unrestricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Subsidiary” of a Person means a Subsidiary, all of the Equity Interests of which (other than directors’ qualifying shares) are owned by such Person or another Wholly-Owned Subsidiary of such Person.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Scope of Discussion

The following discussion summarizes the material United States federal income tax consequences relating to the purchase, ownership and disposition of the notes. This discussion does not address any aspect of non-income taxation or state, local or foreign taxation. In addition, this discussion does not address the tax consequences of an investment in the notes arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

This discussion is limited to holders of the notes who (i) purchase their notes in the initial offering at the “issue price” and (ii) hold the notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). The “issue price” of the notes is the first price at which a substantial amount of the notes is sold for cash to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. For purposes of this discussion, a “U.S. holder” is a beneficial owner of notes who is:

•	an individual who is a U.S. citizen or resident alien;

•	a corporation or other entity created or organized under U.S. law (federal or state, including the District of Columbia) and treated as a corporation for U.S. federal income tax purposes;

•	an estate the income of which is subject to U.S. federal income tax; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of notes who is not a U.S. holder or a partnership (including an entity treated as a partnership) for U.S. federal income tax purposes.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special treatment under U.S. federal income tax laws, such as insurance companies, regulated investment companies, tax-exempt organizations, dealers in securities or currencies, persons subject to the alternative minimum tax provisions of the Code, U.S. holders whose functional currency is not the U.S. dollar, persons who hold the notes as part of a hedge, conversion transaction, straddle, wash sale, or other risk reduction transaction, financial institutions (including banks), certain expatriates, former long-term residents of the United States. This discussion does not address the effect on any person of any benefits under an applicable income tax treaty with the United States.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of notes, the tax treatment of a partner in that partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partners of partnerships that are beneficial owners of notes should consult their tax advisors.

THIS SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP OR DISPOSITION OF THE NOTES. WE URGE YOU TO CONSULT A TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP OR DISPOSITION OF THE NOTES IN LIGHT OF YOUR OWN SITUATION.

Opinion of Counsel

Subject to the assumptions, qualifications and limitations set forth below, this discussion constitutes the opinion of Baker Botts L.L.P. (“Counsel”) insofar as it describes legal conclusions with respect to matters of U.S.

federal income tax law. In providing this opinion, Counsel has examined and is relying upon the truth and accuracy at all relevant times of this prospectus, representations made by us (assuming that any representations that are made “to the best knowledge of” or with any similar qualification are correct without such qualification) and certain other records and documents relating to the transactions described in this prospectus. Counsel has not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing.

This opinion is based upon Counsel’s interpretation of the Code, Treasury Regulations promulgated under the Code, court decisions, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to change or differing interpretations, possibly with retroactive effect. This opinion is rendered as of the date of this prospectus, and Counsel assumes no obligation to advise us or any holder of notes of any change in fact, circumstances or law which may alter, affect or modify this opinion. This opinion is not binding on the IRS or a court, and no ruling has been or will be obtained from the IRS regarding any of the U.S. federal income tax consequences described below. As a result, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to the conclusions set forth below.

Tax Consequences to U.S. Holders

Stated Interest and OID on the Notes

Stated interest on the notes generally will be taxable to a U.S. holder as ordinary income at the time that such interest is received or accrued, in accordance with such U.S. holder’s method of tax accounting for U.S. federal income tax purposes.

If the principal amount of the notes exceeds their issue price by more than a statutorily defined de minimis amount, the notes would be treated as issued with original issue discount (“OID”) for U.S. federal income tax purposes. If the notes are issued with OID, a U.S. holder would be required to include OID in gross income as it accrues over an accrual period in accordance with a constant-yield method based on a compounding of interest. Accordingly, such a U.S. holder generally would have to include amounts in gross income before the receipt of cash payments on the notes. The amount of OID allocable to an accrual period would equal the product of the note’s “adjusted issue price” at the beginning of the accrual period and its yield to maturity (determined based on the length of the accrual period) reduced by the amount of any stated interest allocable to the accrual period. The “adjusted issue price” at the beginning of any accrual period generally would equal the sum of the issue price of the note plus the amount of OID allocable to all prior accrual periods. The “yield to maturity” of a note would be the interest rate that, when used to compute the present value of all payments to be made on the note, produces an amount equal to the issue price of the note. Under these rules, a U.S. holder will generally have to include in gross income increasingly greater amounts of OID in successive accrual periods.

A U.S. holder may elect, subject to certain limitations, to include all interest that accrues on a note in gross income on a constant yield basis. For purposes of this election, interest includes stated interest and OID. When applying the constant yield method to a note for which this election has been made, the issue price would equal the U.S. holder’s basis in the note immediately after its acquisition and the issue date of the note will be the date of its acquisition by the U.S. holder. This election generally will apply only to the note with respect to which it is made and may not be revoked without consent by the IRS.

Sale, Redemption or other Taxable Disposition of the Notes

A U.S. holder generally will recognize capital gain or loss upon the sale, redemption or other taxable disposition of a note equal to the difference between (i) the sum of the cash plus the fair market value of all other property received on such disposition (less any amount attributable to accrued and unpaid interest, which will be taxable as ordinary interest income to the extent the U.S. holder has not previously included such amounts in gross income in the manner described under “—Stated Interest and OID on the Notes”) and (ii) the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in the notes generally will equal the amount the holder paid for the notes increased by the amount of any OID previously included in gross income. Any such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the notes exceeds one year at the time of such disposition. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced rate of U.S. federal income tax. A U.S. holder’s ability to deduct capital losses may be limited.

Backup Withholding and Information Reporting

Interest (including any OID) on the notes paid within the United States or through certain U.S.-related financial intermediaries is subject to information reporting and may be subject to backup withholding (currently at a 28% rate through December 31, 2012) unless the U.S. holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and satisfies certain certification requirements. Information reporting requirements and backup withholding may also apply to the cash proceeds of a sale of the notes.

In addition to being subject to backup withholding, if a U.S. holder of the notes does not provide us (or our paying agent) with such holder’s correct taxpayer identification number or other required information, such holder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability, provided that such holder furnishes certain required information to the IRS.

Tax Consequences to Non-U.S. Holders

The following is a summary of the material U.S. federal income tax consequences that will apply to a “non-U.S. holder” of the notes.

Stated Interest and OID on the Notes

Any payments of interest (including any payments to the extent treated as made in respect of any OID accrued on a note) received by a non-U.S. holder on the notes generally will be exempt from U.S. federal income and withholding tax under the “portfolio interest” exemption if the non-U.S. holder properly certifies as to its foreign status, as described below, and:

•	the non-U.S. holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote;

•	the non-U.S. holder is not a controlled foreign corporation that is related to us actually or constructively through stock ownership; and

•	interest on the notes is not effectively connected with the conduct of a U.S. trade or business by the non-U.S. holder.

The portfolio interest exemption applies only to non-U.S. holders who appropriately certify as to their foreign status. A non-U.S. holder generally can meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to the withholding agent. If the non-U.S. holder holds the notes through a financial institution or other agent acting on its behalf, the non-U.S. holder may be required to provide appropriate certifications to its agent.

If a non-U.S. holder cannot satisfy the requirements of the portfolio interest exemption described above, payments of interest received by the non-U.S. holder on the notes generally will be subject to U.S. federal withholding tax at a 30% rate, unless such holder provides the withholding agent with a properly executed (i) IRS Form W-8BEN (or suitable substitute form) claiming an exemption from or reduction in withholding under an applicable tax treaty or (ii) IRS Form W-8ECI (or suitable substitute form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with a U.S. trade or business (and, if an applicable tax treaty so requires, is attributable to such holder’s permanent establishment in the United States). Any interest that is effectively connected with a U.S. trade or business (and, if an applicable tax treaty so requires, is attributable to such holder’s permanent establishment in the United States) generally will be subject to U.S. federal income tax on a net income basis and at rates generally applicable to U.S. persons. Foreign corporations receiving payments of such interest may also be subject to a U.S. branch profits tax.

Sale, Redemption or other Taxable Disposition of the Notes

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale, exchange, redemption or other disposition of a note unless:

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the year of such sale, exchange, redemption or other disposition and certain other conditions are met;

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if a treaty applies, the income is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	the non-U.S. holder does not establish an exemption from backup withholding, as discussed in “—Backup Withholding and Information Reporting,” below.

A non-U.S. holder may be required to establish an exemption from U.S. federal income and withholding tax with respect to amounts attributable to accrued and unpaid interest (including any OID) on the notes. See “—Payments of Interest on the Notes,” above.

A non-U.S. holder described in the first bullet point above will generally be subject to U.S. federal income tax at a 30% rate (or a lower applicable treaty rate) on the gain derived from the sale, exchange, redemption or other disposition, which may be offset by certain U.S. source capital losses. A non-U.S. holder described in the second bullet point above generally will be taxed in the same manner as if such non-U.S. holder were a U.S. holder, and if such non-U.S. holder is a foreign corporation, it may also be required to pay an additional branch profits tax at a 30% rate (or a lower applicable treaty rate).

Backup Withholding and Information Reporting

Payments of interest (including any OID) on a note and any amounts withheld from such payments generally will be reported to the IRS and to non-U.S. holders on IRS Form 1042-S. Generally, neither information reporting on IRS Form 1099 nor backup withholding will apply to principal or interest payments (including any OID) or to amounts received on the sale, exchange, redemption or other disposition of a note if a properly executed IRS Form W-8BEN or appropriate substitute form is provided to the withholding agent or the non-U.S. holder otherwise establishes an exemption. Any amount withheld under the backup withholding rules may be credited against the U.S. federal income tax liability of a non-U.S. holder, and any excess may be refundable to such non-U.S. holder if the proper information is timely provided to the IRS.

Certain Additional Tax Considerations

In certain circumstances, we may be succeeded as issuer of the notes by a successor entity organized in a foreign jurisdiction, as permitted by the covenant described under “Description of Notes—Certain Covenants—Merger, Consolidation or Sale of Assets.” In such event, the tax consequences of the acquisition, ownership and disposition of the notes, including the source of income with respect to the notes for purposes of computing the foreign tax credit allowable to U.S. holders under U.S. federal income tax laws, would be different from those described above. Prospective holders are urged to consult their tax advisors regarding the tax consequences of the acquisition, ownership and disposition of the notes in the event that our obligations with respect to the notes are assumed by such successor entity organized in such foreign jurisdiction.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated January     , 2012, we have agreed to sell to the underwriters, for whom Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and Wells Fargo Securities, LLC are acting as representatives, the following respective principal amount of notes.

Underwriter	Principal Amount of Notes
Credit Suisse Securities (USA) LLC	$
Barclays Capital Inc.
Wells Fargo Securities, LLC
DNB Markets, Inc.
Credit Agricole Securities (USA) Inc.
BNP Paribas Securities Corp.
Natixis Securities Americas LLC
Nordea Bank Danmark A/S
UniCredit Capital Markets LLC
HSBC Securities (USA) Inc.
ING Financial Markets LLC
Morgan Keegan & Company, Inc.

Total	$

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus, and to dealers at that price less a concession not in excess of     % of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of     % of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

Because Nordea Bank Danmark A/S is not registered with the SEC as a U.S. registered broker-dealer, it will effect offers and sales of the notes solely outside of the United States or within the United States to the extent permitted by Rules 15a-6 under the Exchange Act through one or more U.S. registered broker-dealers and as permitted by the rules and regulations of the Financial Industry Regulatory Authority Inc. (“FINRA”).

The following table shows the discounts and commissions we will pay to the underwriters in connection with the offering of the notes:

Paid by Atwood
Per Note	$
Total	$

The expenses of the offering, not including the underwriting discount, are estimated to be approximately $1.4 million and are payable by us.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or, if such indemnification is not available, to contribute to payments the underwriters may be required to make in respect of these liabilities.

No Sales of Similar Securities

The Company has agreed that it will not offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any U.S. dollar-denominated debt securities issued or guaranteed by the Company and having a maturity of more than one year from the date of issue, or publicly disclose an intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, for a period of 90 days after the date of this prospectus.

Stabilization and Market Making

The notes are a new issue of securities for which there currently is no market. The underwriters have advised us that they intend to make a market in the notes as permitted by applicable law. They are not obligated, however, to make a market in the notes and any market-making may be discontinued at any time at their sole discretion. Accordingly, no assurance can be given as to the development or liquidity of any market for the notes. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

The underwriters may engage in over-allotment, stabilizing transactions, covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales in excess of the offering size, which creates a short position for the underwriters.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions.

•

Penalty bids permit the underwriters to reclaim a selling concession from a broker/dealer when the notes originally sold by such broker/dealer are purchased in a stabilizing or covering transaction to cover short positions.

These stabilizing transactions, covering transactions and penalty bids may cause the price of the notes to be higher than it would otherwise be in the absence of these transactions. These transactions, if commenced, may be discontinued at any time. We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, we make no representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Affiliations and Conflicts of Interest

Certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates, for which they have received or may receive customary fees and expense reimbursements. In particular, an affiliate of Nordea Bank Danmark A/S is the administrative agent under our senior secured credit facility, for which it receives customary compensation and indemnity, and affiliates of each of the underwriters are lenders under the credit facility and, in that respect, will receive a substantial portion of the proceeds from this offering upon the repayment of outstanding borrowings under that credit facility. In addition, an affiliate of Wells Fargo Securities, LLC will act as the trustee under the indenture governing the notes.

Because affiliates of Wells Fargo Securities, LLC, Credit Agricole Securities (USA) Inc., DNB Markets, Inc., BNP Paribas Securities Corp., Natixis Securities Americas LLC, Nordea Bank Danmark A/S, and UniCredit Capital Markets LLC are lenders under our credit facility and will receive more than 5% of the net proceeds of this offering due to such repayment, this offering will be conducted in accordance with the applicable provisions of FINRA Rule 5121, which requires that a “qualified independent underwriter,” as defined by the FINRA rules, participate in the preparation of the registration statement and the prospectus and exercise the usual standards of due diligence in respect thereto. Credit Suisse Securities (USA) LLC has served in that capacity and will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify Credit Suisse Securities (USA) LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time,

(a)	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d)	in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

The expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the note, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in the United Kingdom

Each of the underwriters has severally represented, warranted and agreed as follows:

(a)	(i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (“FSMA”) by the company;

(b)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the FSMA) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of notes offered under this prospectus will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The consolidated financial statements as of September 30, 2011 and 2010, and for each of the three years in the period ended September 30, 2011 included in this prospectus and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of September 30, 2011 incorporated by reference in this prospectus have been so included or incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

Statements included in this prospectus regarding future financial performance, capital sources and results of operations and other statements, other than statements of historical fact, that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Such statements are those concerning strategic plans, expectations and objectives for future operations and performance. When used in this report, the words “believes,” “expects,” “anticipates,” “plans,” “intends,” “estimates,” “projects,” “could,” “should,” “may,” or similar expressions are intended to be among the statements that identify forward-looking statements.

Such statements are subject to numerous risks, uncertainties and assumptions that are beyond our ability to control, including, but not limited to:

•	prices of oil and natural gas and industry expectations about future prices;

•	market conditions, expansion and other development trends in the drilling industry and the global economy in general;

•	the operational risks involved in drilling for oil and natural gas;

•	the highly competitive and volatile nature of our business;

•	the impact of governmental or industry regulation, both in the United States and internationally;

•	the risks of and disruptions to international operations, including political instability and the impact of terrorist acts, acts of piracy, embargoes, war or other military operations;

•	our ability to enter into, and the terms of, future drilling contracts, including contracts for our new build units;

•	our ability to retain the business of one or more significant customers;

•	our ability to obtain and retain qualified personnel to operate our vessels;

•	timely access to spare parts, equipment and personnel to maintain and service our fleet;

•	the termination or renegotiation of contracts by customers or payment or other delays by our customers;

•	customer requirements for drilling capacity and customer drilling plans;

•	the adequacy of sources of liquidity for us and for our customers;

•	changes in tax laws, treaties and regulations;

•	the risks involved in the construction, upgrade, and repair of our drilling units;

•	unplanned downtime and repairs on our rigs; and

•	such other risks discussed in “Risk Factors.”

Forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Undue reliance should not be placed on these forward-looking statements, which are applicable only on the date hereof. We undertake no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof or to reflect the occurrence of unanticipated events.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus is part of a registration statement we have filed with the SEC relating to the notes. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and the schedules for more information about us and the notes. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Web site.

We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the termination of the offering:

•	our annual report on Form 10-K for the fiscal year ended September 30, 2011; and

•	our current reports on Form 8-K filed with the SEC on October 18, 2011, October 20, 2011 and November 23, 2011.

You may request a copy of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

Atwood Oceanics, Inc.

15832 Park Ten Place Drive

Houston, Texas 77084

Attention: Investor Relations Department

Telephone: (281) 749-7800

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Atwood Oceanics, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Atwood Oceanics, Inc. and its subsidiaries at September 30, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of the Company’s internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

November 22, 2011

Atwood Oceanics, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	September 30,
(In thousands)	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$295,002	$180,523
Accounts receivable	87,173	96,463
Income tax receivable	5,631	16,052
Inventories of materials and supplies	58,263	52,749
Prepaid expenses and deferred costs	14,862	14,207

Total current assets	460,931	359,994

Property and equipment, net	1,887,321	1,343,961

Other receivables	11,875	15,799
Deferred costs and other assets	15,264	4,686

Total assets	$2,375,391	$1,724,440

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$113,021	$37,192
Accrued liabilities	30,680	25,368
Notes payable	5,461	—
Income tax payable	8,461	26,367
Deferred credits	1,700	4,533

Total Current Liabilities	159,323	93,460

Long-term debt	520,000	230,000
Deferred income taxes	9,780	10,845
Deferred credits	7,910	2,919
Other long-term liabilities	25,591	17,082

Total long-term liabilities	563,281	260,846

Commitments and contingencies (Note 12)

Shareholders’ equity (Note 8):
Preferred stock, no par value; 1,000 shares authorized, none outstanding	—	—
Common stock, $1 par value, 90,000 shares authorized with 64,960 and 64,443 issued and outstanding at September 30, 2011 and 2010, respectively	64,960	64,443
Paid-in capital	145,084	133,095
Retained earnings	1,444,270	1,172,596
Accumulated other comprehensive loss	(1,527)	—

Total shareholders’ equity	1,652,787	1,370,134

Total liabilities and shareholders’ equity	$2,375,391	$1,724,440

The accompanying notes are an integral part of these consolidated financial statements.

Atwood Oceanics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended September 30,
(In thousands, except per share amounts)	2011	2010	2009
Operating revenues
Contract drilling	$645,076	$650,562	$586,507

Operating costs and expenses
Contract drilling	223,565	252,427	221,709
Depreciation	43,597	37,030	35,119
General and administrative	44,407	40,620	31,639
Other, net	4,847	(1,855)	(402)

	316,416	328,222	288,065

Operating income	328,660	322,340	298,442

Other income (expense):
Interest expense, net of capitalized interest	(4,530)	(2,725)	(2,293)
Interest income	717	364	282

	(3,813)	(2,361)	(2,011)

Income before income taxes	324,847	319,979	296,431
Provision for income taxes	53,173	62,983	45,686

Net income	$271,674	$256,996	$250,745

Earnings per common share (Note 2):
Basic	$4.20	$3.99	$3.91
Diluted	$4.15	$3.95	3.89
Average common shares outstanding (Note 2):
Basic	64,754	64,391	64,167
Diluted	65,403	65,028	64,493

The accompanying notes are an integral part of these consolidated financial statements.

Atwood Oceanics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended September 30,
(In thousands)	2011	2010	2009
Cash flows from operating activities:
Net income	$271,674	$256,996	$250,745
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	43,597	37,030	35,119
Amortization of debt issuance costs	2,363	803	717
Amortization of deferred items	3,333	13,755	(15,902)
Provision for doubtful accounts	—	(65)	1,002
Provision for inventory obsolescence	735	1,123	680
Deferred income tax (benefit) expense	(1,065)	4,798	(4,527)
Share-based compensation expense	6,314	9,998	7,664
Other, net	4,847	(1,855)	(402)
Change in assets and liabilities:
(Increase) decrease in accounts receivable	13,214	26,187	(4,819)
Decrease in insurance receivable	—	281	—
(Increase) decrease in income tax receivable	10,421	(7,746)	(5,014)
Increase in inventory	(6,249)	(3,736)	(12,910)
(Increase) decrease in prepaid expenses	845	(179)	(1,892)
Increase in deferred costs and other assets	(10,379)	(10,321)	(9,825)
Increase (decrease) in accounts payable	(1,173)	4,735	(11)
Increase (decrease) in accrued liabilities	4,440	(854)	(43)
Increase (decrease) in income tax payable	(17,906)	(2,700)	13,058
Increase (decrease) in deferred credits and other liabilities	14,777	(21,850)	51,262

Net increase in Operating Capital	68,114	49,404	54,157

Net Cash Provided by Operating Activities	339,788	306,400	304,902

Cash flows from investing activities:
Capital expenditures	(514,858)	(187,094)	(430,470)
Collection of insurance receivable	—	3,607	1,822
Proceeds from sale of assets	218	1,504	330

Net Cash Used by Investing Activities	(514,640)	(181,983)	(428,318)

Cash flows from financing activities:
Principal payments on bank credit facilities	(55,000)	(45,000)	(50,000)
Proceeds from bank credit facilities	345,000	—	155,000
Principal payments on notes payable	(3,631)	—	—
Proceeds from notes payable	9,092	—	—
Debt issuance costs paid	(12,322)	—	(2,611)
Proceeds from exercise of stock options	6,192	847	194

Net Cash Provided (Used) by Financing Activities	289,331	(44,153)	102,583

Net increase (decrease) in cash and cash equivalents	$114,479	$80,264	$(20,833)

Cash and cash equivalents, at beginning of period	$180,523	$100,259	$121,092

Cash and cash equivalents, at end of period	$295,002	$180,523	$100,259

The accompanying notes are an integral part of these consolidated financial statements.

Atwood Oceanics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY

	Common Stock		Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
(In thousands)	Shares	Amount
September 30, 2008	64,031	$64,031	$114,804	$664,855	$—	$843,690
Net income	—	—	—	250,745	—	250,745
Restricted stock awards	185	185	(185)	—	—	—
Exercise of employee stock options	20	20	174	—	—	194
Stock option and restricted stock award compensation expense	—	—	7,664	—	—	7,664

September 30, 2009	64,236	64,236	122,457	915,600	—	1,102,293
Net income	—	—	—	256,996	—	256,996
Restricted stock awards	145	145	(145)		—	—
Exercise of employee stock options	62	62	785	—	—	847
Stock option and restricted stock award compensation expense	—	—	9,998	—	—	9,998

September 30, 2010	64,443	64,443	133,095	1,172,596	—	1,370,134
Net income	—	—	—	271,674	—	271,674
Other comprehensive loss	—	—	—	—	(1,527)	(1,527)
Restricted stock awards	102	102	(102)		—	—
Exercise of employee stock options	415	415	5,777	—	—	6,192
Stock option and restricted stock award compensation expense	—	—	6,314	—	—	6,314

September 30, 2011	64,960	$64,960	$145,084	$1,444,270	$(1,527)	$1,652,787

The accompanying notes are an integral part of these consolidated financial statements.

Atwood Oceanics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended September 30,
(In thousands)	2011	2010	2009
Net income	$271,674	$256,996	$250,745

Other comprehensive loss
Loss on interest rate swaps	(1,527)	—	—

Other comprehensive loss	(1,527)	—	—

Total comprehensive income	$270,147	$256,996	$250,745

The accompanying notes are an integral part of these consolidated financial statements.

Atwood Oceanics, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—NATURE OF OPERATIONS

This Annual Report is for Atwood Oceanics, Inc. and its subsidiaries, which are collectively referred to herein as the “Company,” “we,” “us” or “our” except where stated or the context indicates otherwise. We are an international offshore drilling contractor engaged in the drilling and completion of exploratory and developmental oil and gas wells. We currently own a diversified fleet of 10 mobile offshore drilling units located in the U.S. Gulf of Mexico, South America, the Mediterranean Sea, West Africa, Southeast Asia and Australia and are constructing an ultra-deepwater semisubmersible rig, two ultra-deepwater drillships and three high specification jack-up rigs for delivery in 2012 through 2014. We were founded in 1968 and are headquartered in Houston, Texas with other offices in Australia, Egypt, South Korea, Malaysia, Singapore and the United Kingdom.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of Atwood Oceanics, Inc. and all of its domestic and foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash in banks and highly liquid debt instruments, which mature within three months of the date of purchase.

Foreign exchange

The U.S. Dollar is the functional currency for all areas of our operations. Accordingly, monetary assets and liabilities denominated in foreign currency are re-measured to U.S. Dollars at the rate of exchange in effect at the end of the fiscal year, items of income and expense are re-measured at average monthly rates, and property and equipment and other nonmonetary amounts are re-measured at historical rates. Gains and losses on foreign currency transactions and re-measurements are included in contract drilling costs in our consolidated statements of operations. We recorded foreign exchange losses of $0.9 million, $0.1 million and $0.5 million, during fiscal years 2011, 2010 and 2009, respectively. We did not disclose the re-measurement losses on the statement of cash flows due to the immaterial nature of the amounts.

Accounts receivable

We record trade accounts receivable at the amount we invoice our customers. Our portfolio of accounts receivable is comprised of major international corporate entities and government organizations with stable payment experience. Included within accounts receivable at September 30, 2011, and 2010 are unbilled receivable balances totaling $1.1 million and $1.0 million, respectively, which represent amounts for which services have been performed, revenue has been recognized based on contractual provisions and for which collection is deemed probable. Such unbilled amounts were billed subsequent to their respective fiscal year end. Historically, our uncollectible accounts receivable have been immaterial, and typically, we do not require collateral for our receivables. We provide an allowance for uncollectible accounts, as necessary, on a specific identification basis. We have no allowance for doubtful accounts at September 30, 2011 or 2010.

Inventories of material and supplies

Inventories consist of spare parts, material and supplies held for consumption and are stated principally at the lower of average cost or market value, net of reserves for excess and obsolete inventory of $2.5 million and $2.0 million at September 30, 2011, and 2010, respectively.

Income taxes

We account for income taxes in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740. Under ASC 740, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end given the provisions of enacted tax laws in each respective jurisdiction. Deferred tax assets are reduced by a valuation allowance when, based upon management’s estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period. In addition, we accrue for income tax contingencies, or uncertain tax positions, that we believe are more likely than not exposures. See Note 7 for further discussion.

Property and equipment

Property and equipment are recorded at historical cost. Interest costs related to property under construction are capitalized as a component of construction costs. Interest capitalized during fiscal years 2011, 2010 and 2009 was $8.2 million, $3.9 million and $8.8 million, respectively.

Once rigs and related equipment are placed in service, they are depreciated on the straight-line method over their estimated useful lives, with depreciation discontinued only during the period when a drilling unit is out of service while undergoing a significant upgrade that extends its useful life. Our estimated useful lives of our various classifications of assets are as follows:

Years
Drilling vessels and related equipment Drill pipe Furniture and other	5-35 3 3-10

Effective July 1, 2010, we extended the remaining depreciable life of the Atwood Southern Cross from one year to five years, based upon completion of a life enhancing upgrade, as the rig is technically capable of working over this revised period.

Effective October 1, 2008, we extended the remaining depreciable life of the Seahawk from one year to five years based upon the length of its then current contract commitment coupled with the fact that rig is technically capable of working over this revised period.

Maintenance, repairs and minor replacements are charged against income as incurred. Major replacements and upgrades are capitalized and depreciated over the remaining useful life of the asset, as determined upon completion of the work. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed are removed from the accounts at the time of disposition, and any resulting gain or loss is reflected in the Consolidated Statements of Operations for the applicable periods.

Impairment of property and equipment

We periodically evaluate our property and equipment to determine whether their net carrying value is in excess of their net realizable value. These evaluations are performed when we have sustained significant declines in utilization and day rates, and recovery is not contemplated in the near future. We consider a number of factors such as estimated future cash flows, appraisals and current market value analysis in determining an asset’s fair value. Assets are written down to their fair value if the carrying amount of the asset is not recoverable and exceeds its fair value.

We recorded an impairment charge of $5.0 million during fiscal year 2011 related to certain idled equipment.

Deferred drydocking costs

We defer the costs of scheduled drydocking and charge such costs to contract drilling expense over the period to the next scheduled drydocking (normally 30 months). At September 30, 2011, and 2010, deferred drydocking costs totaling $2.2 million and $1.5 million, respectively, were included in Deferred Costs and Other Assets in the accompanying Consolidated Balance Sheets.

Revenue recognition

We account for contract drilling revenue in accordance with the terms of the underlying drilling contract. These contracts generally provide that revenue is earned and recognized on a daily rate (i.e. “day rate”) basis, and day rates are typically earned for a particular level of service over the life of a contract. Day rate contracts can be performed for a specified period of time or the time required to drill a specified well or number of wells. Revenues from day rate drilling operations, which are classified under contract drilling services, are recognized on a per day basis as services are performed assuming collectability is reasonably assured.

Deferred fees and costs

Fees received prior to the commencement of the drilling contract as compensation for the cost of relocating drilling rigs from one major operating area to another, equipment and upgrade costs reimbursed by the customer, as well as receipt of advance billings of day rates are recognized as earned on a straight-line method over the expected term of the related drilling contract, as are the day rates associated with such contracts. However, fees received upon termination of a drilling contract are generally recognized as earned during the period termination occurs as the termination fee is usually conditional based on the occurrence of an event as defined in the drilling contract, such as obtaining follow on work to the contract in progress or relocation beyond a certain distance when the contract is completed. In addition, we defer the mobilization costs relating to moving a drilling rig to a new area which are incurred prior to the commencement of the drilling contract and customer requested equipment purchases that will revert to the customer at the end of the applicable drilling contract. We amortize such costs on a straight-line basis over the life of the applicable drilling contract. Contract revenues and drilling costs are reported in the Consolidated Statements of Operations at their gross amounts.

At September 30, 2011 and 2010, deferred fees associated with mobilization, related equipment purchases and upgrades and receipt of advance billings of day rates totaled $9.6 million and $7.5 million, respectively. At September 30, 2011 and 2010, deferred costs associated with mobilization and related equipment purchases and upgrades totaled $2.8 million and $1.7 million, respectively. Deferred fees and deferred costs are classified as current or long-term deferred credits and deferred costs, respectively, in the accompanying Consolidated Balance Sheets based on the expected term of the applicable drilling contracts.

Share-based compensation

We account for share-based compensation in accordance with ASC 718. Under ASC 718, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant). See Note 3 for additional information regarding share-based compensation.

Earnings per common share

Basic and diluted earnings per share, or EPS, have been computed in accordance with ASC 260. Basic EPS excludes dilution and is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the assumed effect of the issuance of additional shares in connection with the exercise of stock options. In accordance with ASC 718, we have also included the impact of pro forma deferred tax assets in calculating the potential windfall and shortfall tax benefits to determine the amount of diluted shares using the treasury stock method.

The computation of basic and diluted earnings per share under ASC 260 for each of the past three fiscal years is as follows (in thousands, except per share amounts):

	Net Income	Shares	Per Share Amount
Fiscal 2011:
Basic earnings per share	$271,674	64,754	$4.20
Effect of dilutive securities—
Stock options	—	649	(0.05)

Diluted earnings per share	$271,674	65,403	$4.15

Fiscal 2010:
Basic earnings per share	$256,996	64,391	$3.99
Effect of dilutive securities—
Stock options	—	637	(0.04)

Diluted earnings per share	$256,996	65,028	$3.95

Fiscal 2009:
Basic earnings per share	$250,745	64,167	$3.91
Effect of dilutive securities—
Stock options	—	326	(0.02)

Diluted earnings per share	$250,745	64,493	$3.89

The calculation of diluted earnings per share for fiscal years 2011, 2010 and 2009 exclude consideration of shares of common stock which may be issued in connection with outstanding stock options of 664,000, 500,000 and 316,000, respectively, because such options were anti-dilutive. These options could potentially dilute basic EPS in the future.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States (“GAAP”) requires management to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior period financial statements to conform to the current year presentation. These reclassifications did not affect the Consolidated Financial Statements reported in prior fiscal years.

NOTE 3—SHARE-BASED COMPENSATION

We account for share-based compensation in accordance with ASC 718. Under ASC 718, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite service period, which is generally the vesting period of the equity award.

On December 7, 2006, our board of directors adopted, and our stockholders subsequently approved on February 8, 2007, the Atwood Oceanics, Inc. 2007 Long-Term Incentive Plan (as amended, the “2007 Plan”). The effective date of the 2007 Plan was December 7, 2006, and awards may be made under the 2007 Plan through December 7, 2016. Under our 2007 Plan, up to 4,000,000 shares of common stock may be issued to eligible participants in the form of restricted stock awards or upon exercise of stock options granted pursuant to the 2007 Plan. We also maintain two other stock incentive plans approved by our shareholders, the Atwood Oceanics, Inc. Amended and Restated 2001 Stock Incentive Plan (as amended, the “2001 Plan”) and the Atwood Oceanics, Inc. 1996 Incentive Equity Plan (as amended, the “1996 Plan”), under which we have outstanding stock options and restricted stock awards. However, no additional options or restricted stock have been awarded under the 2001 or 1996 plans since the implementation of the 2007 Plan. All stock incentive plans currently in effect have been approved by our shareholders.

A summary of shares available for issuance and outstanding stock option and restricted stock awards for our three stock incentive plans as of September 30, 2011 is as follows:

	2007 Plan	2001 Plan	1996 Plan
Shares available for future awards or grants	1,895,274	—	—
Outstanding stock option grants	860,744	594,725	24,000
Outstanding unvested restricted stock awards	559,712	—	—

Awards of restricted stock and stock options have both been granted under our stock incentive plans as of September 30, 2011. We deliver newly issued shares of common stock for restricted stock awards upon vesting and upon exercise of stock options.

We recognize compensation expense on grants of share-based compensation awards on a straight-line basis over the required service period for each award. Unrecognized compensation cost, net of estimated forfeitures, related to awards of stock options and restricted stock and the related remaining weighted-average service period is as follows (in thousands, except average service periods):

	September 30,
	2011	2010
Unrecognized Compensation Cost
Stock options	$4,964	$4,471
Restricted stock awards	6,575	8,714

Total	$11,539	$13,185

Remaining weighted average service period (Years)	2.3	2.2

Stock Options

Under our stock incentive plans, the exercise price of each stock option must be equal to or greater than the fair market value of one share of our common stock on the date of grant, with all outstanding options having a maximum term of 10 years. Options vest ratably over a period ranging from the end of the first to the fourth year from the date of grant for stock options under the 2007 and 2001 Plans and from the end of the second to the fifth year from the grant date under for stock options under the 1996 Plan. Each option is for the purchase of one share of our common stock.

The total fair value of stock options vested during fiscal years 2011, 2010 and 2009 was $2.7 million, $3.0 million and $2.7 million, respectively. The per share weighted-average fair value of stock options granted during fiscal years 2011, 2010 and 2009 was $15.72, $14.69 and $5.75, respectively. We estimate the fair value of each stock option on the date of grant using the Black-Scholes pricing model and the following assumptions:

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Risk-Free Interest Rate	1.9%	2.1%	1.5%
Expected Volatility	44%	43%	42%
Expected Life (Years)	5.2	5.3	5.2
Dividend Yield	None	None	None

The average risk-free interest rate is based on the five-year U.S. treasury security rate in effect as of the grant date. We determined expected volatility using a six-year historical volatility figure and determined the expected term of the stock options using 10 years of historical data. The expected dividend yield is based on the expected annual dividend as a percentage of the market value of our common stock as of the grant date.

A summary of stock option activity for fiscal year 2011 is as follows:

	Number of Options (000s)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (000s)
Outstanding at October 1, 2010	1,720	$21.58
Granted	291	$37.41
Exercised	(391)	$15.04		$10,933
Forfeited	(140)	$31.90

Outstanding at September 30, 2011	1,480	$25.44	6.1	$13,198

Exercisable at September 30, 2011	971	$21.01	4.8	$12,971

Restricted Stock

We have awarded restricted stock under the 2007 Plan to certain employees and to our non-employee directors. All current awards of restricted stock to employees are subject to a vesting and restriction period ranging from three to four years, subject to early termination as provided in the 2007 Plan. All awards of restricted stock to non-employee directors are subject to a vesting and restriction period of a minimum of 13 months, subject to early termination as provided in the 2007 Plan. We value restricted stock awards based on the fair market value of our common stock on the date of grant.

A summary of restricted stock activity for fiscal year 2011 is as follows:

	Number of Shares (000s)	Weighted Average Fair Value
Unvested at October 1, 2010	623	$34.27
Granted	172	$37.73
Vested	(102)	$39.53
Forfeited	(133)	$33.56

Unvested at September 30, 2011	560	$34.54

NOTE 4—PROPERTY AND EQUIPMENT

A summary of property and equipment by classification is as follows (in thousands):

	September 30,
	2011	2010
Drilling vessels and related equipment
Cost	$2,315,419	$1,733,298
Accumulated depreciation	(435,577)	(392,808)

Net book value	1,879,842	1,340,490

Drill pipe
Cost	18,182	15,468
Accumulated depreciation	(13,885)	(13,563)

Net book value	4,297	1,905

Furniture and other
Cost	8,800	7,115
Accumulated depreciation	(5,618)	(5,549)

Net book value	3,182	1,566

Property and equipment, net	$1,887,321	$1,343,961

New Construction Projects

During fiscal year 2008, we entered into construction contracts with Jurong Shipyard Pte. Ltd. to construct two Friede & Goldman ExD Millennium semisubmersible drilling units (the Atwood Osprey and the Atwood Condor). The Atwood Osprey was delivered in April 2011, and the Atwood Condor is scheduled for delivery in the third quarter of fiscal year 2012.

In October 2010, we entered into turnkey construction agreements with PPL Shipyard PTE LTD in Singapore (“PPL”) to construct two Pacific Class 400 jack-up drilling units (the Atwood Mako and the Atwood Manta). The Atwood Mako and the Atwood Manta are scheduled for delivery in the fourth quarter of fiscal year 2012 and the first quarter of fiscal year 2013, respectively.

In January 2011, we exercised the first of three option agreements and entered into a turnkey construction agreement with PPL to construct a third Pacific Class 400 jack-up drilling unit (the Atwood Orca). The Atwood Orca is scheduled for delivery in the third quarter of fiscal year 2013.

In January 2011, we entered into a turnkey construction contract with Daewoo Shipbuilding and Marine Engineering Co., Ltd (“DSME”) to construct an ultra-deepwater drillship, the Atwood Advantage, at the DSME yard in South Korea. The Atwood Advantage is scheduled for delivery in the fourth quarter of fiscal year 2013.

As of September 30, 2011, we had expended approximately $650 million towards the construction of our five drilling units under construction. Total remaining firm commitments for our five drilling units under construction were approximately $1.2 billion at September 30, 2011.

On October 15, 2011, we entered into a turnkey construction contract with DSME to construct an ultra-deepwater drillship, the Atwood Achiever, at the DSME yard in South Korea. The Atwood Achiever is expected to be delivered by June 30, 2014.

Warehouse Fire

On October 25, 2008, a fire occurred in a third party warehouse facility in Houston, Texas that we use to store fleet wide spare capital equipment. In addition, this third party provides international freight forwarding services, and thus, the location was also used as a staging area for equipment shipments to our international fleet. Although the fire was contained primarily to one area of the facility, we did incur significant damage to our fleet spares and other equipment in-transit. At the time of the incident we had insurance to cover the cost of replacing and repairing damaged equipment in excess of a $1,000 deductible.

As of September 30, 2010, our claim was fully processed and deemed closed by the insurance company. We collected all insurance proceeds equal to our $6.2 million property loss claim and costs incurred to inspect and evaluate damaged equipment.

NOTE 5—LONG-TERM DEBT

A summary of long-term debt is as follows (in thousands):

	September 30, 2011	September 30, 2010
2007 credit facility, bearing interest (market adjustable) at approximately 1.1% per annum at September 30, 2010	$—	$180,000
2008 credit facility, bearing interest (market adjustable) at approximately 1.8% per annum at September 30, 2010	$—	$50,000
2011 credit facility bearing interest (market adjustable) at approximately 3.1% per annum at September 30, 2011	$520,000	$—

	$520,000	$230,000

In May 2011, we entered into a $750 million secured reducing revolving credit agreement with Nordea Bank Finland plc, New York Branch, as Administrative Agent and several lenders (the “2011 Credit Agreement”). The 2011 Credit Agreement includes provisions for incremental commitments up to $350 million, bringing the total commitment to $1.1 billion, if exercised. The maturity of the 2011 Credit Agreement is May 2016, subject to acceleration upon certain specified events of default, including but not limited to delinquent payments, bankruptcy filings, material adverse judgments, guarantees or security documents not being in full effect, non-compliance with the Employee Retirement Income Security Act of 1974, cross-defaults under other debt agreements, or a change of control. The 2011 Credit Agreement contains limitations on our ability to incur liens; merge, consolidate or sell substantially all assets; pay cash dividends; incur additional indebtedness; make advances, investments or loans; and transact with affiliates. The 2011 Credit Agreement is secured primarily by first preferred mortgages on six of our active drilling units (the Atwood Aurora, the Atwood Beacon, the Atwood Eagle, the Atwood Falcon, the Atwood Hunter, and the Atwood Osprey).

Borrowings under the 2011 Credit Agreement bear interest of the Eurodollar rate plus a margin of 2.50%. Certain borrowings effectively bear interest at a fixed rate due to our interest rate swaps. See Note 6. The 2011 Credit Agreement also provides for the issuance, when required, of standby letters of credit. Under the 2011 Credit Agreement, we will pay a commitment fee of 1.0% per annum on the unused portion of the underlying commitment. As of September 30, 2011, we have $227 million of funds available to borrow under this credit facility, with standby letters of credit issued in the aggregate amount of $3.4 million.

The 2011 Credit Agreement contains various financial covenants that impose a maximum leverage ratio of 4.0 to 1.0, a debt to capitalization ratio of 0.5 to 1.0, a minimum interest expense coverage ratio of 3.0 to 1.0 and a minimum collateral maintenance of 150% of the aggregate amount outstanding under the facility. We were in compliance with all financial covenants under the 2011 Credit Agreement at September 30, 2011. No additional funds have been borrowed under the 2011 Credit Agreement subsequent to September 30, 2011.

We have entered into four $50.0 million notional interest rate swap agreements to fix the variable interest rate on borrowings under the 2011 Credit Agreement through September 2014. The first three interest rate swap agreements serve to fix the annual rate at approximately 3.6% from July 2011 to September 2014. The fourth interest rate swap agreement serves to fix the annual rate at approximately 3.4% from September 2011 to September 2014.

Prior to the execution of the 2011 Credit Agreement, we had a five-year $300 million credit facility executed in October 2007 and a five-year $280 million credit facility executed in November 2008, both of which were retired during May 2011 with funding from the 2011 Credit Agreement.

NOTE 6—INTEREST RATE SWAPS

We are exposed to interest rate risk on borrowings under the 2011 Credit Agreement. Our variable rate debt exposes us to short-term changes in market interest rates as our interest obligations on these instruments are periodically re-determined based on the prevailing Eurodollar rate. We enter into interest rate swaps to limit our exposure to fluctuations and volatility in interest rates. We do not engage in derivative transactions for speculative or trading purposes and we are not a party to leveraged derivatives.

In the fourth quarter of fiscal year 2011, we entered into four $50.0 million notional interest rate swaps to fix the variable interest rate on borrowings under the 2011 Credit Agreement through September 2014. Three of these interest rate swap agreements serve to fix the annual rate at approximately 3.6% from July 2011 to September 2014. A fourth interest rate swap agreement serves to fix the annual rate at approximately 3.4% from September 2011 to September 2014.

Fair Value of Derivatives

In accordance with ASC 815, Derivatives and Hedging, the following table presents the fair value of our cash flow hedge derivative contracts included in the Consolidated Balance Sheets as of September 31, 2011 and 2010 (See Note 10 for additional information regarding Fair Value Measurements):

		September 30,
Type of Contract	Balance Sheet Classification	2011	2010
Short term interest rate swaps	Accrued liabilities	$988	$—
Long term interest rate swaps	Other long-term liabilities	631	—

Total derivative contracts, net		$1,619	$—

We recognized an unrealized loss of approximately $1.6 million in Other Comprehensive Income (“OCI”) as a result of changes in fair value of our interest rate derivatives during fiscal year 2011. No gain or loss was recognized in OCI during fiscal year 2010.

NOTE 7—INCOME TAXES

Domestic and foreign income before income taxes for the three-year period ended September 30, 2011, is as follows (in thousands):

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Domestic loss	$(22,954)	$(24,550)	$(9,492)
Foreign income	347,801	344,529	305,923

	$324,847	$319,979	$296,431

The provision (benefit) for domestic and foreign taxes on income consists of the following (in thousands):

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Current—domestic	$29	$(34)	$160
Deferred—domestic	(980)	6,813	(4,335)
Current—foreign	54,209	58,218	50,052
Deferred—foreign	(85)	(2,014)	(191)

	$53,173	$62,983	$45,686

Deferred Taxes

The components of the deferred income tax assets (liabilities) as of September 30, 2011 and 2010 are as follows (in thousands):

	September 30,
	2011	2010
Deferred tax assets—
Net operating loss carryforwards	$16,014	$10,089
Tax credit carryforwards	1,618	730
Stock option compensation expense	7,105	6,298
Book accruals	3,273	3,157

	28,010	20,274

Deferred tax liabilities—
Difference in book and tax basis of equipment	(12,222)	(13,935)

	(12,222)	(13,935)

Net deferred tax assets (liabilities) before valuation allowance	15,788	6,339
Valuation allowance	(25,568)	(17,184)

	$(9,780)	$(10,845)

Net current deferred tax assets	$—	$—
Net noncurrent deferred tax liabilities	(9,780)	(10,845)

	$(9,780)	$(10,845)

For fiscal year 2011, we recorded a valuation allowance of $8.4 million on net deferred tax assets primarily related to our United States net operating loss carry forward. The gross amount of federal net operating loss carry forwards as of September 30, 2011 is estimated to be $83.2 million, which will begin to expire in 2025. Management does not expect that our tax credit carry forward of $1.6 million will be utilized to offset future tax obligations before the credits begin to expire in 2012. Thus, a corresponding valuation allowance of $1.6 million is recorded as of September 30, 2011.

We have approximately $12.9 million of windfall tax benefits from previous stock option exercises that have not been recognized as of September, 30, 2011. Pursuant to ASC 718, this amount will not be recognized until the deduction would reduce our United States income taxes payable. At such time, the amount will be recorded as an increase to paid-in-capital. We apply the “with-and-without” approach when utilizing certain tax attributes whereby windfall tax benefits are used last to offset taxable income.

We do not record federal income taxes on the undistributed earnings of our foreign subsidiaries that we consider to be permanently reinvested in foreign operations. The cumulative amount of such undistributed earnings was approximately $1.3 billion at September 30, 2011. It is not practicable to estimate the amount of any deferred tax liability associated with the undistributed earnings.

We record estimated accrued interest and penalties related to uncertain tax positions in income tax expense. At September 30, 2011, we had approximately $16.8 million of reserves for uncertain tax positions, including estimated accrued interest and penalties of $4.9 million, which are included in Other Long Term Liabilities in the Consolidated Balance Sheet. All $16.8 million of the net uncertain tax liabilities would affect the effective tax rate if recognized. A summary of activity related to the net uncertain tax positions including penalties and interest for fiscal year 2011 is as follows:

Liability for Uncertain Tax Positions
Balance at October 1, 2010	$9,968
Increases based on tax positions related to prior fiscal years	5,959
Increases based on tax positions related to current fiscal year	877

Balance at September 30, 2011	$16,804

Our United States tax returns for fiscal year 2008 and subsequent years remain subject to examination by tax authorities. As we conduct business globally, we have various tax years remaining open to examination in our international tax jurisdictions, including tax returns in Australia for fiscal years 2006 through 2011, as well as returns in Equatorial Guinea for calendar years 2006 through 2010. Although we cannot predict the outcome of ongoing or future tax examinations, we do not anticipate that the ultimate resolution of these examinations will have a material impact on our consolidated financial position, results of operations or cash flows.

As a result of working in foreign jurisdictions, we earned a high level of operating income in certain nontaxable and deemed profit tax jurisdictions, which significantly reduced our effective tax rate for fiscal years 2011, 2010 and 2009 when compared to the United States statutory rate. There were no significant transactions that materially impacted our effective tax for fiscal years 2011, 2010 or 2009. The differences between the United States statutory and our effective income tax rate are as follows:

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Statutory income tax rate	35%	35%	35%
Resolution of prior period tax items		1	(1)
Increase in tax rate resulting from—
Valuation allowance	2	2
Increases to the reserve for uncertain tax positions	2	1	1
Decrease in tax rate resulting from—
Foreign tax rate differentials, net of foreign tax credit utilization	(23)	(19)	(20)

Effective income tax rate	16%	20%	15%

NOTE 8—CAPITAL STOCK

Preferred Stock

We are authorized to issue 1.0 million shares of preferred stock with no par value. In October 2002, we designated Series A Junior Participating Preferred Stock in connection with the Rights Agreement described below. No preferred shares have been issued.

Rights Agreement

In September 2002, we authorized and declared a dividend of one Right (as defined in the Rights Agreement effective October 18, 2002, which governs the Rights) for each outstanding share of common stock as of November 5, 2002, subject to lender approval and consent, which was obtained. One Right is also associated with each share of common stock that becomes outstanding after November 5, 2002, but before the earliest of the date on which (i) the Rights become exercisable, (ii) the Rights are redeemed by us or (iii) the Rights expire, which is November 5, 2012. The Rights are not exercisable until a person or group of affiliated or associated persons begin to acquire or acquires beneficial ownership of 15% or more of our outstanding common stock. This provision does not apply to shareholders already holding 15% or more of our outstanding common stock as of November 5, 2002, until they acquire an additional 5%.

When exercisable, each Right entitles the registered holder to purchase from us one four-thousandth of a share of our Series A Junior Participating Preferred Stock, no par value, at a price of $150 upon the exercise of each Right. The redemption price of each Right is $0.0025. The Rights are subject to adjustment for certain future events including any future stock splits. At September 30, 2011, 500,000 preferred shares have been reserved for issuance in the event that Rights are exercised.

NOTE 9—RETIREMENT PLANS

We have two qualified defined contribution retirement plans (the “Retirement Plans”) under which qualified participants may make contributions, which together with our contributions, can be up to 100% of their compensation, as defined, to a maximum of $49,000. In the first month following the date of hire, an employee can elect to become a participant in a Retirement Plan. Under the Plans, participant contributions of 1% to 5% matched on a 2 to 1 basis. Our contributions vest 100% to each participant after three years of service with us including any period of ineligibility mandated by the Plans. If a participant terminates employment before becoming fully vested, the unvested portion is credited to our account and can be used only to offset our future contribution requirements.

During fiscal years 2011 and 2010, forfeitures of $0.3 million and $0.3 million, respectively, were used to reduce our cash contribution requirements while no forfeitures were used in fiscal year 2009. In fiscal years 2011, 2010 and 2009, our actual cash contributions totaled approximately $4.3 million, $5.2 million and $4.9 million, respectively. As of September 30, 2011, there were approximately $0.2 million of contribution forfeitures, which can be used to reduce our future cash contribution requirements.

NOTE 10—FAIR VALUE OF FINANCIAL INSTRUMENTS

On October 1, 2008, we adopted, without any impact to our financial position, operating results or cash flows, the provisions of ASC 820, for our financial assets and liabilities with respect to which we have recognized or disclosed at fair value on a recurring basis. We apply the guidance provided under ASC 820 to our financial assets and liabilities and nonfinancial liabilities that are measured and reported at fair value on a recurring basis.

The carrying amounts of our cash and cash equivalents, accounts receivables and payables are based on fair value due to the short-term maturity thereof. The carrying amount of our floating rate date is based on the fair value because such debt bears short-term, market-based interest rates. In addition, we record our interest rate swaps at their fair value. See Note 6.

Fair Value Measurements

We have certain liabilities that we have classified and disclosed fair value measurements using the following levels of the fair value hierarchy:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:	Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Measurement based on prices or valuation models that require inputs that are both significant to the fair value measurement and less observable for objective sources (i.e., supported by little or no market activity).

Assets and liabilities measured at fair value are classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment, which may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels as described in ASC 820. The determination of the fair values, stated below, takes into account the market for our financial assets and liabilities, the associated credit risk and other factors as required by ASC 820. We consider active markets as those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

The fair values of our interest rate swaps are based upon quotes obtained from counterparties to the derivative contracts. We review other readily available market prices for our derivative contracts as there is an active market for these contracts. We have access to documented valuation models used by our counterparties or other market participants. Included in these models are discount factors that are used to estimate values in the derivative transaction calculations. Based on the inputs for the fair value measurement, we have classified our derivative contract liabilities as Level 2.

The following table sets forth the estimated fair value of our financial instruments recognized at fair value as of September 30, 2011:

	Fair Value Measurements			Liabilities at Fair Value
Liabilities	Level 1	Level 2	Level 3
Interest Rate Swaps	$—	$1,619	$—	$1,619

We record the interest rate derivative contracts at fair value on our consolidated balance sheets. Hedging effectiveness is evaluated at each quarter end using the “Dollar Off-Set Method”. Each quarter changes in the fair values will be recorded on balance sheet prospectively, with an offset to Other Comprehensive Income (“OCI”).

For interest rate swaps, we evaluate all material terms between the swap and the underlying debt obligation. Any change in fair value resulting from ineffectiveness is recognized immediately in earnings. The amount of the gain or loss recorded in the income statement will be equal to the amount of ineffectiveness, if any. No income or loss was recognized during fiscal years 2011, 2010 or 2009 due to hedge ineffectiveness.

NOTE 11—CONCENTRATION OF MARKET AND CREDIT RISK

All of our customers are in the oil and gas offshore exploration and production industry. This industry concentration has the potential to impact our overall exposure to market and credit risks, either positively or negatively, in that our customers could be affected by similar changes in economic, industry or other conditions. However, we believe that the credit risk posed by this industry concentration is offset by the creditworthiness of our customer base.

Revenues from significant customers are as follows (in thousands):

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Chevron Australia	$199,685	81,577	—
Sarawak Shell Bhd.	138,836	84,617	81,538
Kosmos Energy Ghana Inc.	136,205	90,936	—
Noble Energy Mediterranean, Ltd.	—	—	149,603
Woodside Energy Ltd.	—	—	114,637

NOTE 12—COMMITMENTS AND CONTINGENCIES

Operating Leases

Future minimum lease payments for operating leases for fiscal years ending September 30 are as follows (in thousands):

2012	$1,484
2013	$1,280
2014	$1,258
2015	$290
2016	$0

Total rent expense under operating leases was approximately $4.4 million, $4.8 million and $4.1 million for fiscal years ended September 30, 2011, 2010, and 2009, respectively.

Litigation

We are party to a number of lawsuits which are ordinary, routine litigation incidental to our business, the outcome of which is not expected to have, either individually or in the aggregate, a material adverse effect on our financial position, results of operations or cash flows.

Other Matters

The Atwood Beacon operated in India from early December 2006 to the end of July 2008. A service tax in India was enacted in 2004 on revenues derived from seismic and exploration activities. This service tax law was subsequently amended in June 2007 and again in May 2008 to state that revenues derived from mining services and drilling services were specifically subject to this service tax. The contract terms with our customer in India provided that any liability incurred by us related to any taxes pursuant to laws not in effect at the time the contract was executed in 2005 was to be reimbursed by our customer. We believe any service taxes assessed by the Indian tax authorities under the 2007 or 2008 amendments are an obligation of our customer. Our customer is disputing this obligation on the basis that revenues derived from drilling services were taxable under the initial 2004 law and are, therefore, our obligation.

After reviewing the status of the drilling service we provided to our customer, the Indian tax authorities assessed service tax obligations on revenues derived from the Atwood Beacon commencing on June 1, 2007. The relevant Indian tax authority issued an extensive written ruling setting forth the application of the June 1, 2007 service tax regulation and confirming the position that drilling services, including the services performed under our contract with our customer prior to June 1, 2007, were not covered by the 2004 service tax law. The ruling of the Indian tax authority is currently subject to the review of the Tax Appeal Tribunal.

As of September 30, 2011, we have paid to the Indian government $10.1 million in service taxes and have accrued $1.8 million of additional service tax obligations in accrued liabilities on our consolidated balance sheets, for a total of $11.9 million relating to service taxes. We have recorded a corresponding $11.8 million long-term other receivable due from our customer relating to service taxes due under the contract. We intend to pursue collection of such amounts from our customer.

NOTE 13—SUPPLEMENTAL CASH FLOW INFORMATION

	Years Ended September 30,
	2011	2010	2009
Cash paid during the period for:
Domestic and foreign income taxes	$55,062	$65,024	$40,713

Interest, net of amounts capitalized	$3,703	$1,656	$2,144

Non-cash activities:
Increase in insurance receivable related to reduction in value of spare capital equipment and inventory	$—	$—	$2,518

Increase in accounts payable and accrued liabilities related to capital expenditures	$77,164	$10,616	$7,579

NOTE 14—RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2011, the Financial Accounting Standards Board (“FASB”), issued Accounting Standards Update (“ASU”) 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income,” which amends the presentation requirements for comprehensive income and requires that all non-owner changes in stockholders’ equity be presented either as a single continuous statement of comprehensive income or in two separate but consecutive statements. Additionally, the update requires presentation of reclassification adjustments on the face of the financial statement. The update is effective for interim and annual periods beginning after December 15, 2011, with early adoption permitted. We adopted the amendments in this update on June 30 with no material impact on our consolidated financial statements or disclosures in our financial statements.

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”. The amendment clarifies existing fair value measurement and disclosure requirements, amends certain fair value measurement principles and requires additional disclosures about fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. We will adopt the accounting standards effective January 1, 2012. We do not expect that our adoption will have a material effect on our financial statements or disclosures in our financial statements.

In April 2010, the FASB issued ASU 2010-13, “Compensation—Stock Compensation” (Topic 718). The amendment provides updated guidance on the classification of a share-based payment award as either equity or a liability. The objective of this update is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. We adopted the amendments in this update on October 1, 2010, with no material impact on our financial statements or disclosures in our financial statements.

NOTE 15—OPERATIONS BY GEOGRAPHIC AREAS

We report our offshore contract drilling operation as a single reportable segment: Offshore Contract Drilling Services. The consolidation of our offshore contract drilling operations into one reportable segment is attributable to how we manage our business, including the nature of services provided and the type of customers of such services and the fact that all of our drilling fleet are dependent upon and able to service the worldwide oil industry. The mobile offshore drilling units and related equipment comprising our offshore rig fleet operate in a single, global market for contract drilling services and are often redeployed globally due to changing demands of our customers, which consist largely of major integrated oil and natural gas companies and independent oil and natural gas companies. Our offshore contract drilling services segment currently conducts offshore contract drilling operations located in the U.S. Gulf of Mexico, South America, the Mediterranean Sea, West Africa, Southeast Asia and Australia.

The accounting policies of our reportable segment are the same as those described in the summary of significant accounting policies (see Note 2). We evaluate the performance of our operating segment based on revenues from external customers and segment profit. A summary of revenues and operating margin for the fiscal years ended September 30, 2011, 2010 and 2009 and identifiable assets by geographic areas as of September 30, 2011, 2010 and 2009 is as follows (in thousands):

	Fiscal	Fiscal	Fiscal
	2011	2010	2009
REVENUES:
North & South America	$45,242	$10,065	$19,055
Southeast Asia & India	187,717	188,180	162,888
Mediterranean & Black Sea	28,486	46,622	169,828
Africa	183,946	271,583	89,601
Australia	199,685	134,112	145,135

TOTAL REVENUES	$645,076	$650,562	$586,507

OPERATING INCOME (EXPENSE):
North & South America	$(30,392)	$(12,204)	$48,535
Southeast Asia & India	129,799	132,192	42,025
Mediterranean & Black Sea	15,385	15,931	141,133
Africa	116,581	154,298	14,301
Australia	96,724	72,743	84,087
Corporate general and administrative expenses	563	(40,620)	(31,639)

TOTAL OPERATING INCOME (EXPENSE)	$328,660	$322,340	$298,442

TOTAL ASSETS:
North & South America	$292,808	$90,496	$61,982
Southeast Asia & India	904,581	974,050	750,141
Mediterranean & Black Sea	12,114	239,017	225,332
Africa	303,595	230,677	238,700
Australia	813,554	154,055	192,330
Other	48,739	36,145	40,917

TOTAL ASSETS	$2,375,391	$1,724,440	$1,509,402

NOTE 16—QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly results for fiscal years 2011 and 2010 are as follows (in thousands, except per share amounts):

	Quarters ended(1)
	December 31	March 31	June 30	September 30
Fiscal 2011
Revenues	$146,286	$159,085	$162,147	$177,558
Income before income taxes	63,240	90,485	87,203	83,919
Net income	52,850	70,611	75,285	72,928
Earnings per common share—
Basic	0.82	1.09	1.16	1.13
Diluted	0.81	1.08	1.15	1.12

Fiscal 2010
Revenues	$164,243	$159,069	$166,637	$160,613
Income before income taxes	81,255	77,018	84,847	76,859
Net income	66,984	66,755	58,994	64,229
Earnings per common share—
Basic	1.04	1.04	0.92	1.00
Diluted	1.03	1.03	0.91	0.99

(1)	The sum of the individual quarterly net income per common share amounts may not agree with year-to-date net income per common share as each quarterly computation is based on the weighted average number of common shares outstanding during that period.

Atwood Oceanics, Inc.

$

    % Senior Notes due 2020

PROSPECTUS

Joint Book-Running Managers

Credit Suisse

Barclays Capital

Wells Fargo Securities

Senior Co-Managers

DNB Markets

Credit Agricole CIB

BNP PARIBAS

Natixis

Nordea

UniCredit Capital Markets

Co-Managers

HSBC

ING

Morgan Keegan

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by Atwood Oceanics, Inc., a Texas corporation (“Atwood”), in connection with the offering described in this Registration Statement.

Registration fee	$57,300
FINRA fee	50,500
Printing expenses	125,000
Accounting fees and expenses	175,000
Legal fees and expenses	300,000
Trustee fees and expenses	20,000
Rating agency fees	600,000
Miscellaneous	72,200

Total	1,400,000

*	Applicable SEC registration fees have been deferred in accordance with Rules 456(b) and 457(r) of the Securities Act and are not estimable at this time.

Item 15.	Indemnification of Directors and Officers.

Article IV, Section 3 of our second amended and restated by-laws provides that we shall indemnify and advance expenses to directors, officers, employees and agents to the maximum extent permissible under the Texas Business Organization Code (the “TBOC”).

Article VII of our amended and restated certificate of formation precludes any personal liability by a director to us or our shareholders for monetary damages for an act or omission in the director’s capacity as a director, except for liability for (i) any breach of the director’s duty of loyalty to us or our shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a transaction from which the director received an improper personal benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office, or (iv) an act or omission for which the liability of a director is expressly provided for by statute. Article VII also provides that, if the TBOC is later amended to authorize corporate action further eliminating or limiting personal liability of directors, the liability of directors shall be further eliminated or limited to the fullest extent permitted by TBOC.

While Article VII of our certificate of formation provides directors with protection from awards of monetary damages for breaches of the duty of care, it does not eliminate each director’s duty of care. Accordingly, Article VII has no effect on the availability of an equitable remedy such as an injunction or rescission based upon a director’s breach of the duty of care. In addition, Article VII applies only to claims against the director arising out of his or her role as a director, and does not apply to the director’s role as an officer or in any capacity other than that of a director or to the director’s responsibilities under other law, such as the federal securities laws. Article VII relates only to liabilities of directors to us and our shareholders, and does not affect liability to third parties.

Title 1, Chapter 8 of the TBOC and Article IV, Section 7 of our bylaws provide us with broad powers and authority to indemnify our directors and officers and to purchase and maintain insurance for such purposes. Pursuant to such statutory and bylaw provisions, we have purchased insurance against certain costs of indemnification that may be incurred by us and by our officers and directors.

Any underwriting agreements to be filed or incorporated by reference with this registration statement may contain reciprocal agreements of indemnity between us and the underwriters as to certain liabilities, including liabilities under the Securities Act, and may provide for indemnification of our directors and officers in certain circumstances.

Item 16.	Exhibits.†

Exhibit No.	Description of Exhibit

4.1	Form of Indenture between Atwood and Wells Fargo Bank, National Association relating to the debt securities.

5.1	Opinion of Baker Botts L.L.P. as to the legality of the securities.

8.1	Opinion of Baker Botts L.L.P. relating to tax matters.

12.1	Statement of computation of ratio of earnings to fixed charges for each of the years in the five- year period ended September 30, 2011.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Baker Botts L.L.P. (included in Exhibits 5.1 and 8.1).

24.1	Powers of Attorney (included on the signature page herein).

25.1	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of the Trustee on Form T-1.

101	Interactive Data File.

†	The Registrant will file as an exhibit to a Current Report on Form 8-K (i) any underwriting or similar agreement relating to the debt securities, (ii) the instruments setting forth the terms of the debt securities and (iii) any additional required opinions of counsel as to legality of the debt securities and as to certain tax matters relative to debt securities offered hereby.

Item 17.	Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the Registration Statement as of the date the filed prospectus was deemed part of and included in the Registration Statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the Registration Statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the Registration Statement relating to the securities in the Registration Statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to the Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b)	The undersigned Registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on January 9, 2012.

ATWOOD OCEANICS, INC.

By:	/s/ ROBERT J. SALTIEL
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints Robert J. Saltiel, Mark L. Mey and Walter A. Baker, and each of them severally, each of whom may act without the joinder of the others, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated and on January 9, 2012.

/s/ ROBERT J. SALTIEL Robert J. Saltiel	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ MARK L. MEY Mark L. Mey	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ GEORGE S. DOTSON George S. Dotson	Chairman of the Board

/s/ DEBORAH A. BECK Deborah A. Beck	Director

/s/ JACK E. GOLDEN Jack E. Golden	Director

Hans Helmerich	Director

James R. Montague	Director

/s/ ROBERT J. SALTIEL Robert J. Saltiel	Director

/s/ PHIL D. WEDEMEYER Phil D. Wedemeyer	Director

INDEX TO EXHIBITS†

Exhibit No.	Description of Exhibit

4.1	Form of Indenture between Atwood and Wells Fargo Bank, National Association relating to the debt securities.

5.1	Opinion of Baker Botts L.L.P. as to the legality of the securities.

8.1	Opinion of Baker Botts L.L.P. relating to tax matters.

12.1	Statement of computation of ratio of earnings to fixed charges for each of the years in the five-year period ended September 30, 2011.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Baker Botts L.L.P. (included in Exhibits 5.1 and 8.1).

24.1	Powers of Attorney (included on the signature page herein).

25.1	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of the Trustee on Form T-1.

101	Interactive Data File.

†	The Registrant will file as an exhibit to a Current Report on Form 8-K (i) any underwriting or similar agreement relating to the debt securities, (ii) the instruments setting forth the terms of the debt securities and (iii) any additional required opinions of counsel as to legality of the debt securities and as to certain tax matters relative to debt securities offered hereby.